   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2000



                                                      REGISTRATION NO. 333-95931

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            BLUESTONE SOFTWARE, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                            7372                           22-2964141
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)

                            ------------------------

                               300 STEVENS DRIVE
                        PHILADELPHIA, PENNSYLVANIA 19113
                                 (610) 915-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                            PAUL T. PORRINI, ESQUIRE
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            BLUESTONE SOFTWARE, INC.
                               300 STEVENS DRIVE
                        PHILADELPHIA, PENNSYLVANIA 19113
                                 (610) 915-5005
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

       MICHAEL P. GALLAGHER, ESQUIRE               WILLIAM J. GRANT, JR., ESQUIRE
            PEPPER HAMILTON LLP                       WILLKIE FARR & GALLAGHER
      1235 WESTLAKES DRIVE, SUITE 400                    787 SEVENTH AVENUE
             BERWYN, PA 19312                         NEW YORK, NEW YORK 10019
              (610) 640-7800                               (212) 728-8000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.


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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS                                      Filed Pursuant to Rule 424(b)(4)

                                               Registration No. 333-____________

[LOGO]

3,500,000 Shares

Common Stock


We are offering 1,750,000 shares and certain selling stockholders are offering 1,750,000 shares in this offering. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. Our common stock is listed for quotation on the Nasdaq National Market under the symbol "BLSW." The last reported sale price of our common stock on February 11, 2000 was $97.00 per share.



INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              Per Share   Total
Public Offering Price                                          $          $
Underwriting Discount                                          $          $
Proceeds to Bluestone                                          $          $
Proceeds to selling stockholders                               $          $

Certain selling stockholders have granted the underwriters a 30-day option to purchase up to 525,000 additional shares of common stock at the offering price to cover any over-allotments.

We expect to issue these shares on February   , 2000.

Deutsche Banc Alex. Brown

      Wit SoundView

             C.E. Unterberg, Towbin

                   Legg Mason Wood Walker Incorporated

                                           , 2000

                       [INSIDE FRONT COVER OF PROSPECTUS]

                                     [LOGO]

GRAPHIC:

    Landscape format--1 page graphic:

    A graphical figure of a single, floor-standing server cabinet is located in the center of the page with the following text appearing immediately under the server: "APPLICATION SERVER--Provides standard services to make information access available, secure and reliable." Five two-directional arrows surround the text, and point, to various graphical representations located in the corners and bottom center of the page.

    Beginning in the bottom left hand corner of the page and moving in a clockwise direction is the following graphical figures:

(1) A two-directional arrow cuts through a cloud that represents and is labeled as the "Internet," and points to the following text: "INFORMATION ACCESS--Access from applications or information devices." Below the text are graphical figures of a personal computer, a laptop computer, a cellular phone and a handheld personal computing device.

(2) In the upper left hand corner of the page is a graphical figure of a satellite dish on top of a metal tower. A two-directional arrow points between the satellite dish and the server cabinet. The following text is located to the right of the satellite dish "APPLICATION MANAGEMENT--Control and reporting of application usage."

(3) In the upper right hand corner of the page are graphical figures of a personal computer, a lap-top computer, a cellular phone and a handheld personal computing device. A two-directional arrow points between the aforementioned figures and the server cabinet. To the left of the figures is the following text: "APPLICATION ACCESS--Access from other information sources or computer systems."

(4) In the lower right hand corner of the page is a graphical figure of an electrical plug. A two-directional arrow points between the electrical plug and the server cabinet. Above the electrical plug is the following text:
    "APPLICATION INTEGRATION--Provides access to all information in the Enterprise."


(5) In the bottom center of the page is a graphical figure of a computer screen displaying a website titled "MyBluestone.com". A two-directional arrow points between the computer screen and the server cabinet. To the right of the computer screen is the following text: "E-COMMERCE COMPONENTS--Provides content management, personalization and storefront capabilities."

                                   [GRAPHIC]

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

    GENERALLY, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS BY CERTAIN SELLING STOCKHOLDERS IS NOT EXERCISED.

                                   BLUESTONE

    We are a leading provider of software for enterprise interaction management, which enables businesses to extend information over the World Wide Web in a controlled manner and to support high volumes of users and interactions. Our flagship product, Sapphire/Web, is a framework for JAVA Web application servers and is currently in Release 6. A Web application server is a software product that allows broad access to stored corporate information and applications to a variety of users, including customers, suppliers and employees, via the Web. We believe that our JAVA Web application server is the leading solution of its kind based on the breadth of its functionality. We believe that ours is the only product to adequately address the four defining elements of enterprise interaction management--development, deployment, integration and management--and therefore provides the most complete overall solution to our customers. In January 1999, we released Bluestone XML Suite, which represents a new generation of specialized Web application server focused on commerce via the Internet. In December 1999, we released Bluestone Total-e-Business, an e-business platform that provides the infrastructure, integration, content management, personalization and e-commerce components that companies utilize to conduct their businesses on the Internet.

OUR INDUSTRY

    Businesses are rapidly adopting technology that allows their existing computer systems to operate and be accessed over the Web. To date, most businesses have simply provided marketing material on their Web sites and have not been able to take full advantage of the interactive potential of the Internet. The existing information technology infrastructure of most companies cannot reliably and securely handle a high volume of interactions across the Internet. Therefore, most companies are unable to utilize, integrate or deploy their existing information technology assets for Internet commerce or use over the Web.

    Deploying Web application servers allows real time, interactive access to complex information through the Web that is otherwise only available internally in an organization through its own applications and existing corporate databases. This enables a much broader and diverse audience to utilize and interact with a business' core systems and information. Uses of this capability include:

    - broad dissemination and more effective use of management information for decision support;

    - employee self-service applications that improve internal efficiencies;

    - customer relationship management activities that enhance service levels;

    - supply chain functions that increase coordination among trading partners; and

    - Internet commerce initiatives that create entirely new revenue streams and business models.

    Demand for these capabilities has resulted in significant growth in the market for Web application servers. In an August 1998 report, Forrester Research estimated that the market for application server software would be approximately $700 million in 1999 and grow to approximately $1.8 billion by 2001, representing a compounded annual growth rate of approximately 60%. Another independent technology research organization, Ovum, estimated in a June 1999 report that the market for application server technologies, which Ovum defines in a manner that more closely resembles our addressable market, will grow to $17 billion by 2004. As this market develops, businesses are recognizing that a broader set of facilities, beyond simple deployment alone, are required to capture the substantial benefits that Internet computing and Internet commerce can provide.

OUR SOLUTION

    We provide a comprehensive framework that enables businesses to deploy information across the Internet to employees, customers, suppliers and partners. Our solution furnishes businesses with the ability to Web-enable their existing systems, develop new Web-based applications, integrate their applications and enable Internet commerce. Our deployment solution is 100% Pure JAVA, a programming language developed by Sun Microsystems that operates in virtually all computing environments. We believe our solution is the only one available that allows organizations to develop, deploy, integrate and manage enterprise-scale, mission-critical applications. In particular, our solution offers the following facilities:

    - a robust development environment and toolset that is open and highly adaptable and has many features that increase the speed and reduce the cost of systems development;

    - open, high-performance deployment that enables implementation of systems with high reliability, security and flexibility and supports very high volumes of interactions;

    - extensive integration capabilities that facilitate the integration of a business' overall computing environment; and

    - comprehensive management features that provide the necessary means to monitor, administer and report on a business' entire Web infrastructure.

OUR GROWTH STRATEGY

    Our goal is to maintain and extend our position as a leading provider of Web application server technology, enterprise application integration and Internet commerce solutions. Our key growth strategies are to:

    - maintain and extend technological leadership;

    - expand product offerings;

    - continue to focus on enterprise-scale solutions;

    - increase marketing and direct sales efforts;

    - further develop indirect channels, partners and alliances; and

    - make strategic acquisitions of complementary businesses and technologies.

OUR CUSTOMERS

    Our solutions are applicable to a wide variety of industries and are used by many of the world's leading businesses, including:

    - three of the top five FORTUNE 500 companies in the electronics industry;

    - five of the top ten FORTUNE 500 companies in the computer equipment industry;

    - four of the top five FORTUNE 500 companies in the aerospace industry;

    - seven out of the top ten FORTUNE 500 companies in the telecommunications industry;

    - three of the top four FORTUNE 500 companies in the entertainment industry; and

    - five of the top ten FORTUNE 500 companies in the pharmaceuticals industry.

    We market our products and services through our direct sales force and a network of value added resellers, independent software vendors and systems integrators. Since 1996, we have sold our Sapphire/ Web software products to over 500 customers. Our customers include ARI, Avnet, Deutsche Bank, Expression Engines, Inc., Food.com, gazoontite.com, Hewlett-Packard, Houghton Mifflin Company, Sanchez Computer Associates, Spinrocket.com, Inc. and Strategic Weather Services.

    We were originally incorporated in 1989. Our executive offices are located at 300 Stevens Drive, Philadelphia, Pennsylvania 19113. Our telephone number is
(610) 915-5000. Information contained on our Web site at www.bluestone.com does not constitute a part of this prospectus.

                                  THE OFFERING



Common stock offered by Bluestone............  1,750,000 shares

Common stock offered by the selling            1,750,000 shares
  stockholders...............................

Total offering...............................  3,500,000 shares

Common stock outstanding after this            20,262,359 shares
  offering...................................

Use of proceeds..............................  Product development, sales and marketing, potential acquisitions and working capital

Nasdaq National Market symbol................  "BLSW"



    Common stock outstanding after this offering is based on the number of shares outstanding as of December 31, 1999 and includes an additional 277,842 shares of common stock offered by certain selling stockholders which were issuable upon the exercise of stock options outstanding on such date. It excludes:



    - 2,384,645 shares of common stock issuable upon exercise of other options and warrants at a weighted average exercise price of $11.92 per share.



    - 369,356 shares reserved for future grants under our stock option and directors' compensation plans.


    - 3,459,672 additional shares reserved for issuance under our stock option plan as approved on January 31, 2000.

                         SUMMARY FINANCIAL INFORMATION


    The following table sets forth certain of our historical, pro forma and adjusted financial data. The pro forma net loss per share amount presented below reflects the outstanding preferred stock during the period presented on an as converted basis. The adjusted balance sheet data presented below gives effect to the receipt of the estimated net proceeds of $161.1 million from the sale of shares of common stock offered by us at an assumed offering price of $97.00 per share, after deducting $8.6 million for estimated underwriting discounts and commissions and our estimated offering expenses and our receipt of $2.3 million of proceeds from the exercise of 277,842 stock options by certain selling stockholders.


    In April 1997, we spun off our consulting division to our then sole stockholder. The consulting division spin-off has been reported as a discontinued operation. In April 1998, we decided to focus on internally developed software products and curtail the licensing and services related to third party products. No material license revenues from third party products were recognized after March 31, 1998.


                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees.....................................   $ 2,337    $  3,391    $ 11,654
  Services..................................................     2,179       3,620       3,993
  Third party products and related services.................     5,225       1,107          --
                                                               -------    --------    --------
      Total revenues........................................     9,741       8,118      15,647
Cost of revenues:
  Software license fees.....................................       202         259         401
  Services..................................................     2,516       4,433       4,792
  Third party products and related services.................     2,798         643          --
                                                               -------    --------    --------
      Total cost of revenues................................     5,516       5,335       5,193
                                                               -------    --------    --------
Gross profit................................................     4,225       2,783      10,454
Operating expenses:
  Sales and marketing.......................................     5,131       9,551      15,936
  Product development.......................................     1,295       2,474       4,537
  General and administrative................................     1,616       2,316       4,412
  Amortization of stock-based compensation..................        --          --         282
                                                               -------    --------    --------
      Total operating expenses..............................     8,042      14,341      25,167
                                                               -------    --------    --------
Loss from operations........................................    (3,817)    (11,558)    (14,713)
Interest expense, net.......................................       (80)        (47)       (405)
                                                               -------    --------    --------
Loss from continuing operations.............................    (3,896)    (11,605)    (15,118)
Income from discontinued operations.........................        99          --          --
                                                               -------    --------    --------
Net loss....................................................    (3,798)    (11,605)    (15,118)
Accretion of preferred stock redemption value...............      (240)       (846)     (1,636)
                                                               -------    --------    --------
Net loss available to common stockholders...................   $(4,038)   $(12,451)   $(16,754)
                                                               =======    ========    ========
Basic and diluted net income (loss) per share:
  Continuing operations.....................................   $ (1.39)   $  (4.12)   $  (2.18)
  Discontinued operations...................................      0.04          --          --
  Accretion of preferred stock redemption value.............     (0.09)      (0.30)      (0.24)
                                                               -------    --------    --------
                                                               $ (1.44)   $  (4.42)   $  (2.42)
                                                               =======    ========    ========
Shares used in computing basic and diluted net income (loss)
  per share.................................................     2,813       2,814       6,928

Pro forma basic and diluted net loss per share from
  continuing operations.....................................                          $  (1.13)
                                                                                      ========
Shares used in computing pro forma basic and diluted net
  loss per share............................................                            13,429



                                                                          DECEMBER 31, 1999
                                                              ------------------------------------------
                                                               ACTUAL                  ADJUSTED
                                                              --------         -------------------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $66,160                           $229,579
Working capital.............................................   63,545                            226,964
Total assets................................................   74,140                            237,559
Long-term obligations, net of current portion...............      439                                439
Total stockholders' equity..................................   65,964                            229,383

                                  RISK FACTORS

    THIS SECTION HIGHLIGHTS SPECIFIC RISKS WITH RESPECT TO AN INVESTMENT IN OUR BUSINESS. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. WE ALSO CAUTION YOU THAT THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE BASED ON MANAGEMENT'S BELIEFS AND ASSUMPTIONS AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

WE HAVE HAD RECENT LOSSES AND MAY INCUR FUTURE LOSSES THAT MAY DEPRESS OUR STOCK
  PRICE.


    We have incurred significant net losses since 1996, including losses of approximately $3.8 million, $11.6 million and $15.1 million for the years ended December 31, 1997, 1998 and 1999, respectively. Our losses have resulted in an accumulated deficit of approximately $34.9 million as of December 31, 1999. We expect to increase our research and development, sales and marketing and general and administrative expenses in future periods. Any significant shortfall of revenues in relation to our expectations or any material delay of customer orders would have an immediate adverse effect on our business, operating results and financial condition. We may not be profitable in any future period. Our future operating results will depend on many factors, including:


    - the overall growth rate for the markets in which we compete;

    - the level of market acceptance of, and demand for, our software products;

    - the level of product and price competition;

    - our ability to establish strategic marketing relationships, develop and market new and enhanced products, and control costs;

    - our ability to expand our direct sales force and indirect distribution channels;

    - our ability to integrate acquired businesses and product lines;

    - our ability to develop and maintain awareness of our brands; and

    - our ability to attract, train and retain consulting, technical and other key personnel.

LACK OF GROWTH OR DECLINE IN INTERNET USAGE OR THE LACK OF ACCEPTANCE OF COMMERCE CONDUCTED VIA THE INTERNET COULD BE DETRIMENTAL TO OUR FUTURE OPERATING RESULTS.

    Our products enhance companies' ability to transact business and conduct operations utilizing the Internet. Therefore, our future sales and any future profits are substantially dependent upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers and businesses. Rapid growth in the use of the Internet and other online services is a recent development and we are unsure whether that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt and continue to use the Internet and other online services as a medium of commerce. To be successful, we must rely on consumers and businesses who have historically used traditional means of commerce to purchase products accepting and utilizing new ways of conducting business and exchanging information over the Internet.

    In addition, the Internet may not be accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and Web performance improvements. If the Internet continues to experience significant growth in the number of users, frequency of use or an increase in bandwidth requirements, the Internet's infrastructure may not be able to support the demands placed upon it. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. If Congress or other governing bodies, both within and outside the United States, decides to alter materially the current approach to, and level of, regulation of the

Internet, we may need to adapt our technology. Any required adaptation could cause us to spend significant amounts of time and money. If use of the Internet does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur, if government regulations change or if the Internet does not become a viable commercial marketplace, our business could suffer.

WE DEPEND ON OUR SAPPHIRE/WEB PRODUCTS AND IF THE MARKET FOR THESE PRODUCTS DOES NOT CONTINUE TO GROW, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.


    Software license revenues from our Sapphire/Web software were $3.4 million or 42% of total revenues in 1998 and $11.7 million or 74% of total revenues in 1999. We expect to continue to be dependent upon the Sapphire/Web software products in the future, and any factor adversely affecting the market for Web application server software in general, or our software in particular, would adversely affect our ability to generate revenues. The market for Web application server software is competitive, highly fragmented and characterized by rapid technological change. Our future financial performance will depend in large part on the successful development, introduction and customer acceptance of our new products and product enhancements in a timely and cost effective manner. We expect to continue to commit significant resources to market and further develop the Sapphire/Web software products and enhance the brand awareness of Sapphire/Web and our other software products. The market for our software may not continue to grow or may grow at a slower rate than we expect. Furthermore, the market may not accept our products. If this market fails to grow or grows more slowly than we anticipate, or if the market fails to accept our products, our business could suffer.


IF THE MARKET'S ACCEPTANCE AND ADOPTION OF JAVA AND XML-SERVER TECHNOLOGIES DOES NOT CONTINUE, OUR FUTURE RESULTS MAY SUFFER.

    Our Sapphire/Web product is 100% Pure JAVA. JAVA is a programming language developed by Sun Microsystems. Therefore, the continued acceptance of our products in the marketplace depends on JAVA's acceptance as a standard programming language. If Sun Microsystems were to make significant changes to the JAVA language or fail to correct defects and limitations in its products, our ability to continue to improve and ship our products could be impaired. In the future, our customers may also require the ability to deploy our products on platforms for which technically acceptable JAVA implementations either do not exist or are not available on commercially reasonable terms.

    In January 1999, we introduced a product based on a document format for the Web called XML, or extensible mark-up language. We cannot be sure that XML technology will be adopted as a standard, that XML-based products will achieve broad market acceptance, that our XML products will be accepted or that other superior technologies will not be developed. The failure of XML technology to become a standard or the failure of our XML products to achieve broad acceptance could adversely affect our ability to generate revenues. The XML-Server technology is one of several competing technologies used in information exchange and Internet commerce. We intend to continue to invest substantial resources in our XML products.

INTENSE COMPETITION AND INCREASING CONSOLIDATION IN OUR INDUSTRY COULD CREATE STRONGER COMPETITORS AND HARM OUR BUSINESS.

    The market for our products is intensely competitive, highly fragmented, characterized by rapid technological change and significantly affected by new product introductions. Recent acquisitions of several of our competitors by large software companies and other market activities of industry participants have increased the competition in our market. Our competitors consist of a number of private and public companies including, among others: BEA Systems which acquired WebLogic; IBM; Microsoft; Oracle; and Sun Microsystems, which acquired NetDynamics and the rights to Netscape's Application Server. In addition, we face competition from in-house software developers who may develop some or all of the functionality that our products provide. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed base of customers than us, any of which could provide them with a significant competitive advantage.

    We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. We also may face increased competition from existing large business application software vendors that may broaden their product offerings to include Web application server software. Their significant installed customer bases and abilities to offer a broad solution and to price these new products as incremental add-ons to existing systems could provide them with a significant competitive advantage.

OUR CUSTOMERS ARE CONCENTRATED AND THE LOSS OF ONE OF OUR LARGEST CUSTOMERS COULD CAUSE OUR REVENUES TO DROP QUICKLY AND UNEXPECTEDLY.


    Our top ten customers for the years ended December 31, 1998 and 1999 in the aggregate accounted for approximately 39% and 56%, respectively, of our revenues. Hewlett-Packard accounted for more than 10% of our revenues for the year ended December 31, 1998 and Avnet and OpenConnect individually accounted for more than 10% of our revenues for the year ended December 31, 1999. We expect that a small number of customers will continue to account for a substantial portion of revenues in any given quarter in the foreseeable future, although it is unusual for the same customer to account for a substantial amount of revenues in each of several quarters. As a result, our inability to secure major customers during a given period or the loss of any one major customer could cause our revenues to drop quickly and unexpectedly.


IF WE FAIL TO DEVELOP NEW PRODUCTS AND SERVICES IN THE FACE OF OUR INDUSTRY'S RAPIDLY EVOLVING TECHNOLOGY, OUR FUTURE RESULTS MAY BE ADVERSELY AFFECTED.

    Due to the recent emergence of the Internet and the Web as a forum for conducting business, the market for Web application server systems in which we participate is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Our growth and future operating results will depend in part upon our ability to enhance existing applications and develop and introduce new applications or components that:

    - meet or exceed technological advances in the marketplace;

    - meet changing customer requirements;

    - achieve market acceptance;

    - integrate successfully with third party software; and

    - respond to competitive products.

    Our product development and testing efforts have required, and are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities and develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing customers and fail to attract new customers, resulting in a decline in revenues.

OUR STOCK PRICE MAY FLUCTUATE WIDELY.

    Prior to our initial public offering in September 1999, there was no public market for our common stock. Since then, the market price of our common stock has fluctuated significantly. The market price of our common stock could continue to fluctuate substantially due to:

    - quarterly fluctuations in operating results;

    - announcements of new products or product enhancements by us or our competitors;

    - technological innovations by us or our competitors;

    - general market conditions or market conditions specific to our or our customers' industries; and

    - changes in earnings estimates or recommendations by analysts.

    Stock prices of Internet-related companies have been highly volatile. Our current stock price may not be indicative of the price of our stock that will prevail in the trading market. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has at times been instituted against that company. If we become subject to securities litigation, we could incur substantial costs and experience a diversion of management's attention and resources.

THE UNPREDICTABILITY OF OUR QUARTERLY OPERATING RESULTS MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

    Quarterly fluctuations in operating results may be caused by:

    - changes in the growth rate of Internet usage;

    - fluctuations in the demand for our products and services;

    - the level of product and price competition in our markets;

    - the timing and market acceptance of new product introductions and upgrades by us or our competitors;

    - our success in expanding our customer support and marketing and sales organizations;

    - the size and timing of individual transactions;

    - delays in, or cancellations of, customer implementations;

    - customers' budget constraints;

    - the level of product development expenditures;

    - our ability to control costs; and

    - general economic conditions.

    Many of these factors are not in our control. In addition, we also experience seasonality which causes us to typically recognize a disproportionately greater amount of our revenues for any fiscal year in our fourth quarter and a disproportionately lesser amount in our first quarter, due largely to sales force quota practices in the software industry and to customer budgeting processes.

OUR FAILURE TO SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS COULD ADVERSELY AFFECT OUR BUSINESS.

    We intend to acquire complementary product lines, technologies and businesses as part of our growth strategy. Although we may make such acquisitions, we may not be able to successfully integrate them with our business in a timely manner. Our failure to successfully address the risks associated with such acquisitions, if consummated, could have a material adverse effect on our business and our ability to develop and market products. The success of any acquisitions will depend on our ability to:

    - successfully integrate and manage the acquired operations;

    - retain the key employees of the acquisition targets;

    - develop, integrate and market products and product enhancements based on the acquired products and technologies; and

    - control costs and expenses, as well as demands on our management, associated with the potential acquisitions.

    If we are not able to successfully integrate acquired product lines, technologies or businesses with our business, we may incur substantial costs and delays or other operational, technical or financial problems. In addition, our failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with key clients and employees. To finance future acquisitions, we may issue equity securities that could be dilutive to our stockholders. We may also incur debt and additional amortization expenses related to goodwill and other intangible assets as a result of future acquisitions. The interest expense related to this debt and additional amortization expense may significantly reduce our profitability and could have a material adverse effect on our business, financial condition and operating results.

WE NEED TO MANAGE OUR GROWTH EFFECTIVELY OR WE MAY NOT SUCCEED.

    We are a growing company. Our ability to manage our growth will depend in large part on our ability to generally improve and expand our operational and sales and marketing capabilities, to develop the management skills of our managers and supervisors, many of whom have been employed by us for a relatively short time, and to train, motivate and manage both our existing employees and the additional employees that may be required. Additionally, we may not adequately anticipate all of the demands that growth may impose on our systems, procedures and structure. Any failure to adequately anticipate and respond to these demands or manage our growth effectively would have a material adverse effect on our future prospects.

THE DEVELOPMENT OF INTERNATIONAL OPERATIONS WILL CAUSE US TO FACE ADDITIONAL RISKS.

    We expect to expand our international operations and international sales and marketing efforts, initially, by opening regional sales and support offices in Europe and Asia Pacific within the next eight months. We have limited experience in marketing, selling and distributing our products and services internationally. International operations, including operations in those regions that we are targeting, are subject to the following risks:

    - recessions in foreign economies;

    - political and economic instability;

    - fluctuations in currency exchange rates;

    - difficulties and costs of staffing and managing foreign operations;

    - potentially adverse tax consequences;

    - reduced protection for intellectual property rights in some countries; and

    - changes in regulatory requirements.

OUR FAILURE TO MAINTAIN ONGOING SALES THROUGH A LIMITED NUMBER OF INDIRECT CHANNELS MAY RESULT IN LOWER REVENUES.


    In 1999, we derived approximately 60% of our license revenues through a limited number of independent software vendors, systems integrators, distributors and resellers. Although we intend to increase our marketing and direct sales efforts, we expect that a limited number of these indirect channels will continue to account for a significant portion of our revenues in any given quarter in the foreseeable future. To be successful, we must continue to foster and maintain our existing indirect channels, as well as develop new relationships. The loss of, or reduction in orders through, existing indirect channels or the failure to develop new indirect channel relationships could cause our revenues to decline and have a material adverse effect on our business.


IF WE LOSE OUR KEY PERSONNEL, OR FAIL TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, THE SUCCESS AND GROWTH OF OUR BUSINESS MAY SUFFER.

    A significant portion of our senior management team has been in place for a relatively short period of time. Our success will depend to a significant extent on their ability to gain the trust and confidence of our other employees and to work effectively as a team.

    Our future success will also depend significantly on our ability to attract, integrate, motivate and retain additional highly skilled technical, managerial, sales, marketing, and services personnel. Competition for skilled personnel is intense, and we may not be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. Failure to attract, integrate, motivate and retain highly skilled personnel could adversely affect our business, especially our ability to develop new products and enhance existing products.

THE LENGTHY AND VARIABLE SALES CYCLES OF OUR SOFTWARE PRODUCTS COULD CAUSE SIGNIFICANT FLUCTUATION IN OUR QUARTERLY RESULTS.

    Our software products are generally used for mission-critical or enterprise-wide purposes and involves a significant commitment of resources by our customers. A customer's decision to license our software products generally involves the evaluation of the available alternatives by a significant number of personnel in various functional and geographic areas, each often having specific and conflicting requirements. Accordingly, we typically must expend substantial resources educating prospective customers about the value of our software solutions. For these reasons, the length of time between the date of initial contact with the potential customer and the execution of a software license agreement typically ranges from three to six months, and is subject to delays over which we have little or no control. As a result, our ability to forecast the timing and amount of specific sales is limited and the delay or failure to complete one or more large license transactions could cause our operating results to vary significantly from quarter to quarter.

THE FAILURE TO IMPLEMENT SUCCESSFULLY OUR SOFTWARE PRODUCTS COULD RESULT IN DISSATISFIED CUSTOMERS AND DECREASED SALES.

    Implementation of our software products often involves a significant commitment of financial and other resources by our customers. The customer's implementation cycle can be lengthy due to the size and complexity of their systems and operations. In addition, our customers rely heavily on third party systems integrators to assist them with the installation of the software. Our failure or the failure of our alliance partners, our customers or our third party integrators to implement successfully our software products could result in dissatisfied customers which could limit our ability to generate repeat business and adversely affect our reputation.

WE MAY REQUIRE FUTURE ADDITIONAL FUNDING FOR OUR BUSINESS.

    Over time, we may require additional financing for our operations. Additionally, we periodically review other companies and their product lines and technologies for potential acquisition. Any material acquisitions or joint ventures could require additional financing. This additional financing may not be available to us on a timely basis, if at all, or, if available, on terms acceptable to us. Moreover, additional financing may cause dilution to existing stockholders.

CAPACITY RESTRICTIONS COULD REDUCE THE DEMAND AND UTILITY OF OUR PRODUCTS.

    Concurrency restrictions can limit Internet deployment and use capacity. The boundaries of our Sapphire/Web software and Bluestone XML-Server capacity, in terms of numbers of concurrent users or interactions, are unknown because, to date, no customer or testing environment has reached these boundaries. The Sapphire/Web software's or the Bluestone XML-Server's capacity boundaries may, at some future time, be reached and, when reached, may be insufficient to enable our customers to achieve their desired levels of information deployment and exchange. We may lose customers or fail to gain new customers if either of the Sapphire/Web software's or the Bluestone XML-Server's capacity boundary limits the ability of our customers to achieve expected levels of information deployment and exchange or Internet commerce transactions.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

    Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, though we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

    The number of intellectual property claims in our industry may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements might not be available on terms acceptable to us or at all, which could have a material adverse effect on our business.

OUR FAILURE TO OBTAIN OR MAINTAIN THIRD PARTY LICENSES COULD HARM OUR BUSINESS.

    We have in the past and may in the future, resell, under license, certain third party software that enables our software to interact with other software systems or databases. In addition, we license certain software technology used to develop our software. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified and licensed or compiled, which could adversely affect our business.

WE MAY BE SUBJECT TO FUTURE PRODUCT LIABILITY CLAIMS AND OUR PRODUCTS' REPUTATIONS MAY SUFFER.

    Many of our installations involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although our license agreements with our customers typically contain provisions designed to limit contractually our liability for damages arising from negligent acts, errors, mistakes or omissions, it is possible that these provisions will not be enforceable in certain instances or would otherwise not protect us from liability for damages. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms or at all, or may be insufficient to cover one or more large claims.

    We have entered into and plan to continue to enter into agreements with strategic alliance partners whereby we license our software products for integration with the alliance partners' software. If an alliance partner's software fails to meet customer expectations or causes a failure in its customer's systems, the reputation of our software products could be materially and adversely affected even if our software products performed in accordance with their functional specifications.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

    We have not experienced any material internal Year 2000 problems to date. While our software products are not time/date sensitive, many of the third party software applications run by our customers are time/date sensitive. We have not been advised of any material Year 2000 problems by our customers to date. We have, however, in the past resold third party software that may not be Year 2000 compliant. While we have not been made aware of any material Year 2000 problems relating to the hardware and software used by our customers in connection with our products to date, these problems may exist. Should any of these problems develop, they may have a material adverse effect on our business, operating results and financial condition. In addition, we utilize software, computer technology and other services internally developed and provided by third party vendors that may have Year 2000 issues. Although we have not experienced any of these problems to date, the failure of our internal computing systems or of systems provided by third party vendors to be Year 2000 compliant could materially adversely affect our business.

    In addition, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies may still be expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by us. Many companies may continue to wait some length of time to assure that their systems are Year 2000 compliant prior to making commitments to purchase our products.

    If our potential customers delay purchasing or implementing our products in order to address the Year 2000 issue, our business would be seriously harmed.

    Our costs related to Year 2000 compliance, which thus far have not been material, could ultimately be significant if Year 2000 problems surface. In the event that we experience disruptions as a result of any Year 2000 problems, our business could be seriously harmed.

    Our insurance coverage may not cover or be adequate to offset these and other business risks related to the Year 2000.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND WILL HAVE THE ABILITY TO INFLUENCE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE.


    Following the completion of this offering, our executive officers, directors and their affiliates will own approximately 45% of the outstanding shares of common stock. As a result, these stockholders will be able to substantially influence all matters requiring stockholder approval and, thereby, our management and affairs. Matters that require stockholder approval include:


    - election of directors;


    - certain mergers or consolidations; and


    - sale of all or substantially all of our assets.

    This concentration of ownership may delay, deter or prevent acts that would result in a change of control of Bluestone, which in turn could reduce the market price of our common stock.

INVESTORS IN THIS OFFERING WILL INCUR IMMEDIATE DILUTION PER SHARE OF THE COMMON STOCK BASED ON ITS BOOK VALUE AFTER THE OFFERING.


    The offering price will be substantially higher than the book value of our common stock. At the assumed offering price of $97.00 per share, the book value of the common stock after the offering will be $11.32 per share. This represents an immediate and substantial dilution per share of the common stock. The dilution per share represents the difference between the amount per share paid by the purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. In addition, to the extent outstanding options or warrants are exercised, there will be further dilution to new investors.


OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

    Our charter and our bylaws, in conjunction with Delaware law, contain provisions that could make it more difficult for a third party to obtain control of Bluestone even if doing so would be beneficial to stockholders. For example, our charter provides for a classified board of directors and allows the board of directors to expand its size and fill any vacancies without stockholder approval. In addition, our bylaws restrict the ability of stockholders to call a special meeting.

WE WILL RETAIN BROAD DISCRETION IN USING THE NET PROCEEDS TO US FROM THIS OFFERING AND MAY SPEND A SUBSTANTIAL PORTION IN WAYS IN WHICH YOU DO NOT AGREE.

    We will retain a significant amount of discretion over the application of the net proceeds to us from this offering, as well as over the timing of our expenditures. Because of the number and variability of factors that determine our use of the net proceeds to us from this offering, we may apply the net proceeds to us from this offering in ways with which you disagree.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

    The market price of our common stock could decline as a result of sales by our existing stockholders or the perception that those sales may occur. These sales also could make it more difficult for us to raise funds through equity offerings in the future at a time and at a price that we think is appropriate. The 180 day lock-up period relating to our initial public offering covering shares of common stock held by management and certain of our significant stockholders expires on March 21, 2000. Additionally, the underwriters in this offering have asked that our directors and certain executive officers and the selling stockholders in this offering execute another lock-up agreement prohibiting sales by those persons of our common stock for 90 days from the effective date of this prospectus.

    The holders of a significant amount of our common stock, as well as the holders of outstanding warrants are entitled to registration rights with respect to their common stock or the common stock underlying their convertible securities. If these holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to include, in a registration statement initiated by us, shares held by these holders pursuant to the exercise of their registration rights, these sales may have an adverse effect on our ability to raise needed capital.

                           FORWARD-LOOKING STATEMENTS

    Some statements in this prospectus constitute forward-looking statements. Such statements are identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements or those of our customers or our industry to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Such factors include those described in "Risk Factors." The forward-looking statements included in this prospectus may prove to be inaccurate. In light of the significant uncertainties inherent in these forward-looking statements, you should not consider this information to be a guarantee by us or any other person that our objectives and plans will be achieved.

                                USE OF PROCEEDS


    The net proceeds to us from the sale of 1,750,000 shares of common stock, at an assumed offering price of $97.00 per share, will be approximately $161.1 million after deducting $8.6 million for underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders or if the underwriters' over-allotment option is exercised. While we have not determined the specific allocation of the net proceeds of this offering, we currently intend to use the net proceeds for product development, sales and marketing, acquisitions and working capital. With respect to acquisitions, we may periodically use a portion of the proceeds of this offering to acquire products, technology or businesses, or make strategic investments in businesses, that we determine are complementary to our business. From time to time, we may be in discussions with potential acquisition candidates. Presently, we have no definitive agreements, commitments or understandings to consummate any acquisitions.


    Pending their application as described above, we intend to invest the net proceeds in short-term, interest-bearing government securities.

                                DIVIDEND POLICY

    We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future. Under our current credit facility, we are prohibited from paying dividends.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is listed on the Nasdaq National Market under the symbol "BLSW." Public trading of our common stock commenced on September 24, 1999. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on the Nasdaq National Market:


                                                                HIGH       LOW
                                                              --------   --------
Year Ended December 31, 1999
  Third Quarter (from September 24, 1999)...................  $ 24.88     $16.63
  Fourth Quarter............................................  $155.00     $22.50

Year Ending December 31, 2000
  First Quarter (through February 11, 2000).................  $130.50     $75.00



    As of February 11, 2000 there were 89 holders of record of our common stock. On February 11, 2000, the last sale price reported on the Nasdaq National Market for our common stock was $97.00 per share.

                                 CAPITALIZATION


    The following table sets forth our unaudited total capitalization as of December 31, 1999:



    - on an actual basis; and



    - on an adjusted basis to give effect to the receipt of the net proceeds of $161.1 million from our sale of 1,750,000 shares of common stock in this offering at an assumed offering price of $97.00 per share, after deducting $8.6 million for estimated underwriting discounts and commissions and estimated offering expenses and the exercise of 277,842 stock options outstanding on December 31, 1999 by certain selling stockholders and our receipt of the related proceeds of $2.3 million.


    In the following table, stockholders' equity excludes:


    - 2,172,617 shares of common stock issuable upon the exercise of other stock options outstanding as of December 31, 1999 under our 1996 Incentive and Non-Qualified Stock Option Plan with a weighted average exercise price of $11.88 per share and 224,042 shares reserved for issuance under the plan as of December 31, 1999;


    - 3,459,672 additional shares of common stock reserved for issuance under our option plan as approved on January 31, 2000;


    - 10,936 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1999 under our Director's Compensation Plan with a weighted average exercise price of $23.13 per share and 145,314 shares reserved for issuance under this plan; and



    - 201,092 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1999 with a weighted average exercise price of $11.74 per share.



                                                                     DECEMBER 31, 1999
                                                              -------------------------------
                                                               ACTUAL           ADJUSTED
                                                              --------      -----------------
                                                                      (IN THOUSANDS)
Short-term borrowings, including current portion of
  long-term debt............................................  $    429      $             429
Long-term debt, less current portion........................       439                    439
                                                              --------      -----------------
  Total debt................................................       868                    868
Stockholders' equity:
  Common stock, par value $0.001; 54,900,000 shares
    authorized, 18,234,517 shares issued and outstanding
    actual; 20,262,359 shares issued and outstanding
    adjusted................................................        18                     20
  Common stock warrants.....................................     1,205                  1,205
  Deferred compensation.....................................    (1,134)                (1,134)
  Additional paid-in capital................................   100,790                264,208
  Accumulated deficit.......................................   (34,916)               (34,916)
                                                              --------      -----------------
  Total stockholders' equity................................    65,963                229,383
                                                              --------      -----------------
  Total capitalization......................................  $ 66,831      $         230,251
                                                              ========      =================

                                    DILUTION


    Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. Based on an assumed offering price of $97.00 per share after giving effect to our sale of shares of common stock in this offering and after deducting the estimated underwriting discount and commissions and our estimated offering expenses and the exercise of 277,542 stock options by certain selling stockholders and our receipt of the related proceeds of $2.3 million from the exercise, our net tangible book value as of December 31, 1999 would have been $229.4 million or $11.32 per share of common stock. This represents an immediate increase in net tangible book value of $7.70 per share to existing stockholders and an immediate dilution of $85.68 per share to new investors. The following table illustrates this per share dilution:



Assumed public offering price per share.....................              $97.00
  Net tangible book value per share as of December 31,
    1999....................................................   $3.62
  Increase per share attributable to new investors..........    7.70
                                                               -----
Adjusted net tangible book value per share as of
  December 31, 1999.........................................               11.32
                                                                          ------
Dilution per share to new investors.........................              $85.68
                                                                          ======


    The table above assumes no further exercise of outstanding stock options or warrants and excludes:


    - 2,172,617 shares of common stock issuable upon the exercise of other stock options outstanding as of December 31, 1999 under our 1996 Incentive and Non-Qualified Stock Option Plan with a weighted average exercise price of $11.88 per share and 224,042 shares reserved for issuance under the plan as of December 31, 1999;


    - 3,459,672 additional shares of common stock reserved for issuance under our option plan as approved on January 31, 2000;


    - 10,936 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1999 under our Director's Compensation Plan with a weighted average exercise price of $23.13 per share and 145,314 shares reserved for issuance under this plan; and



    - 201,092 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1999 with a weighted average exercise price of $11.74 per share.



    Certain selling stockholders plan to exercise options to purchase 277,842 shares of common stock in connection with this offering. To the extent that other outstanding options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA


    The selected financial data set forth below as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data set forth below as of December 31, 1995, 1996 and 1997 and for the years ended December 31, 1995 and 1996 have been derived from our audited financial statements which are not included in this prospectus. The pro forma net loss per share amount presented below reflects the outstanding preferred stock during the period presented on an as converted basis. The selected financial data are not necessarily indicative of results to be expected for any future period and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the accompanying notes, included elsewhere in this prospectus.



                                                                            YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees.....................................   $   --    $ 1,475    $ 2,337    $  3,391   $ 11,654
  Services..................................................       --         43      2,179       3,620      3,993
  Third party products and related services.................    6,950      6,555      5,225       1,107         --
                                                               ------    -------    -------    --------   --------
    Total revenues..........................................    6,950      8,073      9,741       8,118     15,647
Cost of revenues:
  Software license fees.....................................       --        113        202         259        401
  Services..................................................       --        305      2,516       4,433      4,792
  Third party products and related services.................    3,975      4,261      2,798         643         --
                                                               ------    -------    -------    --------   --------
    Total cost of revenues..................................    3,975      4,679      5,516       5,335      5,193
                                                               ------    -------    -------    --------   --------
Gross profit................................................    2,975      3,394      4,225       2,783     10,454
Operating expenses:
  Sales and marketing.......................................    1,836      3,005      5,131       9,551     15,936
  Product development.......................................      458        702      1,295       2,474      4,537
  General and administrative................................      841      1,515      1,616       2,316      4,412
  Amortization of stock-based compensation..................       --         --         --          --        282
                                                               ------    -------    -------    --------   --------
    Total operating expenses................................    3,135      5,222      8,042      14,341     25,167
                                                               ------    -------    -------    --------   --------
Loss from operations........................................     (160)    (1,828)    (3,817)    (11,558)   (14,713)
Interest expense, net.......................................      (41)       (50)       (80)        (47)      (405)
                                                               ------    -------    -------    --------   --------
Loss from continuing operations.............................     (201)    (1,878)    (3,896)    (11,605)   (15,118)
Income (loss) from discontinued operations..................      497       (738)        99          --         --
                                                               ------    -------    -------    --------   --------
Net income (loss)...........................................      296     (2,616)    (3,798)    (11,605)   (15,118)
Accretion of preferred stock redemption value...............       --         --       (240)       (846)    (1,636)
                                                               ------    -------    -------    --------   --------
Net income (loss) available to common stockholders..........   $  296    $(2,616)   $(4,038)   $(12,451)  $(16,754)
                                                               ======    =======    =======    ========   ========
Basic and diluted net income (loss) per share:
  Continuing operations.....................................   $(0.07)   $ (0.67)   $ (1.39)   $  (4.12)  $  (2.18)
  Discontinued operations...................................     0.18      (0.26)      0.04          --         --
  Accretion of preferred stock redemption value.............       --         --      (0.09)      (0.30)     (0.24)
                                                               ------    -------    -------    --------   --------
                                                               $ 0.11    $ (0.93)   $ (1.44)   $  (4.42)  $  (2.42)
                                                               ======    =======    =======    ========   ========
Shares used in computing net income (loss) per share........    2,813      2,813      2,813       2,814      6,928
Pro forma basic and diluted net loss per share from
  continuing operations.....................................                                              $  (1.13)
                                                                                                          ========
Shares used in computing pro forma basic and diluted net
  loss per share............................................                                                13,429



                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    146   $  1,086   $  2,330   $  2,535   $ 66,160
Working capital (deficit)...................................     1,205       (640)       (48)      (340)    63,545
Total assets................................................     4,888      6,734      5,815      7,536     74,140
Long-term obligations, net of current portion...............       518      1,289      1,270      1,876        439
Mandatorily redeemable convertible preferred stock..........        --         --      5,331     17,415         --
Total stockholders' equity (deficit)........................     1,375     (1,269)    (5,703)   (18,147)    65,964

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    We were incorporated in New Jersey in 1989 as Bluestone Consulting, Inc. Our primary business initially consisted of general information technology consulting on the UNIX platform and information technology staffing. In
January 1991, we entered the software business and became a value added reseller of third party software products. We also began to develop software internally for sale to customers as part of our software business. In October 1995, our proprietary product, Sapphire/Web 1.0, was released.

    In March 1997, we reincorporated in Delaware and changed our name to "Bluestone Software, Inc." In April 1997, we spun off our consulting business to Bluestone Consulting, Inc., a newly formed Delaware corporation. Immediately after the spin-off, our business consisted of two product lines:

    - Sapphire/Web, our proprietary software product; and

    - third party graphical user interface software products, which we resold to our customers.

    For the year ended December 31, 1997, the Sapphire/Web products and related services generated approximately $4.5 million in revenues, while third party products and related services contributed approximately $5.2 million.


    In 1998, we decided to focus on internally developed software products and curtail the licensing and services related to third party products. Beginning in March 1998, we increased our sales and marketing efforts and hired new management. We hired a significant number of sales personnel throughout the country in order to develop a nationwide presence and generate increased revenue. The positioning and feature set of the Sapphire/Web product was shifted from a low-cost development tool to an enterprise-wide software solution for Internet applications. For the year ended December 31, 1998, the Sapphire/Web products and related services generated approximately $7.0 million in revenues, while third party products and related services contributed approximately
$1.1 million. In January 1999, we released Bluestone XML Suite, which represents a new generation of specialized Web application server focused on Internet commerce. In May 1999, Release 6 of Sapphire/Web was made generally available. In December 1999, we released Bluestone Total-e-Business. For the year ended December 31, 1999, all of our revenue was generated from our proprietary software products and related services.


OVERVIEW


    Our fiscal year end is December 31. References to 1997, 1998 or 1999 mean the fiscal year ended December 31, unless otherwise indicated.


    We generate revenue from two principal sources:

    - license fees for our software products; and

    - professional services and support revenue derived from consulting, training and maintenance services related to our software products.


    In 1998, one customer accounted for 11% of our total product and services revenues and, during 1999, one customer accounted for greater than 10% of our total product and services revenues. Our top 10 customers represented 34%, 39% and 56% of total revenues in 1997, 1998 and 1999, respectively. In the future, we expect to continue to have individual customers account for a significant portion of our revenue during a given period.

    SOFTWARE LICENSE FEES. Typically, our customers pay an up-front, one-time fee for a perpetual license of our software. The amount of the fee is generally based on the number of developer seats and server interactions. Pricing options based on enterprise-wide deployment or the number of processors is also available. We also sell annual and multi-year licenses to independent software vendors that allow for the integration of our products into their software. We generally require a written license contract that typically provides for payment within 30-60 days of contract signing. Certain multi-year license contracts contain payment terms that extend beyond one year. Pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, any amounts due under contracts beyond one year are not deemed to be fixed or determinable and therefore are deferred and recognized as revenue when the payments become due.


    Prior to 1998, software licenses were principally the result of direct sales to end-users. Beginning in 1998, we began to focus on channel marketing. This has resulted in significant sales of products sold through independent software vendors, resellers and systems integrators. We believe that these alliances have helped to maximize our exposure in the marketplace. Furthermore, we have experienced, and expect to continue to experience, significant variation in the size of individual licensing transactions, ranging from small sales of perpetual developer licenses to large, multi-year licensing arrangements with independent software vendors.


    We generally recognize license fee revenue when a formal agreement exists, delivery of the product has occurred, no production, modification, customization or implementation obligations remain, the license fee is deemed fixed or determinable and collectibility is probable. Revenue from arrangements with distributors and resellers is not recognized until our product is delivered to the end-user.


    SERVICES REVENUE. Services revenue consists principally of revenue derived from consulting services provided to customers during implementation and integration of our software products, training of customers' employees and fees for ongoing maintenance, which consists of customer technical support services and unspecified product upgrades/enhancements on a when-and-if-available basis. Consulting and training services are typically delivered on a time and material basis and are typically completed within one month following license contract signing. Consulting services generally consist of simple installations and configurations. We recognize services revenue as the services are performed. Maintenance revenue is generally invoiced in advance and is recognized ratably over the term of the maintenance agreement, which is generally 12 months.

    COST OF SOFTWARE LICENSE FEES. Cost of software license fees consists primarily of the costs associated with the purchase of product CDs and related documentation and duplication costs. Cost of licenses also includes the cost of third-party software products embedded in our product offerings.

    COST OF SERVICES. Cost of services consists primarily of salary and benefit costs of our consulting, support and training organizations, and are expensed when incurred. We also engage outside consultants to meet customer demand.


    SALES AND MARKETING. We license our products primarily through our indirect channels and our direct sales force. Sales and marketing expenses consist primarily of personnel costs, commissions to employees, office facilities, travel and promotional events such as trade shows, advertising and public relations programs.


    PRODUCT DEVELOPMENT. We maintain an in-house development staff to enhance our existing products and to develop new ones. Product development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. We establish technological feasibility upon the completion of a working model. To date, we have expensed all software development costs due to the minimal level of development costs incurred subsequent to the establishment of technological feasibility.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include our personnel and other costs of our corporate, finance, human resources and information services activities.


    STOCK-BASED COMPENSATION. The amount by which the fair market value of our common stock exceeded the exercise price of stock options on the date of grant is recorded as deferred compensation and is amortized to stock-based compensation expense as the options vest.

RESULTS OF OPERATIONS


    The table below sets forth statement of operations data for the periods indicated as a percentage of total revenues.



                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
                                                                 (AS A PERCENTAGE OF TOTAL
                                                                         REVENUES)
Revenues:
  Software license fees.....................................      24%         42%         74%
  Services..................................................      22          44          26
  Third party products and related services.................      54          14          --
                                                                ----        ----        ----
      Total revenues........................................     100         100         100
Cost of revenues:
  Software license fees.....................................       2           3           3
  Services..................................................      26          55          31
  Third party products and related services.................      29           8          --
                                                                ----        ----        ----
      Total cost of revenues................................      57          66          33
                                                                ----        ----        ----
Gross profit................................................      43          34          67
Operating expenses:
  Sales and marketing.......................................      53         118         102
  Product development.......................................      13          30          29
  General and administrative................................      17          29          28
  Amortization of stock-based compensation..................      --          --           2
                                                                ----        ----        ----
      Total operating expenses..............................      83         177         161
                                                                ----        ----        ----
Loss from operations........................................     (39)       (142)        (94)
Interest expense, net.......................................      (1)         (1)         (3)
                                                                ----        ----        ----
Loss from continuing operations.............................     (40)%      (143)%       (97)%
                                                                ====        ====        ====



1999 COMPARED TO 1998


SOFTWARE LICENSE FEES


    License fees were $11.7 million and $3.4 million for the years ended December 31, 1999 and 1998, respectively. This increase of 243.7% was primarily due to a shift in our product position from a low-priced development tool to a high-end, higher-priced enterprise software solution. This change in product position has resulted in increased revenues per customer. Additionally, we were able to concentrate solely on our Sapphire/Web products and services once we curtailed the licensing of our graphical user interface product line in April 1998.


SERVICES REVENUE


    Services revenue was $4.0 million and $3.6 million for 1999 and 1998, respectively. Services revenue increased 10.3% between the two periods. This relatively small increase in services revenue when compared to the increase in software license fees was primarily due to a strategic change in the use of our professional staff. By the beginning of 1999, the main focus of the services organization had shifted to concentrate on short-term, installation-type engagements, usually less than two weeks in duration, rather than long-term implementation activities. Larger sale implementation activities currently are performed primarily by systems integrators with which we have strategic alliances.


THIRD PARTY PRODUCTS AND RELATED SERVICES REVENUE


    Third party products and related services revenue was zero and $1.1 million for the years ended December 31, 1999 and 1998, respectively. This decrease was due to our decision in 1998 to curtail the licensing and services related to third party products so that we could focus on our proprietary products.


GROSS MARGIN-LICENSE FEES


    Our license fee gross margin increased to 96.6% for 1999 from 92.4% for 1998. This increase was primarily due to the increase in revenue per customer. Our focus on positioning our Sapphire/Web family of products as enterprise-wide solutions has increased the revenue associated with each sale, while the cost of sales for the product has decreased, as we have reduced our printing and duplication costs associated with our products and related documentation. However, in future periods, as we continue to enhance our product offerings, the license fee gross margin may decrease as a result of the cost of third-party software embedded in our software products.


GROSS MARGIN-SERVICES REVENUE


    Our services gross margin remained relatively flat at (20.0)% for 1999 and (22.5)% for 1998. Our negative services gross margins are primarily due to the hiring and training of additional services personnel in advance of anticipated services revenue growth.


SALES AND MARKETING


    Sales and marketing expenses were $15.9 million and $9.6 million for 1999 and 1998, respectively, representing an increase of 66.9%. Of this increase, $1.8 million was due to increases in payroll and related costs, $796,000 was due to recruiting costs and travel costs as a result of the growth in the number of sales personnel, $1.1 million was due to increased advertising and trade show expenses and $1.3 million was due to increased commissions expense as a result of higher sales volume. We have increased our spending on sales and marketing because we believe that our sales and marketing efforts are essential for us to increase our market position and our product acceptance. The average number of sales and marketing employees for 1999 was 59 compared to 49 for 1998. We also incurred increases in variable marketing expenses due to increased channels and customer marketing, direct mail campaigns and public relations expenses in order to increase market awareness and gain market acceptance of our products. These costs as a percentage of revenue were 101.8% and 117.7% for 1999 and 1998, respectively.


PRODUCT DEVELOPMENT


    Product development expenses were $4.5 million and $2.5 million for 1999 and 1998, respectively, representing an increase of 83.4%. This increase is primarily due to increased payroll and related costs of $1.6 million associated with the development of our new products, Sapphire/Web Release 6, Bluestone XML Suite and Bluestone Total-e-Business. We believe that our product development investment is essential for us to maintain our market and technological competitiveness. These costs as a percentage of revenue were 29.0% and 30.5% for 1999 and 1998, respectively. Average development headcount for the years ended December 31, 1999 and 1998 was 33 and 21, respectively.

GENERAL AND ADMINISTRATIVE


    General and administrative expenses were $4.4 million and $2.3 million for 1999 and 1998, respectively. Included in expenses for 1999 were $577,000 for severance and consulting costs. The severance costs were related to the termination of certain executives, and the consulting costs were based upon the fair value of options issued to outside consultants. Excluding these costs, our general and administrative expenses were $3.8 million, an increase of 65.6% over 1998. This increase was primarily due to increased payroll and related costs of $645,000 resulting from the addition of personnel to support the growth of our business as well as increased professional fees and insurance costs. General and administrative expenses as a percentage of revenue were 28.2% and 28.5% for the years ended December 31, 1999 and 1998, respectively. Excluding these severance and consulting costs, the expenses as a percentage of revenue decreased to 24.5% for 1999.


AMORTIZATION OF STOCK-BASED COMPENSATION


    Amortization of stock-based compensation was $282,000 and zero for 1999 and 1998, respectively. Deferred compensation of $1.4 million arose due to the issuance of stock options at exercise prices below the fair market value of our common stock for accounting purposes relative to the hiring of key employees and the appointment of directors during the second quarter of 1999. Deferred compensation is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting periods of the options. As of December 31, 1999, we had an aggregate of $1.1 million of deferred compensation to be amortized through June 30, 2003.



INTEREST EXPENSE, NET



    Net interest expense was $406,000 for 1999 and $47,000 for 1998. This additional expense in 1999 was due to the issuance of warrants to purchase 137,608 shares of common stock at the weighted exercise price of $2.06 per share in connection with the issuance of convertible subordinated bridge notes. Original issue discount interest cost of $1.1 million was recorded during the second quarter of 1999 based upon the fair value of the warrants at the dates of issuance. The warrants are recorded as a component of stockholders' equity. This $1.1 million of expense during 1999 was offset by interest income earned on the proceeds from our initial public offering in September 1999 and our Series C preferred stock financing in May 1999.


1998 COMPARED TO 1997

SOFTWARE LICENSE FEES

    Sapphire/Web license fees were $3.4 million and $2.3 million for 1998 and 1997, respectively. The increase of 45.1% was due to increased market acceptance of the Sapphire/Web software suite.

SERVICES REVENUE

    Sapphire/Web services revenue was $3.6 million and $2.2 million for 1998 and 1997, respectively. This increase of 66.1% was due to the increase in the number of consulting and training engagements associated with our growing customer base.

THIRD PARTY PRODUCTS AND RELATED SERVICES REVENUE

    Third party products and related services revenue was $1.1 million and $5.2 million for 1998 and 1997, respectively. This decrease was due to our decision in 1998 to curtail the sale of third party products and services.

GROSS MARGIN-LICENSE FEES

    Our license fee gross margin was 92.4% in 1998 and 91.4% in 1997, remaining relatively constant.

GROSS MARGIN-SERVICES REVENUE

    Our services gross margin decreased to (22.5)% in 1998 from (15.5)% in 1997. This decrease in the gross margin was primarily due to the hiring and training of additional personnel to support our growing installed base of customers and anticipated increase in future revenues.

SALES AND MARKETING

    Sales and marketing expenses were $9.6 million and $5.1 million in 1998 and 1997, respectively, an increase of 86.1%. These costs as a percentage of revenue increased to 117.7% in 1998 from 52.7% in 1997. These increases were primarily due to an increase in the number of sales and marketing personnel between March and September 1998, including the addition of a new Senior Vice President, Sales and a Senior Vice President, Marketing, as well as three Sales Vice Presidents. In 1998, we opened seven new remote sales offices in Georgia, California, Texas, Colorado and Illinois. Beginning in March 1998, we focused our marketing efforts on achieving market awareness of Bluestone and acceptance of our products, and subsequently incurred significant costs for trade show participation, advertising and direct mail campaigns.

PRODUCT DEVELOPMENT

    Product development expenses were $2.5 million and $1.3 million for 1998 and 1997, respectively, representing an increase of 91.0%. These costs as a percentage of revenue increased to 30.5% in 1998 from 13.3% in 1997. These increases were primarily due to an increase of $948,000 in payroll and related costs related to the hiring of additional developers, and $115,000 for additional rent and depreciation expense related to capital expenditures for software, hardware and equipment.

GENERAL AND ADMINISTRATIVE


    General and administrative expenses were $2.3 million and $1.6 million for 1998 and 1997, respectively. This increase of 43.3% was primarily due to increases in staff to support our growth. These costs as a percentage of revenue increased to 28.5% in 1998 from 16.6% in 1997.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly statement of operations data for periods indicated. We derived this data from our unaudited financial statements, and, in our opinion, they include all adjustments necessary to present fairly the financial results for the periods. Results of operations for any previous fiscal quarter do not necessarily indicate what results may be for any future period.


                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 12/31/97   3/31/98    6/30/98    9/30/98    12/31/98   3/31/99    6/30/99    9/30/99    12/31/99
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Revenues:
  Software license fees........  $   854    $   432    $   760    $ 1,354    $   845    $ 2,257    $ 2,470    $ 3,147    $ 3,780
  Services.....................      708        937        769      1,029        885      1,020        845        856      1,272
  Third party software and
    related services...........    1,272        785        147        114         61         --         --         --         --
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
      Total revenues...........    2,834      2,154      1,676      2,497      1,791      3,277      3,315      4,003      5,052
Cost of revenues:
  Software license fees........       78         39         57        113         50         57         99         54        191
  Services.....................      865        985      1,093      1,192      1,163      1,338      1,129        945      1,379
  Third party software and
    related services...........      683        436         98         73         35         --         --         --         --
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
      Total cost of revenues...    1,626      1,460      1,248      1,378      1,248      1,395      1,228        999      1,570
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Gross profit...................    1,208        694        428      1,119        543      1,882      2,087      3,004      3,482
Operating expenses:
  Sales and marketing..........    1,598      1,545      2,203      2,930      2,874      2,826      3,360      4,515      5,235
  Product development..........      376        360        544        704        866        904        964      1,219      1,450
  General and administrative...      439        447        502        666        701        635      1,489        989      1,299
  Amortization of stock-based
    compensation...............       --         --         --         --         --         --        112         85         85
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
      Total operating
        expenses...............    2,413      2,352      3,249      4,300      4,441      4,365      5,925      6,808      8,069
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Loss from operations...........   (1,205)    (1,658)    (2,821)    (3,181)    (3,898)    (2,483)    (3,838)    (3,804)    (4,587)
Interest income (expense),
  net..........................      (29)       (41)         8         42        (56)       (48)    (1,100)       113        629
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Loss from continuing
  operations...................  $(1,234)   $(1,699)   $(2,813)   $(3,139)   $(3,954)   $(2,531)   $(4,938)   $(3,691)   $(3,958)
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======



                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 12/31/97   3/31/98    6/30/98    9/30/98    12/31/98   3/31/99    6/30/99    9/30/99    12/31/99
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                               (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  Software license fees........     30%        20%         45%        54%        47%        69%        75%        79%       75%
  Services.....................     25         44          46         41         49         31         25         21        25
  Third party software and
    related services...........     45         36           9          5          3         --         --         --        --
                                   ---        ---        ----       ----       ----       ----       ----       ----       ---
      Total revenues...........    100        100         100        100        100        100        100        100       100
Cost of revenues:
  Software license fees........      3          2           3          5          3          2          3          1         4
  Services.....................     31         46          65         48         65         41         34         24        27
  Third party software and
    related services...........     24         20           6          3          2         --         --         --        --
                                   ---        ---        ----       ----       ----       ----       ----       ----       ---
      Total cost of revenues...     57         68          74         55         70         43         37         25        31
                                   ---        ---        ----       ----       ----       ----       ----       ----       ---
Gross profit...................     43         32          26         45         30         57         63         75        69
Operating expenses:
  Sales and marketing..........     56         72         131        117        160         86        101        113       104
  Product development..........     13         17          32         28         48         28         29         30        29
  General and administrative...     15         21          30         27         39         19         45         25        26
  Amortization of stock-based
    compensation...............     --         --          --         --         --         --          3          2         2
                                   ---        ---        ----       ----       ----       ----       ----       ----       ---
      Total operating
        expenses...............     85        109         194        172        248        133        179        170       160
                                   ---        ---        ----       ----       ----       ----       ----       ----       ---
Loss from operations...........    (43)       (77)       (168)      (127)      (218)       (76)      (116)       (95)      (91)
Interest income (expense),
  net..........................     (1)        (2)         --          2         (3)        (1)       (33)         3        12
                                   ---        ---        ----       ----       ----       ----       ----       ----       ---
Loss from continuing
  operations...................    (44)%      (79)%      (168)%     (126)%     (221)%      (77)%     (149)%      (92)%     (78)%
                                   ===        ===        ====       ====       ====       ====       ====       ====       ===

    Our comparisons of operating results from 1997 to 1998 and from 1998 to 1999, generally apply to the comparison of the results of operations for the nine quarters in the period ended December 31, 1999. Our third party products and related services revenue decreased during the four quarters of 1998 due to our decision to curtail the licensing of third party products so that we could focus our resources on our proprietary products. Our gross profit margin increased over the three quarters ended September 30, 1999 due to the increase in our proprietary software license revenue and decreased in the fourth quarter due to an increase in services revenue, which produces lower margins than product revenue, as a percentage of total revenue, as well as an increase in the cost of third-party software embedded in our product offerings. We expect to increase our product development, sales and marketing and general and administrative expenses in future periods to sustain the growth of our business. The increased general and administrative expenses for the three months ended June 30, 1999 was primarily due to one-time charges for severance related to former officers and consulting expenses. Net interest income increased during the two quarters ended December 31, 1999 due to higher than average cash balances resulting from our Series C preferred stock financing in May 1999 yielding $23.1 million in net proceeds and our initial public offering in September 1999 yielding $54.8 million in net proceeds.


    Our quarterly operating results have varied in the past and may vary significantly in the future depending on many factors including, among others:

    - the size, timing and recognition of revenue from significant orders;

    - increases in operating expenses required for product development and marketing;

    - the timing and market acceptance of new products and product enhancements;

    - customer budget constraints;

    - our success in expanding our sales and marketing programs; and

    - general economic conditions.

    We believe that the purchase of our products is relatively discretionary and generally involves a significant commitment of capital. As a result, purchases of our products may be deferred or canceled in the event of a downturn in any potential customer's business or the economy in general. Accordingly, we believe that, while the quarterly period-to-period comparisons furnish important information about our revenues and expenses, they are not necessarily meaningful and should not be relied upon as indicators of future performance.

LIQUIDITY AND CAPITAL RESOURCES


    In September 1999, we completed the initial public offering of 4,000,000 shares of our common stock, realizing net proceeds from the offering of $54.8 million. Prior to the offering, we financed our operations and met our capital expenditure requirements primarily through sales of preferred stock, bank loans, equipment loans and funds generated from operations. From
April 1997 through May 1999, we raised approximately $41.6 million of venture capital funding in order to expand the sales and marketing and product development efforts of our business. As of December 31, 1999, our primary sources of liquidity consisted of cash and cash equivalents of approximately $66.2 million and available borrowings of approximately $1.6 million under our revolving line of credit, which is secured by substantially all of our assets. As of December 31, 1999, we did not have an outstanding balance on our line of credit. During December 1999, we amended our existing loan arrangement to increase the maximum available amount of our revolving line of credit to $3.0 million, extend the maturity date to December 1, 2000 and decrease the interest rate to prime plus .50%. In conjunction with the loan amendment, we entered into an agreement that provides for a separate $500,000 line of credit facility.

Borrowings are subject to a borrowing base of 90% of eligible foreign accounts receivable and interest on this line is payable monthly at a rate of prime plus
 .50%.



    Net cash used in operating activities was $13.0 million, $10.3 million and $3.0 million for the years ended December 31, 1999, 1998 and 1997, respectively. The cash used in operating activities was attributable primarily to net losses of $15.1 million, $11.6 million and $3.8 million for the years ended
December 31, 1999, 1998 and 1997, respectively.



    Net cash used in investing activities was $1.7 million, $1.2 million and $872,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The cash used in investing activities related primarily to purchases of computers, software and equipment for internal use and, in 1999, furniture and leasehold improvements for our new Philadelphia facility.



    Net cash provided by financing activities amounted to $78.3 million, $11.7 million and $5.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. In 1997, $4.8 million was provided from the sale of Series A preferred stock to certain venture capital investors, $920,000 was provided from borrowing under available credit lines and $250,000 was provided from borrowings from a related party. In April 1998, approximately
$11.2 million was provided from the sale of Series B preferred stock to certain venture capital investors and $919,000 was provided from borrowings under an available equipment line. In May 1999, we sold 9,191,176 shares of Series C preferred stock for net proceeds of $23.1 million, $1.35 million of which was comprised of the conversion of indebtedness under bridge financing incurred earlier in 1999. In September 1999, we completed our initial public offering of 4,000,000 shares of common stock for net proceeds of $54.8 million. Additionally, during 1999 we received proceeds of $1.9 million from the exercise of common stock options and made net repayments of $838,000 on our line of credit and long-term debt and $598,000 to related parties.



    On October 29, 1999, we entered into a seven and one-half year lease with a realty company for our new operating facility in Philadelphia, Pennsylvania. This lease is secured by a $600,000 letter of credit. We relocated several of our departments to this facility during January 2000 and estimate that capital expenditures, including leasehold improvements, furniture and equipment, of approximately $1.2 million will be required related to this facility.



    During November 1999, we entered into a master operating lease agreement with an equipment leasing company that provides for an equipment lease line of up to $1,000,000. Assets under operating leases on the lease line will be secured with a letter of credit equal to 60% of the outstanding balance. As of December 31, 1999 $523,000 was available under the equipment lease line. Letters of credit totaling approximately $286,000 were outstanding to secure the outstanding assets on the lease line.


    During December 1999, we entered into a five year lease commencing on January 15, 2000 with a realty company for facilities in Redwood Shores, California. We intend to begin occupying this facility in March 2000 and to use this facility to house our West Coast operations.


    We anticipate that we will continue to expand our sales operations throughout the U.S., as well as internationally, within the next 12 months and, therefore, we expect to incur increases in our sales and marketing expenditures. We also expect to incur increases in our product development expenditures as we continue to enhance our product offerings. These expenditures are expected to use significant amounts of our cash resources. However, we believe that our existing capital resources are sufficient to meet our capital requirements for the next 12 months. In addition, we may pursue acquisitions in the future. Such acquisitions could require significant capital resources. Presently, we have no definitive agreements, commitments or understandings to consummate any acquisitions.


YEAR 2000 ISSUES

    GENERAL. Year 2000 issues relate to computer programs or hardware that have date-sensitive software or embedded chips that may recognize a date using "00" as the year 1900 rather than the year

2000. This could result in a system failure or miscalculation causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities.

    The term "computer programs and hardware" includes accounting, data processing and telephone/ PBX systems, in addition to other miscellaneous systems. These systems may contain imbedded technology, which complicates our identification, assessment, remediation and testing efforts.

    STATE OF READINESS. We have designed the current versions of our software products to be Year 2000 compliant, and do not anticipate any Year 2000 issues related to these products. However, some older versions of our software products that we no longer sell may not be Year 2000 compliant. We believe that most of our customers using an older version of one of our products that is not Year 2000 compliant upgraded such version to a newer, compatible version or discontinued using the software prior to January 1, 2000. We have not been advised of any material Year 2000 problems by our customers to date.

    We have performed an assessment of the Year 2000 readiness of our information technology systems, including the hardware and software we use to provide and deliver our products. Our testing has included our major infrastructure items, hardware platforms, telephone, voice mail and operating systems. All of the tested systems are compliant. Desktop computing, servers, switching and routing platforms have been inventoried and tested with only minor upgrades necessary to one router family. All personal computer systems have been tested and, where necessary, upgraded. By July 1999, we had largely completed the implementation of Year 2000 compliant internal computer applications for our main financial and order processing systems.

    We completed a Year 2000 simulation on our internal systems and software during the first quarter of 1999. Any discrepancies noted were corrected. Another testing cycle was completed during the third quarter of 1999 to ensure that systems then not compliant or systems that were newly discovered to be non-compliant were remedied. No information technology projects have been delayed or deferred by our Year 2000 compliance program and we have not experienced any material internal Year 2000 problems to date.

    All third party vendors who provide us with systems or software were contacted and provided us with written assurances of their product's compliance. We have incorporated any recommended changes and upgrades wherever necessary. We have not used any independent verification or validation processes to verify the Year 2000 compliance of our third party vendors. In the event that one or more of our significant vendors or service providers are not Year 2000 compliant, due to undetected or embedded system components or technology, we believe that our results of operations will not be materially adversely affected and that our relationships with customers, vendors and others will not be materially adversely affected.

    We have also sought assurances of Year 2000 compliance from our material providers of items other than information technology. We have not received notification from any vendor indicating that they are not Year 2000 compliant.

    COST AND RISK. We have funded our Year 2000 compliance efforts from our cash flow from operations and we have not incurred any significant costs to date related to Year 2000 issues and do not expect the cost of future Year 2000 issues to be material. To date, there has been no material negative impact on our financial condition or operations as a result of our Year 2000 compliance program. Furthermore, we believe that Year 2000 issues will not pose significant operational problems for us.

    However, if all Year 2000 issues are not properly identified or if Year 2000 issues that may arise are not assessed, remediated and tested in a timely fashion, the Year 2000 issue may adversely impact our results of operations or adversely affect our relationships with customers, vendors or others.

Although none have been experienced to date, we may experience operational difficulties caused by undetected errors or defects in embedded technologies that we use in our internal systems. Additionally, we cannot predict whether the Year 2000 issues of third parties, if any, will have a material adverse impact on our systems or results of operations.

    The costs of our Year 2000 identification, assessment, remediation and testing efforts are based upon management's best estimates. We have not used any independent verification or validation process to assure the reliability of our risks and costs estimates. These estimates may prove to be inaccurate and actual results could differ materially from those currently anticipated.

    Year 2000 issues may affect the purchasing patterns of current and potential customers in a variety of ways. Some companies may be expending significant resources to replace or remedy their current hardware and software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by us. Furthermore, our customers could be forced to postpone installations of our products due to dedication of resources to their own Year 2000 issues. We do not believe that there is any practical way to ascertain the extent of, and have no plan to address problems associated with, any reduction in purchasing resources of our customers. Any resulting reduction could have a material adverse effect on our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We develop our products in the U.S. and have sold them primarily in North America. As a result, our financial results have not been affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In the future, we expect to increase our international operations which could increase our exposure to these factors.


    Our interest income is sensitive to changes in the general level of U.S. interest rates. However, we invest our excess cash in short-term, investment-grade and government, interest-bearing securities and we have concluded that there is no material market risk exposure relating to these investments.

                                    BUSINESS

OUR COMPANY

    We believe we are a leading provider of software for enterprise interaction management, which enables businesses to extend information over the Web in a controlled manner and to support high volumes of users and interactions. This belief is based on our product performance and what we believe to be our relative share of the fragmented market for application server software. Our flagship product, Sapphire/Web, is a framework for JAVA Web application servers and is currently in Release 6. A Web application server is a software product that allows broad access to stored corporate information and applications to a variety of users, including customers, suppliers and employees, via the Web. We believe that our JAVA Web application server is the leading solution of its kind based on the breadth of its functionality. We believe that ours is the only product to adequately address the four defining elements of enterprise interaction management--development, deployment, integration and management--and therefore provides the most complete overall solution to our customers. In December 1998 at the Giga Information Group's Emerging Technology Conference, we demonstrated that our solution can meet the needs of virtually any enterprise by conducting a live simulation of an Internet commerce site running at a rate of over 100 million interactions per day. In January 1999, we released Bluestone XML Suite, which represents a new generation of specialized Web application server focused on commerce via the Internet. In December 1999, we released Bluestone Total-e-Business, an e-business platform that provides the infrastructure, integration, content management, personalization and e-commerce components that companies utilize to conduct their businesses on the Internet. In December 1999, at the Giga Information Group's Emerging Technology Conference, we performed a live demonstration of our Total-e-Business solution, integrating the Internet, Web application servers and wireless technology. We were awarded a "best of" category win in the competition for this demonstration.

    We participate in the following three separate markets:

    - THE MARKET FOR JAVA WEB APPLICATION SERVERS. In this market sector, enterprises employ our solutions to deploy their existing information technology assets for use in a Web environment, and to create new enterprise applications that are used via the Web.

    - THE MARKET FOR EXTENDING THE SUPPLY CHAIN. In this market sector, our products enable the "virtual corporation," which means they allow an enterprise to integrate its information assets with those of its partners, vendors and customers to improve collaboration utilizing Web technology in a highly secure and scalable environment.

    - THE MARKET FOR ELECTRONIC BUSINESS ENABLEMENT. In this market sector, enterprises that wish to use the Internet as a means for conducting business, utilize our products:

       - as an infrastructure for performance, scalability and fault tolerance;

       - as a basis for application integration, internally and externally;

       - to manage and deliver content dynamically;

       - to maintain a profile for every user, customer, partner and vendor and to deliver information to each of them in a personalized format; and

       - as the standards-based e-commerce platform, including components such as catalogues, shopping carts, credit card authorization, shipping and taxation systems.

    Our solutions are used by some of the world's leading companies, including ARI, Avnet, Deutsche Bank, Expression Engines, Inc., Food.com, gazoontite.com, Hewlett-Packard, Houghton Mifflin Company, Sanchez Computer Associates, Spinrocket.com, Inc. and Strategic Weather Services.

OUR INDUSTRY

    GROWTH IN INTERNET RELATED SOFTWARE

    The Internet has experienced dramatic growth, both in terms of the number of users and as a means of conducting commercial transactions, and is expected to continue to grow rapidly. According to a report prepared by the Computer Industry Almanac Inc., an independent research organization, the number of Internet users was over 150 million in 1998, and is expected to grow to over 720 million by the end of 2005.

    The increase of users and business activities on the Web has created a large and growing market for Web application software as existing businesses and new Web-based enterprises foster new revenue streams, significantly broaden information deployment, enable inter-enterprise collaboration and strive to reduce the cost of maintaining an ever-changing technology infrastructure. An International Data Corporation report estimates that Internet-centric software, which accounted for $4.0 billion in revenue in 1997, will approach
$16.0 billion by 2000 due to aggressive corporate adoption.

    THE RISE OF THE ENTERPRISE APPLICATION SERVER

    To date, most companies' use of Internet technology has consisted of employing Internet software products called Web servers to provide marketing material through their Web sites. This technology allows the presentation of relatively simple information to users, such as pictures and text, through static documents. This static information must be preformatted with the information to be displayed, then manually changed when information is to be updated. This technology is still heavily in use today, but cannot sufficiently meet the quickly growing needs of companies to provide complex and dynamic information to their users. The existing information technology infrastructure of most companies leaves them unable to utilize, integrate or deploy existing information technology assets for Internet commerce or use over the Web. These companies are recognizing that a broader set of facilities is required to capture the substantial benefits offered by Internet computing. These facilities include:

    - development capabilities that are specifically geared to a Web-based environment;

    - interaction environments that are scalable and reliable;

    - integration faculties that allow seamless linkages between the Internet and an enterprise's existing information infrastructure;

    - the ability to effectively monitor and manage Web-based applications and infrastructure;

    - the ability to dynamically deliver content and manage that content based on attributes and weighting factors;

    - the ability to deliver content to individuals based on their own unique needs and attributes and to personalize that delivery; and

    - the ability to incorporate e-commerce components seamlessly into the corporate environment to satisfy the demands of the new business model centered on the Internet.

    Web application servers such as our software have emerged to provide these facilities. Web application servers, by design, allow scalable, secure real time, interactive access to complex information through the Web that is otherwise only available internally in an organization through its own applications and existing databases. They do this by providing the following capabilities:

    - load balancing--spreading the workload across multiple processors;

    - transaction management--tracking and assuring the completion of transactions;

    - integration to multiple back-end sources--making all enterprise information available for use;

    - an integrated development environment--a graphical tool to assist software developers;

    - application management--monitoring and reporting on all application server activity; and

    - multiple user support--the ability to individually serve a community of disparate users.

    Demand for these capabilities has resulted in significant growth in the market for Web application servers. In an August 1998 report, Forrester Research, an independent research organization, estimated that the market for application server software would be approximately $700 million in 1999 and would grow to approximately $1.8 billion by 2001, representing a compound annual growth rate of approximately 60%. Another independent technology research organization, Ovum, estimated in June 1999 that the market for application server technologies, which they define in a manner that more closely resembles our addressable market, will grow to $17 billion by 2004.

OUR SOLUTION

    We provide a comprehensive framework that enables businesses to deploy information across the Internet, or their proprietary company networks called intranets and extranets, to employees, customers, suppliers and partners. Our solution furnishes businesses with the ability to: Web-enable existing information systems; develop new Web-based applications; integrate their corporate systems internally and with those of their partners and vendors; identify, manage and dynamically deliver information; personalize and analyze interaction with users, customers, partners and vendors; and utilize commercially available e-commerce components to enable Internet commerce. Our deployment solution is certified by Sun Microsystems as 100% Pure JAVA and therefore operates in all enterprise computing environments. We have recently introduced the capability to support Hot Swapping, which enables the movement of applications from one computer to another, and Hot Versioning, which enables software programs to be updated between user clicks. These features allow businesses to upgrade or fix their hardware and software without interrupting user interactions permitting true 24x7 operations. This is particularly critical for companies engaged in Internet commerce where down time can be very costly. We believe our solution is the only one available that provides the features and capabilities necessary for use in enterprise-scale, mission-critical applications. In particular, our solution offers the following facilities:

    ROBUST DEVELOPMENT ENVIRONMENT AND TOOLSET. Our solution includes an integrated development environment, which can be thought of as a programmer's toolkit, that uses industry-standard programming components to easily assemble applications and provides improved support for users with varying skill levels. This toolkit includes automated routines to generate user interfaces and the ability to import existing user interfaces from other sources, which increases a programming staff's development speed. The environment is open and highly adaptable, which allows programmers to increase their productivity by selecting the most appropriate tools for a given task.

    SCALABLE, OPEN, HIGH-PERFORMANCE DEPLOYMENT. The Web application server framework within our solution enables businesses to make their information available with a high degree of reliability, security and flexibility. Our Web application server supports very high volumes of interactions and high numbers of concurrent users with caching, load balancing and fault-tolerance features, which optimize response times and ensure the integrity of applications. In addition, our standards-based, 100% Pure JAVA architecture allows for a high level of flexibility in operating systems, programming languages, and database access and communication protocols, with no dependence on proprietary technology.

    EXTENSIVE INTEGRATION CAPABILITIES. Our solution goes beyond application programming interfaces, or APIs, to facilitate communications between a business' computing systems with pre-built modules for Web-enabling today's dominant business applications, such as those from SAP and PeopleSoft. Our solution also includes tools that allow programmers to rapidly build new integration modules for other applications, and generally enable complex information answers to be generated from any data source within the enterprise, no matter how remote or proprietary. These capabilities allow businesses to marry existing systems to new information delivery platforms, thereby preserving legacy investments.

    COMPREHENSIVE MANAGEMENT. Our solution provides the necessary means to monitor, administer and report on a business' entire Web infrastructure. These advanced features provide the means to perform administrative and management tasks easily and quickly, allow for real time reconfiguration of the information infrastructure, assure minimum and/or differentiated levels of service, and integrate with leading systems management utilities such as those from Computer Associates, IBM Tivoli, BMC and Hewlett-Packard. Our solution automatically generates alarms, alerts and reports, which allows for optimal performance of, and powerful insight into, a business' Web infrastructure.

OUR GROWTH STRATEGY

    Our goal is to maintain and extend our position as a leading provider of Web application server technology, enterprise application integration and Internet commerce solutions. Our key growth strategies are to:

    MAINTAIN AND EXTEND TECHNOLOGICAL LEADERSHIP. We believe that our technology, solution and features represent a significant competitive advantage and provide customer benefits that are not available from other solutions. Highly advanced technological elements incorporated in our solutions collectively contribute to the speed, scalability, reliability, manageability, flexibility and extensibility of our product set. For more information on these technological elements, see "Technology." We believe that our consistent record of technological industry firsts, as demonstrated by the release of our Bluestone XML Suite, and our early entry as an e-business platform provider with our Total-e-Business Suite will continue into the future.

    EXPAND PRODUCT OFFERINGS. We intend to continue to develop new products and enhancements to existing products to fuel continued growth. Recently, we introduced our XML Suite of products, which expands the markets and applications for our technology, with a focus on Internet commerce and inter-enterprise information exchange. New enhancements to our stable of products consist of enhanced Internet commerce services including the ability to provide differentiated service levels based on user profiles, improved content and presentation management capabilities, and significantly increased bandwidth, transaction processing and security. In December 1999, we released a new product line called Total-e-Business which is a new category of software referred to as an e-business platform. Total-e-Business combines our JAVA Web application infrastructure, our XML integration server, content management both from Bluestone and complementary software providers, delivery personalization based on dynamic user profile and analysis, and easy access to standard industry e-commerce components. Additional upcoming enhancements will include improved high-end management features like reporting and control systems, new business application capabilities and increased ease of use. We expect to continue to make considerable investments in product development to maintain this pace of innovation.

    CONTINUE TO FOCUS ON ENTERPRISE-SCALE SOLUTIONS. An April 5, 1999 article in PCWEEK ONLINE reported on an independent evaluation of our Web application server framework against two competitive products. The evaluation employed a simulated e-commerce site developed by Doculabs, an independent information advisory company. In this evaluation, our solution posted throughput and response time results that were 50% higher than our nearest competitor. In addition, our solution was the only product able to meet the fault-tolerance requirements of mission-critical and e-commerce applications. At the December 1998 Emerging Technology Conference sponsored by Giga Information Group, we performed a live demonstration based on a PCWEEK Labs-designed benchmark and successfully processed a variety of complex transactions at a rate of over 100 million interactions per day. At the December 1999 Emerging Technology Conference sponsored by Giga Information Group, we performed a live demonstration integrating the Internet, Web application servers and wireless technology. Consequently, we believe that we are uniquely positioned as a performance leader and innovator in our industry and will benefit as an increasing number of large mission-critical systems move to the Web and as Internet commerce and e-business grows.

    INCREASE MARKETING AND DIRECT SALES EFFORTS. We intend to leverage our previous customer successes by devoting significant marketing and direct sales resources to specific industry verticals, including telecommunications, insurance, brokerage, pharmaceuticals, e-commerce and e-business most easily identified by their Internet initiatives. We intend to increase the number of field sales offices and field sales representatives over the next 12 months. Our direct sales organization is primarily organized around geographic regions. As of December 31, 1999, we had 79 employees in sales and marketing, 32 of which were quota-carrying field and inside sales representatives.

    FURTHER DEVELOP INDIRECT CHANNELS, PARTNERS AND ALLIANCES. Our sales efforts are leveraged by indirect channels and partners, and we intend to continue to foster these relationships to fuel additional growth. These channels, partners and alliances significantly extend our market reach and overall opportunity set, and include the following:

    - independent software vendors, including Hewlett-Packard, Sanchez Computer Associates and Computer Associates;

    - systems integrators, including American Management Systems, Grant Thornton, KPMG, PricewaterhouseCoopers and approximately 65 others; and

    - value added distributors (VADs) and value added resellers (VARs), including Intraware and Merisel.

    MAKE STRATEGIC ACQUISITIONS OF COMPLEMENTARY BUSINESSES AND
TECHNOLOGIES. An element of our growth strategy is to make selected, strategic acquisitions of businesses and technology to consolidate our position as a leading provider of complete e-business solutions. We intend to pursue acquisitions that we believe will increase market share, expand product and service capabilities, obtain key human resources and technical expertise and generate greater critical mass and market presence.

OUR PRODUCTS

SAPPHIRE/WEB SUITE--APPLICATION SERVER FRAMEWORK

    SAPPHIRE/DEVELOPER. Sapphire/Developer is a software product that delivers the capability to build applications that are used through the Web to find, access and deliver enterprise-class information to users. It connects any back-end data source to any front-end data user. It supports a wide variety of industry standard data formats and programming languages, such as HTML and ActiveX, and enables the delivery of information to any database, flat file or other enterprise application. Sapphire/ Developer's ability to incorporate new technology, tools and development approaches allows increased productivity and faster deployment of Web applications.

    SAPPHIRE/DEVELOPER ENTERPRISE EDITION. Sapphire/Developer Enterprise Edition is a bundle of software products which includes the Sapphire/Developer Enterprise Deployment Kit and Sapphire/ Developer. Sapphire/Developer Enterprise Deployment Kit is a software tool kit that extends Sapphire/ Developer to enable the use of any combination of operating systems, programming languages and data definitions such as those from Microsoft, Sun and IBM.

    SAPPHIRE/UNIVERSAL BUSINESS SERVER. Sapphire/Universal Business Server is a Web application server that creates a real time, Web-enabled environment that scales applications to meet fluctuating needs, balances loads to prevent system downtime, crashes or poor performance and manages transactions across the Web infrastructure. Sapphire/Universal Business Server delivers scalability and consistent availability to mission-critical, enterprise-class Web applications.

    SAPPHIRE/APPLICATION MANAGER. Sapphire/Application Manager is a management engine that proactively collects and provides real-time performance and status information on a company's entire Web infrastructure, including all components of the Sapphire/Web application server framework.

Sapphire/Application Manager monitors all user interactions and bolsters the quality, performance and integrity of work being performed over the Web using the Sapphire/Web application server.

    SAPPHIRE/INTEGRATION MODULES. Sapphire/Integration Modules provide a solution for integrating a company's existing information assets without the need for extensive and costly re-engineering of applications and infrastructure. Sapphire/Integration Modules create reusable programs that are used to access all of a company's information resources and make them easily available to programmers and users. We provide Sapphire/Integration Modules to popular applications and protocols, such as SAP, PeopleSoft, CICS and MQ Series.

BLUESTONE XML SUITE--INTEGRATION SERVER

    BLUESTONE XML-SERVER. Our Bluestone XML-Server, released in January 1999, is a specialized application server that automatically converts data from existing sources into XML documents and then uses the XML documents to communicate with other applications. XML is a highly flexible document format for structuring data on the Web. Our Bluestone XML-Server enables businesses to conduct Internet commerce, integrate their supply chains and generally share information across software applications and with other businesses in an automated fashion.

    BLUESTONE VISUAL-XML. Our Bluestone Visual-XML product, announced in February 1999 and released in May 1999, is a tool kit designed to allow business users to develop applications based on XML with a graphical drag-and-drop environment.

    XWINGML. Our XwingML product is an open source application that was released in February 1999 and is used to create JAVA graphical user interfaces based on XML documents.

    BLUESTONE XML-CONTACT. Our Bluestone XML-Contact is open source software that lets devices using 3Com's Palm operating system exchange contact information with any corporate database, turning personal productivity tools into corporate information resources with the power of XML.

TOTAL-E-BUSINESS SUITE--E-BUSINESS PLATFORM

    INFRASTRUCTURE. Our Total-e-Business Suite, released in December 1999, is built upon our proven application server framework, Sapphire/Web, which supplies the performance, scalability, fault tolerance, Pure JAVA deployment and application management for e-business operations.

    INTEGRATION SERVER. Our Total-e-Business Suite uses our Bluestone XML Suite and our Sapphire Integration Modules to integrate an enterprise's internal applications and to extend that integration to external sources of information from users, customers, partners and vendors.

    DYNAMIC CONTENT MANAGEMENT. Our Total-e-Business Suite provides the ability to tag content with attributes and weighting factors thereby enabling our customers to identify and manage content for dynamic delivery based on specification. This is a fundamental capability needed to deploy an overall e-business approach of having a single architectural model for all content delivery and avoiding islands of technology solutions. This capability uses the XML standard to provide an open, flexible and scaleable solution to creating a complex Web site and e-business platform.

    PERSONALIZATION. Our Total-e-Business Suite includes the ability to identify and tag with attributes and weighting factors, individuals or systems authorized to access the e-business platform. This allows for complete customized content and personalized view depending on the recipient. We offer our customers multiple methods to meet their varied personalization needs ranging from collaborative filtering to declarative rules.

    XML RULES ENGINE. One of our methods of personalization allows for business managers to declare rules specifying the type of content for different categories of users--for example, senior citizen discounts or promotion of overstocked inventory. Bluestone has created a rules engine that we believe to be unique in the industry that is designed so that multiple rules may be used to customize content for each user of a Web site. This provides our customers with the power to provide flexible, customized Web sites managed by the business units responsible for the interaction with the client.

    E-COMMERCE COMPONENTS. Bluestone Total-e-Business is packaged with a set of e-commerce components built for easy reuse by customers. These components include catalog, searching, shopping cart, shipping, taxation and others. There is a sample storefront supplied with the system for our customers use in setting up a unique site to meet the needs of their clients. There is also a personalization capability included in the storefront that enables the client to log into the finished e-business site and customize their own content delivery.

SERVICES AND SUPPORT

    We offer short-term mentoring, consulting and customer training services through our Advanced Technology Group. We use our Advanced Technology Group resources to assist our partners and clients in the early implementation efforts, which tend to be less than one month in duration, and rely on our systems integration partners to deliver longer-term professional integration services. This strategy allows us to offer a higher degree of pre- and post-sales support to our prospects, partners and licensees in support of furthering the sales of our software products.

    We have a Customer Support Group that provides ongoing maintenance and support to customers through maintenance contracts. We furnish support through the telephone and e-mail, as well as through a portion of our Web site called Explore Web, which provides users with access to a comprehensive knowledge base of the Total-e-Business, Sapphire/Web and XML Suite solutions.

    We offer extensive training and certification for all of our products as well as course training in related topics, such as JAVA, XML and the Web in general. Additionally, we also offer formal instruction through interactive distance learning, which furnishes instruction through an innovative mix of video, computer-based training and e-mail. We provide ongoing technical support on a contractual basis to our licensees with annual maintenance agreements.

SALES AND MARKETING

    As of December 31, 1999, our sales and marketing organization consisted of 79 individuals, all of whom were based in North America. We had 22 field sales representatives and 10 inside sales representatives, all of whom carry quotas.

    The sales force is comprised of two primary organizations: Direct Sales and Indirect Sales. We have diversified our sales activities to support a target distribution of 70% indirect and 30% direct.

    We have sales offices in Sacramento, Los Angeles, Atlanta, Dallas, Chicago, San Francisco, Toronto, Boston, New York, Philadelphia and Mount Laurel, New Jersey. Sales outside North America are generated by third party resellers in London, Seoul and Sydney. We expect to open regional sales support offices in Europe and Asia Pacific within the next eight months.

    We support our sales efforts through corporate and field marketing initiatives in North America. Our marketing organization focuses on creating market awareness, generating leads, promoting our technology leadership and educating independent research analysts. These efforts include public relations, advertising, trade shows, alliance programs, seminars, direct mail, telemarketing and marketing collateral that includes a Web site, brochures, white papers and demonstrations.

STRATEGIC ALLIANCES

    We are building and maintaining significant working relationships with complementary vendors that we believe will contribute to our ongoing success. These relationships fall into four categories: strategic technology alliances, independent software vendors, systems integrators and value added distributors and resellers. Within our strategic technology alliances, we engage in collaborative technology exchanges with BEA Systems, Computer Associates, Informix, IBM, Level III Communications/PKS SI, Microsoft, Netscape, OpenConnect, Oracle, Sanchez Computer Associates and Sun Microsystems, among others.

    We have relationships with independent software vendors, including Hewlett-Packard, Computer Associates, Sanchez Computer Associates and Foundation Technologies. These partners deliver their application software products with some element of our technology embedded therein. We maintain a close working relationship with these partners and will continue to develop relationships of this nature.

    We also maintain relationships with third party systems integrators who deliver services to our end-user clients. These companies have been recruited to deliver long term project support and are required to maintain a level of proficiency in our products. These relationships include American Management Systems, KPMG, Grant Thornton, PricewaterhouseCoopers and Level III Communications/PKS SI.

    We have entered into formal two-tier distribution agreements with Intraware and Merisel to deliver our suite of software products. These agreements provide Intraware and Merisel with the right to distribute our products in North America.

    We are a member in good standing of the Enterprise JAVA Bean Council, the World Wide Web Consortium (W3C), the Object Management Group (OMG) and the Enterprise Integration Council.

CUSTOMERS

    From 1996 through 1999, we licensed copies of our Sapphire/Web, XML Suite and Total-e-Business software to more than 500 customers. Most of these customers began using our Sapphire/Web products to Web-enable separate departmental systems and many of them are now expanding their usage of Sapphire/Web to a company-wide basis. Accordingly, we have observed a recent shift by our customers from creating Web applications to creating enterprise applications that are Web-enabled, and broadening their usage of these Web-enabled applications to include business-to-business and business-to-consumer interactions.

    Our solutions are applicable to a wide variety of industries and are used by many of the world's leading businesses. For example, Sapphire/Web users include:

    - three of the top five FORTUNE 500 companies in the electronics industry;

    - five of the top ten FORTUNE 500 companies in the computer equipment industry;

    - four of the top five FORTUNE 500 companies in the aerospace industry;

    - seven out of the top ten FORTUNE 500 companies in the telecommunications industry;

    - three of the top four FORTUNE 500 companies in the entertainment industry; and

    - five of the top ten FORTUNE 500 companies in the pharmaceuticals industry.

    Our customers include ARI, Avnet, Deutsche Bank, Expression Engines, Inc., Food.com, gazoontite.com, Hewlett-Packard, Houghton Mifflin Company, Sanchez Computer Associates, Spinrocket.com, Inc. and Strategic Weather Services. Each of these customers has accounted for at least $100,000 in revenue.

COMPETITION

    The market for our products is intensely competitive, highly fragmented and characterized by rapid technological change and new product introductions. Recently, several of our competitors have been acquired by large software companies. Our competitors consist of a number of private and public companies including, among others:

    - BEA Systems, which acquired WebLogic;

    - IBM;

    - Microsoft;

    - Oracle; and

    - Sun Microsystems, which acquired NetDynamics and the rights to Netscape's Application Server.

    In addition, we face competition from in-house software developers. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader product range and a larger base of installed customers than us.

    We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. We may also face increased competition in the future from existing large business application and Internet software vendors that may broaden their product offerings to include Web application server software. To the extent these vendors are able to offer systems that are functionally comparable or superior to our products, their significant installed customer bases, ability to offer a broad solution and ability to price their products as incremental add-ons to existing systems could provide them with a significant competitive advantage over us.

TECHNOLOGY

    Our technology is focused on two areas:

    - fundamental infrastructure for deploying and managing large, mission critical applications; and

    - implementing solutions for e-business on standards-based platforms.

    Specific technology features of the Bluestone solution include:

    100% PURE JAVA APPLICATION SERVER. The JAVA platform offers enormous benefits to our customers and us. Our products run on any platform where JAVA is available and has been verified on operating systems such as Windows95, Windows98, WindowsNT, Linux, all UNIX platforms including Sun, IBM and HP, as well as the operating systems for IBM's mainframes and AS/400 computers. JAVA has also brought large productivity gains to our development team by decreasing development time, eliminating porting costs and speeding time to market.

    J2EE PLATFORM. Bluestone's product families are built on the J2EE platform. This means that thousands of developers working on this platform are all creating software that integrates and runs with the Bluestone environment. Bluestone provides value added capabilities on top of the J2EE environment to increase the scalability, fault tolerance and management of applications, while providing tools and components that allow for complete solutions to the e-business needs of our customers. Customers are able to build applications faster using the combination of JAVA Server Pages, Java Beans, Enterprise JAVA Beans and leveraging Bluestone's XML capabilities.

    LOAD BALANCING. This is the fundamental technology that provides the high performance and scalability for large applications and contributes to the fault tolerant, or continuous operation, of the applications. A Load Balance Broker runs in any number of Web servers in a Web server farm and manages the load across any number of copies of our application servers in that server farm. In addition, the Load Balance Broker can be deployed as a portable mini-application, such as a JAVA Bean or an Enterprise JAVA Bean, to allow utilization of the application server from non-Web based applications. The Load Balance Broker has a unique competitive advantage with a zero-feedback loop, a sophisticated technique to direct work to non-busy resources that provides maximum speed and no practical limits in terms of numbers of Load Balance Brokers and Web application servers deployed.

    PERSISTENT STATE SERVER. The persistent state server is also a key component of fault tolerance. State servers are where "shopping cart" information is held on Internet commerce sites while a user is shopping. It is important that even if one of the application servers fails, the state information is still available. A recent PCWEEK test substantiated Sapphire/Web's significant lead in this high performance implementation of fault tolerance.

    FAULT TOLERANT DESIGN. Sapphire/Web has been designed to provide fault tolerance, or nonstop operation, in a Web environment. There are two key pieces to this technology. First, in the event of an application server failure, the Load Balance Broker will redirect any requests from Web browsers to other application servers. Second, the Persistent State Server will make a user's state information continuously available, even if the application servers fail.

    LIVE OBJECT CACHE. The Live Object Cache provides very high performance for Internet commerce applications. The Live Object Cache holds data and programs within the memory of the application server, reducing the time required for accessing frequently used data. It also contributes to fault tolerance by working in conjunction with the persistent state server.

    BLUESTONE XML-SERVER COMMUNICATIONS SERVICES. This program recognizes the protocol of incoming communications and translates it to a request for service to the Bluestone XML-Server. XML documents can be passed to and from the Bluestone XML-Server from any combination of industry standard protocols. This separates the communications from the processing of XML documents, so additional communications services can be added without changing any code.

    BLUESTONE XML-SERVER DOCUMENT HANDLER SERVICES. Bluestone's Document Handlers are the JAVA programs that process XML documents. The Bluestone XML-Server is unique in its ability to handle any XML document type via this mechanism and its ability to dynamically load new document handler classes.

    BLUESTONE VISUAL-XML DESIGN ENVIRONMENT. This open tool provides easy to use creation of Bluestone XML-Server applications and creates XML documents in a stand-alone mode. This tool is available on all platforms including Linux, UNIX and Windows. We believe this tool expands the XML market to non-programmers.

    HOT VERSIONING AND HOT SWAPPING. These capabilities are unique in providing companies the ability to run a full 24x7 Web site. Hot Versioning allows Web applications to be upgraded between user clicks with no session interruption. It includes testing in a production environment and roll-forward and roll-back capabilities for versions of an application. Our application servers also support Hot Swapping so that applications can be moved from server to server without interrupting service to the user.

    INTERNET QUALITY OF SERVICE. This innovative capability provides for differentiation of service based on each particular user. This allows for priority customers to always get performance preference over other visitors to a Web site.

    DYNAMIC CONTENT MANAGEMENT. The new Total-e-Business product meets customers' needs for dynamically creating Web pages. This capability is built on the open J2EE platform and leverages the XML standard to provide an open, flexible and scaleable solution to creating a complex Web site.

    PERSONALIZATION. Total-e-Business includes the ability to customize content depending on the individual. Bluestone has created a powerful, open approach for personalization built on standards and XML. We offer our customers multiple methods to meet their varied personalization needs from collaborative filtering to declarative rules.

    XML RULES ENGINE. One of the methods of personalization allows for business managers to declare rules specifying the type of content for different categories of users--for example senior citizen discounts or promotion of overstocked inventory. Bluestone has created a rules engine that we believe to be unique in the industry by using XML as the design and specification language for all rules. The rules engine compiles the rules into JAVA Servlets that execute very fast, so that multiple rules may be used to customize content for each user of a Web site. This provides Web developers with the power to provide flexible, customized sites controlled by the business manager.

    E-COMMERCE COMPONENTS. Bluestone Total-e-Business is packaged with a set of e-commerce components built for easy reuse by customers. These components include catalog, searching, shopping cart, shipping, taxation and others. The components are 100% Pure JAVA and include an XML interface for ease of use by HTML developers responsible for the look and feel of a site. Bluestone's early adoption of XML technology has benefited our design and reuse of these components.

PRODUCT DEVELOPMENT

    Historically, we have invested heavily in product development. Our future success depends in large part on our ability to enhance existing products and create new products that maintain and expand our technology lead. Accordingly, we intend to continue to invest heavily in product development.

    As of December 31, 1999, we had 42 people in the product development group, which includes a core group of senior developers and product development leaders, junior developers, quality assurance and documentation personnel. Our development team is located at our facility in Mount Laurel, New Jersey. Almost all of our software is being developed in JAVA, thereby improving productivity and reducing porting and testing costs.

    In an attempt to move our products at Internet-speed, we employ a small-team approach with an interactive design/development/testing methodology that has evolved over the past five years. To date, our product development group has benefited from a very low turnover rate.

    We are currently developing new releases to our Total-e-Business, Sapphire/Web and XML product families. We anticipate that these new releases will enable more effective business-to-consumer and business-to-business e-commerce, through high-end management and ease of use capabilities. Furthermore, we intend to develop integrated Internet commerce solutions for SAP and PeopleSoft in joint development with our systems integration partners. We expect these new releases to continue to position our products as the most "feature-rich" in the market.

EMPLOYEES

    As of December 31, 1999, we had 190 employees, of which 79 were employed in sales and marketing, 32 were employed in services, 42 were employed in product development and 37 were employed in general and administrative positions. None of our employees are represented by unions. We believe that our relations with our employees are good.

PROPERTIES

    Our principal executive and administrative offices are located in approximately 24,000 square feet of office space in Philadelphia, Pennsylvania. We have additional offices located in approximately 41,000 square feet of office space in Mount Laurel, New Jersey. We also maintain sales offices in Sacramento, Los Angeles, Atlanta, Dallas, Chicago, San Francisco, Toronto, Boston, New York, Philadelphia and Mount Laurel, New Jersey. Average annual rent and expense for the Philadelphia and Mount Laurel facilities are approximately $625,000 and $480,000, respectively. The Philadelphia lease expires in June 2007 and the Mount Laurel lease expires in November 2003.

    During December 1999, we entered into a lease agreement for approximately 11,000 square feet of space in Redwood Shores, California to house our West Coast operations. We anticipate that we will begin occupying this facility in March 2000. Average annual rent expense for this facility is approximately $480,000 and the lease expires in January 2005.

    We believe that our existing facilities are adequate for our current needs. However, as we continue to experience growth in our sales, marketing and corporate organizations, we believe that additional space will be required by mid to late 2000. We do not own any real property.

LEGAL PROCEEDINGS

    We are from time to time a party to litigation arising in the ordinary course of our business. We are not currently a party to any material litigation.

TRADEMARKS



    Bluestone-TM- and Sapphire/Web-TM- are registered trademarks of Bluestone Software, Inc. Sapphire/ Universal Business Server-TM-, Sapphire/Enterprise Deployment Kit-TM-, Sapphire/Application Manager-TM-, Sapphire/Integration Modules-TM-, Enterprise Interaction Management-TM-, Bluestone iCommerce Suite-TM-, Sapphire/Developer-TM-, Sapphire/Developer Enterprise Edition-TM-, Bluestone XML Suite-TM-, Bluestone XML-Contact-TM-, Bluestone XML-Server-TM-, XwingML-TM-, Bluestone Visual-XML-TM-, Hot Versioning-TM-, Total-e-Business-TM-, and IQS-TM-(Internet Quality of Service) are trademarks of Bluestone
Software, Inc.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


NAME                                       AGE                            POSITION
----                                     --------                         --------
P. Kevin Kilroy........................     45      President, Chief Executive Officer and Director

S. Craig Huke..........................     38      Senior Vice President and Chief Financial Officer

Robert W. Bickel.......................     42      Senior Vice President and Executive Technology
                                                    Officer

John H. Capobianco.....................     48      Senior Vice President, Marketing

Joseph K. Krivickas....................     37      Senior Vice President, Worldwide Sales

Paul T. Porrini........................     38      Senior Vice President and General Counsel

Mel Baiada.............................     41      Chairman of the Board of Directors and Founder

Gregory M. Case........................     37      Director

William C. Hulley......................     41      Director

Andrew J. Filipowski...................     49      Director

Paul E. Blondin........................     49      Director


    P. KEVIN KILROY has served as our President since January 5, 1999 and our Chief Executive Officer since June 10, 1999. From March 1998 to January 4, 1999, Mr. Kilroy served as our Senior Vice President, Worldwide Sales. Before joining Bluestone, Mr. Kilroy served as the Senior Vice President of Worldwide Distribution for Seer Technologies, Inc., an application development software company, from March 1996 to March 1998. From April 1993 to October 1995,
Mr. Kilroy served as President of Mantech Systems Corporation and Mantech Solutions Corporation and Vice President of Mantech International Corporation.

    S. CRAIG HUKE has served as our Senior Vice President and Chief Financial
Officer since April   1999. Before joining Bluestone, Mr. Huke was Vice
President, Finance of MetroNet Communications Corp., a broadband telecommunications services provider, from April 1998 to April 1999. Prior to joining MetroNet he was Vice President and Corporate Controller of Seer Technologies, Inc., from November 1994 to April 1998. From September 1991 through October 1994, Mr. Huke held several positions with Legent Corporation, a publicly held software development company, including Director of Financial Planning and Analysis and Assistant Controller.


    ROBERT W. BICKEL has served as our Senior Vice President and Executive Technology Officer since January 1998. From April 1997 to January 1998,
Mr. Bickel served as our Chief Operating Officer, and from May 1992 to
April 1997, as the Director of Products at Bluestone Consulting, Inc., a New Jersey corporation and our predecessor.


    JOHN H. CAPOBIANCO has served as our Senior Vice President, Marketing since February 1998. Before joining Bluestone, Mr. Capobianco served as a Senior Vice President of Marketing at SAP America from March 1997 to February 1998. From 1996 to March 1997, Mr. Capobianco served as the Vice President, Corporate Marketing of Sybase, Inc., from 1995 to 1996 as Vice President, Marketing of PRIMAVERA Systems, Inc. and from 1985 to 1995 as Vice President, Marketing of Computer Associates International, Inc.

    JOSEPH K. KRIVICKAS has served as our Senior Vice President, Worldwide Sales since May 1999. From August 1998 to May 1999, Mr. Krivickas was Vice President, Sales and Service for E-commerce products at Sanga International. From
January 1996 to July 1998, Mr. Krivickas was co-founder and served as Chief Technology Officer for Kazz Digital Studios. From 1988 to 1995, Mr. Krivickas held various sales and marketing management positions within SunSoft, Sun Technology Enterprises and Sun Microsystems Computer Corporation.

    PAUL T. PORRINI has served as our Senior Vice President and General Counsel since December 1999. From 1997 to 1999, Mr. Porrini was a corporate securities lawyer with Pepper Hamilton LLP. From 1994 to 1996, Mr. Porrini was a corporate securities lawyer with Fox Rothschild O'Brien & Frankel LLP.


    MEL BAIADA has served as our Chairman of the Board of Directors since our incorporation. From April 1997 to January 1999, Mr. Baiada served as our President and Chief Executive Officer. From April 1989 to April 1997,
Mr. Baiada served as the President and Chief Executive Officer of Bluestone Consulting Inc., a New Jersey corporation and our predecessor. Mr. Baiada also serves as the President and a director of Bluestone Consulting, Inc., a Delaware corporation, spun off from us in April 1997.

    GREGORY M. CASE has served as a director of Bluestone since April 1997. Mr. Case has been a Managing Director of Patricof & Co. Ventures, Inc. since May 1995 and a Vice President of Patricof & Co. Managers, Inc. since May 1996. From January 1994 through May 1995, Mr. Case served as a Vice President of Patricof & Co. Ventures, Inc.

    WILLIAM C. HULLEY has served as a director of Bluestone since April 1997. Mr. Hulley co-founded Adams Capital Management, Inc. in 1994 and is a Vice President and General Partner. Adams Capital Management, Inc. is a Managing Partner of several venture capital partnerships, including Adams Capital Management, L.P. and the P/A Fund. From 1989 through December 1994, Mr. Hulley was employed by Fostin Capital Corp and has been a General Partner of Fostin Capital Partners II, L.P. since 1993. Mr. Hulley is a director of On Technology Corporation, a publicly traded company.

    ANDREW J. FILIPOWSKI has served as director of Bluestone since June 1999. Mr. Filipowski is currently the Chief Executive Officer of Divine
Interventures, Inc. Mr. Filipowski was the co-founder, Chairman of the Board, President and Chief Executive Officer of Platinum technology, inc. since its formation in April 1987 until its sale to Computer Associates in May 1999.
Mr. Filipowski is a director of System Software Associates, Inc., Blue Rhino and Platinum Entertainment, Inc., all publicly traded companies.

    PAUL E. BLONDIN has served as a director of Bluestone since June 1999.
Mr. Blondin has been the President and Chief Executive Officer of IP Highway since February 1999. From January 1998 until February 1999, Mr. Blondin was President and Chief Executive Officer of Netect, Ltd., an Israeli Company. Prior to those positions, he served as Chairman of the Board of Open Development Corporation until October 1997. From March 1993 until May 1997, Mr. Blondin served as the Vice President, Finance and Administration, Chief Financial Officer and Treasurer of Cascade Communications.

KEY EMPLOYEE

    MARK S. NIGRO, age 41, has served as our Senior Vice President and Chief Technology Officer since October 1997. From September 1996 to October 1997, Mr. Nigro served as Chief Technology Officer for us and our predecessor, Bluestone Consulting Inc., a New Jersey corporation. From June 1993 to September 1996, he served as our predecessor's Lead Product Developer.

CLASSIFICATION OF DIRECTORS

    Pursuant to our certificate of incorporation, the board of directors is classified into three classes, with each director serving for a term of three years. Messrs. Kilroy and Blondin serve in the class whose term expires in 2000; Messrs. Baiada and Case serve in the class whose term expires in 2001; and Messrs. Filipowski and Hulley serve in the class whose term expires in 2002. Upon the expiration of the term of a class of directors, the directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

BOARD COMMITTEES

    The Audit Committee consists of Mel Baiada, Paul E. Blondin and Gregory M. Case. The Audit Committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by our independent public accountants and reviews and evaluates our control functions.

    The Compensation Committee consists of Paul E. Blondin, William C. Hulley and Gregory M. Case. The Compensation Committee administers the issuance of stock options under our stock option plan, makes recommendations regarding stock options and various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for our employees and consultants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mel Baiada, our chairman and former chief executive officer, was a member of our compensation committee in 1998. Mr. Baiada is a director, executive officer and a member of the compensation committee of Bluestone Consulting, Inc. For additional information regarding Bluestone Consulting, Inc., its spin-off from, and relationship with, us and Mr. Baiada's transactions with us and Bluestone Consulting, Inc., see "Certain Transactions."

DIRECTORS COMPENSATION

    On June 10, 1999, the board of directors adopted the Directors' Compensation Plan and reserved 156,250 shares of common stock to be used in connection with the plan. The plan provides that non-employee directors will receive options at the intervals and for the number of shares of common stock as follows:

    - 6,250 shares upon the initial election to the board of directors;

    - 3,125 shares upon the anniversary date each year after their election, provided there is continuous service;

    - 781 shares upon appointment to serve on the Compensation, Audit or other duly constituted committee of the board of directors, plus an additional 781 shares on each anniversary date of their appointment, provided there is continuous service on the committee; and

    - 3,125 shares upon appointment to serve as the chairperson of the board of directors.

    The options are fully vested upon issuance. In addition to these option grants, non-employee directors shall be entitled to compensation as follows:

    - $4,000 for in-person board of directors meetings, of which four are anticipated each year;

    - $1,000 for telephone board of directors meetings, of which six are anticipated each year; and

    - $500 for Audit and Compensation Committee meetings, if held independently of an in-person board meeting.

    In addition, reasonable travel and related expenses shall be paid to non-employee directors for attending board of director meetings or while on Bluestone approved business.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The table below summarizes the compensation paid to or earned by Bluestone's Chief Executive Officer and other executive officers whose salary and bonus for services rendered in all capacities to Bluestone for the fiscal year ended December 31, 1999 exceeded $100,000. We will use the term "named executive officers" to refer collectively to these individuals later in this prospectus.

    Other annual compensation represents commissions paid to Mr. Kilroy and Mr. Krivickas. Other annual compensation for Mr. Huke represents amounts paid for relocation expenses during 1999. Other annual compensation for Mr. Ballezzi represents amounts paid for severance during 1999. All other compensation in 1999 includes amounts paid by us with respect to life insurance premiums for the benefit of the named executive officers and our contributions to the 401(k) accounts of these officers as follows:

    - Mr. Kilroy, $285 in 401(k) contributions;

    - Mr. Bickel, $600 in 401(k) contributions and $186 for life insurance premiums;

    - Mr. Capobianco, $228 for life insurance premiums;

    - Mr. Huke, $600 in 401(k) contributions and $160 for life insurance premiums;

    - Mr. Krivickas, $600 in 401(k) contributions and $100 for life insurance premiums; and

    - Mr. Ballezzi, $600 in 401(k) contributions.

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                       ANNUAL COMPENSATION                   AWARDS
                                          ---------------------------------------------   ------------
                                                                              OTHER        SECURITIES
                                                                              ANNUAL       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR      SALARY     BONUS     COMPENSATION    OPTIONS(#)    COMPENSATION
---------------------------               --------   --------   --------   ------------   ------------   ------------
P. Kevin Kilroy.........................    1999     $225,095   $66,925      $153,983        848,561      285$260
President and Chief Executive Officer       1998      148,077     9,140        83,509        146,257
  (1)
Robert W. Bickel........................    1999      178,919    78,825            --        103,292      786 796
Senior Vice President, Products             1998      155,330    19,554            --         56,778
John H. Capobianco......................    1999      219,231   154,506            --        127,973      228 218
Senior Vice President, Marketing            1998      170,077    74,294            --        142,716
S. Craig Huke...........................    1999      111,450    59,750        65,500         92,571          760
Senior Vice President and Chief             1998           --        --            --             --           --
  Financial Officer (2)
Joseph K. Krivickas.....................    1999      113,750    95,627       108,656        192,986          700
Senior Vice President, Worldwide Sales      1998           --        --            --             --           --
  (3)
Enrico J. Ballezzi......................    1999      114,600    22,176        42,000         28,502          600
Chief Financial Officer (4)                 1998      123,557    19,992            --         40,108          600

------------------------

(1) During 1998, Mr. Kilroy served as our Senior Vice President, Worldwide Sales. He became President in January 1999.

(2) Mr. Huke became Senior Vice President and Chief Financial Officer on April 15, 1999.

(3) Mr. Krivickas became Senior Vice President, Worldwide Sales on May 15, 1999.

(4) Mr. Ballezzi served as our Chief Financial Officer until April 15, 1999. Mr. Ballezzi resigned from his employment with us effective September 30, 1999.

    OPTION GRANTS IN LAST FISCAL YEAR

    The following table summarizes the options granted to each of our named executive officers during the fiscal year ended December 31, 1999. The potential realizable value set forth below is calculated based on the term of the option at the time of the grants (10 years). The assumed stock price appreciation rates used to determine the potential realizable value are prescribed by the Securities and Exchange Commission rules for illustrative purposes only and are not intended to forecast or predict future stock prices. This table does not take into account actual appreciation in the price of the common stock to date.

                                                                                               POTENTIAL REALIZABLE VALUE
                                                 INDIVIDUAL GRANTS                               AT ASSUMED ANNUAL RATES
                       ---------------------------------------------------------------------         OF STOCK PRICE
                         NUMBER OF OUR       PERCENT OF TOTAL                                         APPRECIATION
                             SHARES         OPTIONS GRANTED TO                                     FOR TERM (10 YEARS)
                       UNDERLYING OPTIONS    OUR EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   ---------------------------
NAME                       GRANTED(1)          FISCAL YEAR          $/SHARE          DATE           5%            10%
----                   ------------------   ------------------   --------------   ----------   ------------   ------------
P. Kevin Kilroy......        291,244                16%              $ 3.07         1/25/09     $  562,307     $1,424,996
                              21,055                 1                 8.70         3/31/09        115,200        291,939
                             428,418                23                 8.70         4/24/09      2,344,039      5,940,255
                              20,344                 1                 9.92         6/30/09        126,919        321,637
                              21,875                 1                23.13         9/30/09        318,132        806,210
                              21,875                 1               115.00        12/31/09      1,582,063      4,009,258

Robert W. Bickel.....         60,123                 3                 3.07         1/25/09        116,080        294,169
                               6,820                 *                 8.70         3/31/09         37,315         94,563
                               6,857                 *                 9.92         6/30/09         42,778        108,409
                               7,373                 *                23.13         9/30/09        107,227        271,734
                               7,373                 *               115.00        12/31/09        533,237      1,351,326

John H. Capobianco...         81,691                 4                 3.07         1/25/09        157,721        399,697
                               7,560                 *                 8.70         3/31/09         41,364        104,824
                               7,305                 *                 9.92         6/30/09         45,573        115,492
                               7,854                 *                23.13         9/30/09        114,222        289,461
                               7,854                 *               115.00        12/31/09        568,024      1,439,484

S. Craig Huke........         76,500                 4                 3.07         4/15/09        147,699        374,298
                               5,358                 *                 9.92         6/30/09         33,427         84,710
                               5,358                 *                23.13         9/30/09         77,922        197,471
                               2,678                 *               115.00        12/31/09        193,681        490,825

Joseph K. Krivickas..        156,251                 8                 3.07         5/10/09        301,675        764,503
                               8,168                 *                 9.92         6/30/09         50,957        129,135
                               8,168                 *                23.13         9/30/09        118,789        301,034
                               8,168                 *               115.00        12/31/09        590,733      1,497,034

Enrico Ballezzi......         28,502                 2                 3.07         1/25/09         55,029        139,454

------------------------

*   Represents amounts less than 1%

    The exercise price of Mr. Huke's option grant on April 15, 1999 and Mr. Krivickas' option grant on May 10, 1999 was below the fair market value of our common stock on those dates. The value of those options on their respective grant dates was $430,695 for Mr. Huke and $879,693 for Mr. Krivickas.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
     VALUES

    The following table presents information with respect to stock options owned by the named executive officers at December 31, 1999 and with respect to stock options exercised by the named executive officers during the fiscal year ended December 31, 1999.

    The values of unexercised options set forth below have been calculated on the basis of the closing price of $115.00 on the Nasdaq National Market on December 31, 1999, less the applicable exercise price per share multiplied by the number of shares underlying these options.

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                            SHARES                        OPTIONS AT               IN THE MONEY OPTIONS
                           ACQUIRED                    DECEMBER 31, 1999           AT DECEMBER 31, 1999
                              ON        VALUE     ---------------------------   ---------------------------
NAME                       EXERCISE   REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       --------   ---------   -----------   -------------   -----------   -------------
P. Kevin Kilroy..........   70,000    $848,069      231,626        649,444      $22,177,725    $70,922,175
Robert W. Bickel.........       --          --      186,411         52,665       19,864,814      5,914,247
John H. Capobianco.......   38,899    1,553,240      47,774        168,307        4,218,092     18,896,962
S. Craig Huke............       --          --       13,394         76,500        1,055,258      8,562,645
Joseph K. Krivickas......       --          --       24,504        156,251        1,608,688     17,489,174
Enrico Ballezzi..........   15,000     547,735       72,378             --        8,123,965             --

EMPLOYMENT AGREEMENTS

    We entered into an employment agreement with Robert W. Bickel in April 1997 which may be terminated by us or Mr. Bickel at any time, with or without cause. Under this agreement, in 1999 we paid Mr. Bickel a base salary of $178,919 and a bonus of $78,825. Future increases to these amounts are at the discretion of our board of directors. This employment agreement calls for the payment of customary fringe benefits. Under this employment agreement, Mr. Bickel has agreed not to compete against us for a period of one year after the termination of his employment. In addition, as part of this employment agreement, we granted to Mr. Bickel an option to purchase 93,750 shares of common stock at an exercise price of $2.24 per share, the fair market value of the common stock on the date of grant. The option vests in 16 equal installments on a quarterly basis over a four-year period on the date of grant.

SEVERANCE AGREEMENTS

    Messrs. Kilroy, Bickel, Capobianco and Ballezzi are parties to separate severance agreements with us which call for the following payments and benefits to be received upon the termination of their employment other than for cause:

    - 12 months of salary and benefits plus an additional month of salary and benefits for each year of service;

    - accrued vacation;

    - 6 months of outplacement services up to $12,000; and

    - 50% vesting on all outstanding unvested options and the extension of the exercise period on all vested options to five years.


    Messrs. Huke and Krivickas have similar severance agreements except that they will receive 6, rather than 12, months of salary and benefits, plus an additional month of salary and benefits for each year of service.
Mr. Ballezzi's employment with us terminated on September 30, 1999. During 1999, we recorded $231,650 in general and administrative expense associated with his severance agreement.


EMPLOYEE CONFIDENTIALITY AGREEMENTS

    We enter into agreements with all of our employees containing provisions regarding confidentiality and assignment of inventions.

EXECUTIVE BONUS POOL

    Our board of directors established an executive bonus pool of 384,794 shares of common stock under options issuable to our chairman, executive officers and certain other officers under our stock option plan in 1999. Grants of immediately vested options under the bonus pool were contingent upon our meeting predetermined revenue and profit goals on a quarterly and annual basis in 1999.

    The following table sets forth the total amount of shares that each of our chairman and executive officers received under the bonus pool:

P. Kevin Kilroy.............................................  128,899
Robert W. Bickel............................................   43,169
John H. Capobianco..........................................   46,282
S. Craig Huke...............................................   16,071
Joseph K. Krivickas.........................................   36,735
Mel Baiada..................................................   12,321

    We met our quarterly revenue and profit goals in each of our four quarters of 1999. Accordingly, options to purchase 52,657 shares of common stock were granted at March 31, 1999, options to purchase 64,990 shares were granted at June 30, 1999, options to purchase 65,161 shares of common stock were granted at September 30, 1999 and options to purchase 61,886 shares of common stock were granted at December 31, 1999. On January 7, 2000, options to purchase 111,777 shares of common stock were granted related to the achievement of annual goals.

STOCK OPTION PLAN

    On July 1, 1998, the board of directors adopted the Amended and Restated Bluestone Software, Inc. 1996 Incentive and Non-Qualified Stock Option Plan, which replaced all of our previous plans. Our option plan is administered by our board of directors or a committee of at least two persons appointed by the board of directors. The option plan permits the payment of the exercise price to be in the form of cash, check, cash less exercise and such other consideration and method of payment as the administrator of the plan may, from time to time determine. Optionees are required to execute a stock purchase and restriction agreement at the time he or she exercises any options.


    As of December 31, 1999, a total of 3,290,328 shares of common stock were authorized for issuance to directors, officers, employees and consultants selected by the administrator of the option plan. On January 31, 2000, we received the approval of our stockholders to increase our shares reserved under the option plan by 3,459,672 to 6,750,000.


    Until the option plan terminates, any unpurchased shares of common stock underlying all options that expire, are terminated or become unexercisable for any reason, are returned to the option plan and become available for future grants. The number of shares of common stock underlying an option, the total number of shares of common stock authorized under the option plan but for which no options have been granted, and the exercise price per share of the common stock underlying all outstanding options are proportionately adjusted for any increase or decrease in the number of outstanding shares of common stock resulting from stock splits, reverse stock splits, stock dividends, reclassifications and recapitalizations.

    The option plan provides for the grant of either incentive stock options or non-qualified stock options, except that consultants of Bluestone who are not also employees are not entitled to receive incentive stock options under the option plan. Exercise prices for incentive stock options may not be less than the fair market value per share of common stock on the date of grant, or 110% of the fair market value in the case of incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock. Exercise prices for non-qualified stock options may be less than the fair market value per share, but must be at least $0.01 per share. Prior to our initial public offering and the listing of our common stock on the Nasdaq National Market, the board of directors, at its discretion, determined the fair market value of a share of common stock. Unless otherwise specified by the terms of an option agreement, options granted under the option plan vest at a rate of 25% of the shares underlying the option per year during the consecutive 4 year period beginning on the date of grant and expire 10 years after the date of grant, or 5 years after the date of grant with respect to incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock. In July 1998, our board of directors authorized us to grant options to employees with a vesting period that commences on the later of:

    - their date of hire; or

    - March 1, 1996, the inception date of the option plan.

    Generally, all employee stock option grants made after July 1998 contain this modified vesting arrangement.

    The number of shares of common stock covered by incentive stock options granted to any optionee is limited so that the total fair market value of stock, determined as of the date of grant, with respect to which incentive stock options are exercisable for the first time by such optionee in any calendar year does not exceed $100,000. Any options in excess of such limits would be treated as non-qualified stock options.

    In the event of a sale of Bluestone, as defined in the option plan, 50% of all options that have not vested as of the date of the sale become immediately vested and exercisable. All remaining options vest in accordance with the vesting schedule set forth in the applicable option agreement. In the event of a change in control of Bluestone, as defined in the option plan, the board of directors has the right, in its sole discretion, to accelerate the vesting of all options that have not vested as of the date of the change in control or establish an earlier date for the expiration of the exercise of an option or both. In addition, in the event of a change in control of Bluestone, the board of directors may, in its sole discretion, subject to and conditioned upon a sale of Bluestone, arrange for the successor entity to assume all of the rights and obligations under the option plan. Alternatively, the board of directors may, in its sole discretion, terminate the option plan and:

    - with respect to those options that are vested as of the date of the sale of Bluestone, pay an amount equal to the amount over which the fair market value of a share of common stock, exceeds the underlying exercise price for those options;

    - arrange for the exchange of all options for options to purchase common stock in the successor entity; or

    - distribute to each optionee other property in an amount equal to and in the same form as the optionee would have received from the successor entity if the optionee had owned the shares of common stock underlying options that were vested as of the date of the sale of Bluestone rather than the option at the time of the sale of Bluestone. In this instance, the fair market value will be determined as of the termination date of the option plan. The form of payment or distribution to the optionee is to be determined by the board of directors, in its sole discretion.

401(K) PLAN

    We maintain a 401(k) Plan/Profit Sharing Plan. Under our 401(k) plan, a participant may contribute, subject to some limitations contained in the Internal Revenue Code, up to 15% of his or her compensation to the 401(k) plan. Employees who are at least 21 years old are eligible to participate after six consecutive months of employment with Bluestone.

    We may make discretionary matching contributions into participants' accounts of an annually determined percentage. This percentage is subject to a maximum of $1,000 per plan year. In addition, we may make additional annual discretionary profit sharing contributions to participants' accounts each year at the discretion of the board of the directors. Any profit sharing allocations made are allocated in the ratio that a participant's total eligible compensation bears to the total eligible compensation of all eligible participants for the applicable 401(k) plan year. To be eligible for a discretionary profit sharing contribution, a participant must be employed with Bluestone on the last day of the applicable 401(k) plan year and must have completed at least 500 hours of service for Bluestone during that year.

    The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to our contributions vests as to 25% of these contributions each year over 4 years. Distributions from the 401(k) plan may be made in the form of installment distributions or lump-sum cash payments.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
  OFFICERS

    As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. The Delaware General Corporation Law permits limitations of liability for a director's breach of fiduciary duty other than liability:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

    - for any transaction from which the director derived an improper personal benefit.

    In addition, our bylaws provide that we shall indemnify all of our directors, officers, employees and agents for acts performed on our behalf.

                              CERTAIN TRANSACTIONS

SPIN-OFF OF CONSULTING BUSINESS

    In April 1997, we had two operating businesses, the software products business and the professional consulting services business. At that time and after our reincorporation from a New Jersey corporation into a Delaware corporation, all of our issued and outstanding common stock was owned by Mel Baiada. In order to enable investors to provide capital in connection with the software products business, we separated the consulting business and the products business by spinning off the consulting business to Mel Baiada.

    To accomplish the spin-off, we created Bluestone Consulting, Inc. in Delaware and entered into a contribution and distribution agreement dated April 17, 1997 with Bluestone Consulting, Inc. Under the contribution and distribution agreement, we contributed to Bluestone Consulting, Inc. those assets and liabilities that constituted the services business in exchange for all of the stock of Bluestone Consulting, Inc. We then distributed all of the stock of Bluestone Consulting, Inc. to Mel Baiada. At the time of the distribution, both Bluestone and Bluestone Consulting, Inc. were "S" corporations for federal income tax purposes.

    Our distribution of assets and liabilities was determined based upon our internal evaluations of the relative value of the constituent entities and discussions with third party investors that were proposing an investment in our preferred stock about the composition and value of the separate companies after the spin-off. We determined that the constituent entities were approximately equal in value. Accordingly, we distributed all non-cash assets and liabilities attributable to the services business to Bluestone Consulting, Inc. The remaining cash and equivalent assets were divided to equalize the asset distribution. As described below, the corporate debt outstanding prior to the spin-off was also allocated equally.

TRANSACTIONS IN CONNECTION WITH THE SPIN-OFF

    MARK BAIADA CONVERTIBLE SUBORDINATED NOTE

    To achieve an equal distribution of debt between us and Bluestone Consulting, Inc. in connection with the spin-off, we agreed to assume one-half of the $1.0 million principal amount of a convertible note payable by Bluestone Consulting, the former New Jersey corporation, to Mark Baiada, formerly a director of ours and the brother of Mel Baiada. Bluestone Consulting, Inc. assumed the liability for the other one-half of the note. At the time we borrowed the $1.0 million, the proceeds were used for general working capital purposes. We effected this assumption by issuing an amended and restated convertible subordinated note dated April 17, 1997 to Mark Baiada in the principal amount of $500,000, bearing interest at a rate of 10% per annum, compounded annually. On September 15, 1999 Mr. Baiada converted the note into 218,750 shares of our common stock.

    MEL BAIADA PROMISSORY NOTE AND PURCHASE OF SERIES A PREFERRED STOCK

    As part of the spin-off, Mel Baiada agreed to cancel a promissory note in the principal amount of $403,066 originally issued by Bluestone Consulting, the former New Jersey corporation, in exchange for (1) our issuance to him of a promissory note in the principal amount of $250,000 and (2) Bluestone Consulting, Inc.'s issuance to him of a promissory note in the principal amount of $107,495. The promissory notes were allocated between Bluestone
Consulting, Inc. and us as part of the negotiated distribution of net assets in the spin-off. Bluestone Consulting, the former New Jersey corporation, used the $403,066 for general working capital purposes. Concurrently with our issuance of the Series A preferred stock on April 18, 1997, Mel Baiada contributed our note payable to him to our capital in exchange for 263,158 shares of Series A preferred stock.

    PROMISSORY NOTE TO BLUESTONE CONSULTING, INC.

    To achieve an equal distribution of debt between Bluestone Consulting, Inc. and us as part of the spin-off, we issued a subordinated promissory note dated April 17, 1997 to Bluestone Consulting, Inc. in the principal amount of $500,000 that bears interest at a rate of 10% per annum. We were required to make interest payments in arrears on each anniversary date of the note until paid in full. The principal amount of the note was payable in full on December 31, 2005. In November 1999, we prepaid the note in full without penalty or premium.

    SERVICE MARK LICENSE AGREEMENT

    As part of the spin-off, we entered into a service mark license agreement dated April 17, 1997 with Bluestone Consulting, Inc. Under this license agreement, we granted Bluestone Consulting, Inc. a non-exclusive, perpetual, worldwide royalty-free license to use some of our registered and unregistered trade marks in connection with any services performed by Bluestone Consulting, Inc. We have the right to terminate the license agreement upon:

    - certain events of default by Bluestone Consulting, Inc.; or

    - a change in control of Bluestone Consulting, Inc., subject to Bluestone Consulting, Inc.'s right to continue the license agreement for a period of not more than 1 year from the date of the change in control.

    ISSUANCE OF SERIES A PREFERRED STOCK AND STOCK REPURCHASE AGREEMENT

    On the day immediately after the date of the spin-off, and pursuant to a stock purchase agreement dated April 18, 1997, we issued 5,526,316 shares of Series A preferred stock for a total cash purchase price of $5.25 million or $0.95 per share, including 263,158 shares of Series A preferred stock to Mel Baiada and 5,263,158 shares of Series A preferred stock to the entities affiliated with Patricof & Co. Ventures, Inc. and Fostin Capital Partners II, L.P. Prior to conversion of their shares of Series A preferred stock into shares of our common stock, as described below, holders of Series A preferred stock were entitled to receive annual dividends of $0.57 per share. Proceeds of the issuance of the Series A preferred stock were used for general working capital purposes. Each share of our Series A preferred stock was initially convertible into one share of our common stock, subject to some anti-dilution protections. As a result of a 1 for 3.2 reverse stock split of our outstanding shares of common stock effective immediately prior to our initial public offering, each share of our Series A preferred stock was convertible into 0.3125 shares of our common stock. All of the outstanding shares of our Series A preferred stock and all accrued dividends were converted into shares of common stock immediately upon the completion of our initial public offering in September 1999.


    We entered into a stock repurchase agreement dated April 18, 1997 with Mel Baiada as an incentive for Mr. Baiada to remain with us and devote his full-time and efforts to us. To this end, we also entered into an employment agreement with Mr. Baiada which is more fully described below under the heading "Baiada Agreement." Under the repurchase agreement, 421,875 shares of the 2,812,500 shares of common stock then held by Mr. Baiada were designated as "contingent shares" which were subject to repurchase at our option if Mr. Baiada ceased to be employed by us at a purchase price equal to the fair market value as determined by our board of directors. At the beginning of each calendar quarter, beginning with the third calendar quarter of 1997 and until the second calendar quarter of 2001, 26,367 of the contingent shares were to be reclassified as "vested shares," reducing the total number of "contingent shares" by 26,367 at the beginning of each calendar quarter. Because Mr. Baiada's employment agreement was not renewed on July 1, 1999, all outstanding contingent shares automatically became vested shares.

    TAX ALLOCATION AND INDEMNITY AGREEMENT

    As a result of the spin-off, we, Bluestone Consulting, Inc. and Mel Baiada needed to decide how our taxes, and the taxes of Bluestone Consulting, Inc. would be determined for the year of the spin-off, and how we would deal with any adjustment to taxes to us and Mel Baiada that resulted after the spin-off because of a tax audit. These matters are addressed in the tax allocation and indemnity agreement dated April 18, 1997. The agreement provides that:

    - with respect to federal income taxes, we closed our books as of the day before the issuance of the preferred stock, so that the income and expenses earned in the year of the spin-off, before the issuance of the preferred stock, were not included in our corporate income tax return for the year of the spin-off. They were included in our final federal income tax return for the period that we had elected to be an S corporation for federal income tax purposes, and flowed through to the tax return of Mel Baiada;

    - with respect to state income taxes and taxes that were not imposed on income, such as property taxes, we allocated them between us and Bluestone Consulting, Inc. based on the reasonable determination of the boards of directors Bluestone Consulting, Inc. and us;

    - if we undergo a tax audit that results in us increasing our tax liability for the period after the spin-off, Mr. Baiada will reimburse us for the additional tax cost, if there is a corresponding reduction in income in an open tax return in a year when we were an S corporation, and he realizes a tax benefit because of the decrease in income in the S corporation year;

    - if we undergo a tax audit that results in an increase in our income while we were an S corporation, and also results in a decrease in our income for a period after the spin-off, we will reimburse Mr. Baiada any additional tax cost he incurs because of the increase in the income in the S corporation return; and

    - if our election to be treated as an S corporation is deemed invalid or terminated for a reason other than the issuance of the preferred stock, Mr. Baiada will reimburse us for any tax costs that we incur, to the extent he receives a tax benefit from the change in our status, and if Mr. Baiada has additional tax liability imposed on him because of the termination, we will indemnify him for the costs.

    There have been no claims made under the agreement, by either party, for reimbursement.

    RESELLER AGREEMENT WITH BLUESTONE CONSULTING, INC.

    We are a party to a reseller agreement with Bluestone Consulting, Inc., dated January 1, 1998. Under the reseller agreement, Bluestone Consulting, Inc. is a non-exclusive reseller of our products in the United States and Canada. Bluestone Consulting, Inc. may purchase products from us at our then current list prices less our standard quantity discounts. The material terms and conditions contained in the reseller agreement are similar to those contained in our standard reseller agreement.

    SUBLEASE AGREEMENT WITH BLUESTONE CONSULTING, INC.

    As part of the spin-off, we entered into a sublease agreement with Bluestone Consulting, Inc., effective as of April 30, 1997. Bluestone Consulting, Inc. subleases approximately 7,780 square feet of our Mount Laurel facility. Bluestone Consulting, Inc. pays us an annual base rent of $94,000, which is paid in equal monthly installments in advance on the first day of every calendar month during the term of the Bluestone Consulting, Inc. sublease. The rental charges to Bluestone Consulting, Inc. were determined on a pro-rata square footage basis at the same rate and under the same terms that we have with our landlord. Bluestone Consulting, Inc. also pays us 19% of all taxes, common area costs, utility costs and other services paid for by us under our lease. The Bluestone Consulting, Inc. sublease expires when our lease expires or is terminated for any reason, including our default under our lease. We are in negotiations with Bluestone Consulting, Inc. to increase the amount of space subleased by them.

SALE OF MEL BAIADA SERIES A PREFERRED STOCK

    On April 22, 1998, Mel Baiada sold all 263,158 of his shares of Series A preferred stock to certain of the then existing holders of Series A preferred stock for a total purchase of $341,053 or $1.296 per share.

ISSUANCE OF SERIES B PREFERRED STOCK

    Pursuant to a stock purchase agreement dated April 22, 1998, we issued 8,782,695 shares of Series B preferred stock for a total purchase price of $11.4 million or $1.296 per share, including 3,858,025 shares of Series B preferred stock to General Electric Capital Corporation and 4,924,670 shares of Series B preferred stock to the entities affiliated with Patricof & Co. Ventures, Inc. and Fostin Capital Partners II, L.P. Prior to the conversion of their shares of preferred stock into shares of our common stock, as described below, holders of Series B preferred stock were entitled to annual dividends of $0.078 per share. The proceeds of the issuance of the Series B preferred stock were used for general working capital purposes. Each share of our Series B preferred stock was initially convertible into one share of our common stock. Under the terms of our Series B issuance, the conversion ratio changed as of December 31, 1998, so that each share of our Series B preferred stock became convertible into 2.09 shares of our common stock. As a result of our reverse stock split immediately prior to our initial public offering, each share of our Series B preferred stock was convertible into 0.6541 shares of our common stock. All of the outstanding shares of our Series B preferred stock and all accrued dividends were converted into shares of our common stock immediately upon the completion of our initial public offering in September 1999.

BRIDGE FINANCING

    On January 21, 1999, we entered into the Note and Warrant Purchase Agreement with substantially all of the holders of the Series B preferred stock. Under the Note and Warrant Purchase Agreement, the Series B preferred stockholders agreed to provide subordinated secured debt financing of up to $5.0 million for general working capital purposes. To the extent this financing was utilized, we would have been obligated to issue 10% convertible subordinated secured notes and warrants to purchase up to 504,032 shares of common stock at an exercise price equal to $1.98 per share to the Series B preferred stockholders. We were permitted to draw on the committed principal amount at any time until May 30, 1999.

    As of May 25, 1999, we had drawn down approximately $1.35 million of the $5.0 million available to fulfill general working capital needs and issued warrants to purchase 137,609 shares of common stock to the Series B preferred stockholders. This outstanding $1.35 million debt was converted into Series C preferred stock as part of our issuance of 9,191,176 shares of Series C preferred stock at $2.72 per share on May 25, 1999. During December 1999, 84,859 shares of our common stock were issued to entities affiliated with Patricof & Co. Ventures, Inc. upon a cashless exercise of all of their outstanding warrants. Warrants to purchase 50,644 shares of our common stock were outstanding related to this bridge financing as of December 31, 1999.

    The issuance of the warrants to the Series B preferred stockholders triggered anti-dilution protection afforded to Silicon Valley Bank pursuant to an antidilution agreement between us and Silicon Valley Bank dated November 24, 1997, whereby the number of shares of common stock underlying a warrant issued to Silicon Valley Bank was readjusted from 8,224 to 9,766 shares of our common stock and the exercise price under the Silicon Valley Bank warrant was readjusted from $3.04 to $2.56 per share. During October 1999, 9,100 shares of our common stock were issued to Silicon Valley Bank upon the cashless exercise of this warrant.

ISSUANCE OF SERIES C PREFERRED STOCK

    Pursuant to a stock purchase agreement dated May 25, 1999, we issued 9,191,176 shares of Series C preferred stock for a total purchase price of $25.0 million or $2.72 per share, including 676,524 shares of Series C preferred stock to General Electric Capital Corporation and 1,161,709 shares of Series C preferred stock to the entities affiliated with Patricof & Co. Ventures, Inc. and Fostin Capital Partners II, L.P. Prior to the conversion of their shares of preferred stock into shares of our common stock, as described below, holders of Series C preferred Stock were entitled to annual dividends of $0.1632 per share. The proceeds of the issuance of the Series C preferred stock were used for general working capital purposes. Each share of our Series C preferred stock was initially convertible into one share of our common stock. As a result of our reverse stock split, immediately prior to our initial public offering each share of our Series C preferred stock was convertible into 0.3125 shares of our common stock. All of the outstanding shares of our Series C preferred stock and all accrued dividends were converted into shares of our common stock immediately upon the completion of our initial public offering in September 1999.

REGISTRATION RIGHTS

    Subject to the lock up agreements entered into between management, certain stockholders and the managing underwriter of our initial public offering, under the second restated investors' rights agreement dated May 25, 1999 by and among us and our former preferred stockholders, such stockholders are entitled to certain rights with respect to the registration under the Securities Act for resale to the public of their common stock. The second restated investors' rights agreement permits the former preferred stockholders to require us on two occasions, whether or not we propose to register our common stock for sale, to register all or part of those stockholders' common stock so long as the securities that would be covered by the registration statement have an aggregate gross offering amount of at least $20.0 million. If any registration involves an underwritten offering, the former preferred stockholders that wish to participate in that offering must enter into customary agreements with us and the underwriter. The underwritten offering will be subject to certain limitations and restrictions that may be imposed by the underwriters, including the right of the underwriters to exclude a portion of the securities owned by the former preferred stockholders from the offering.

    The second restated investors' rights agreement also provides demand registration rights to the former preferred stockholders requiring us to register all or part of the registrable securities on Form S-3, provided, that, among other things:

    - Form S-3 is available to us and the former preferred stockholders for this offering;

    - the offering price of the securities to be registered by the former preferred stockholders, together with securities held by other persons entitled to participate in the registration, is at least $1.0 million in the aggregate, net of any underwriters' discounts or commissions; and

    - the board of directors determines that the registration would not be seriously detrimental to us and our stockholders at that time. In this event, the registration of these securities may be delayed for up to 60 days.

    Under the second restated investors' rights agreement, the former preferred stockholders have the right, subject to several exceptions and the lock up agreements, to have their registrable securities included in any registration statement filed by us. Each former preferred stockholder that wishes to participate in the offering must enter into a customary agreement with us and the underwriter, which may limit in whole or in part the inclusion of that preferred stockholder's registrable securities in the registration statement, as determined by the underwriters in their sole discretion.

    We are required to pay all expenses relating to any of these registrations other than underwriting discounts and commissions relating to shares sold by the preferred stockholders. The registration rights provided in the second restated investors' rights agreement extend for a period of five years following our initial public offering.

ADDITIONAL BLUESTONE CONSULTING, INC. TRANSACTIONS

    In December 1999, we licensed our Sapphire/Web software product to Bluestone Consulting, Inc. for their internal use. The license fee paid to us by Bluestone Consulting, Inc. was $350,000. Also in December 1999, we entered into a services agreement with Bluestone Consulting, Inc. whereby Bluestone Consulting, Inc. will provide us with two consultants to perform consulting services for our customers throughout 2000. We will pay Bluestone Consulting, Inc. $700,000 for those consulting services.

BAIADA AGREEMENT

    We entered into an employment agreement with Mel Baiada in April 1997 which was modified in January 1999 and which expired without being renewed on June 30, 1999. Under this agreement, in 1998 we paid Mr. Baiada a salary of $158,654 and a $22,215 bonus. This agreement imposes a one year period after termination in which Mr. Baiada may not compete against us. This agreement also provides that Mr. Baiada will retain a position on the board of directors until the later of:

    - the date his ownership interest in our outstanding common stock, assuming conversion of all outstanding convertible securities, drops below 10%; and

    - June 30, 2000.


    For the twelve months commencing on July 1, 1999, Mr. Baiada will receive $150,000 plus customary benefits as severance under his agreement. During 1999, we recorded $154,200 in general and administrative expense associated with this severance agreement. On July 1, 1999, Mr. Baiada's shares of common stock deemed to be contingent under his stock repurchase agreement dated April 18, 1997 became vested. For more information about Mr. Baiada's stock repurchase agreement see "Transactions in Connection with the Spin Off--Issuance of Series A Preferred Stock and Stock Repurchase Agreement."


FILIPOWSKI CONSULTING AGREEMENT


    We entered into a consulting agreement with Andrew Filipowski in May 1999 under which Mr. Filipowski will provide strategic and general business consulting services to us from that date until May 2001. In consideration of these consulting services, we granted to Mr. Filipowski a fully vested option to purchase 21,875 shares of our common stock at an exercise price of $4.13 per share. We recorded general and administrative expenses of $165,784 in 1999 in connection with this option.


FUTURE AFFILIATE TRANSACTIONS

    We believe that all of the transactions described above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information as of December 31, 1999 regarding the beneficial ownership of our common stock by: (1) each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock; (2) each director; (3) each of the named executive officers;
(4) all directors and executive officers as a group; and (5) each selling stockholder. Unless otherwise indicated, the address of each person identified is c/o Bluestone Software, Inc., 300 Stevens Drive, Philadelphia, Pennsylvania 19113.

    The percentages shown are based on 18,234,517 shares of common stock outstanding prior to the offering as of December 31, 1999 and 20,262,359 shares of common stock outstanding after the offering. Pursuant to Rule 13d-3 under the Exchange Act, shares of common stock which a person has the right to acquire pursuant to the exercise of stock options and warrants held by that holder that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person.


                                      SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                                          PRIOR TO OFFERING         NUMBER OF          AFTER OFFERING
                                     ---------------------------   SHARES BEING   -------------------------
NAME OF BENEFICIAL OWNER               NUMBER         PERCENTAGE     OFFERED         NUMBER      PERCENTAGE
------------------------             -----------      ----------   ------------   ------------   ----------
P. Melan Baiada....................  2,661,082(1)        14.6         371,922       2,289,160        11.3
General Electric Capital
  Corporation......................  2,658,562(2)        14.5         364,606       2,293,956        11.3
Entities affiliated with Patricof &
  Co. Ventures, Inc................  5,259,626(3)        28.8         735,630       4,523,996        22.3
Fostin Capital Partners II, L.P....  1,600,315(4)         8.8         223,787       1,376,528         6.8
P. Kevin Kilroy....................    231,626(5)(6)      1.3         205,000          26,626           *
S. Craig Huke......................     14,144(7)           *              --          14,144           *
Joseph K. Krivickas................     24,504(5)           *              --          24,504           *
Robert W. Bickel...................    186,411(5)         1.0          38,073         148,338         1.0
John H. Capobianco.................    142,773(8)         1.0          34,769         108,004         1.0
Gregory M. Case....................  5,264,313(9)        28.9         735,630       4,528,683        22.4
William C. Hulley..................  1,604,221(10)        8.8         223,787       1,380,434         6.8
Andrew J. Filipowski...............     28,906(5)           *              --          28,906           *
Paul E. Blondin....................      7,812(5)           *              --           7,812           *
Enrico Ballezzi....................     73,128(11)          *              --          73,128           *
All directors and executive
  officers as a group (11
  persons).........................  8,566,640(12)       45.4                       7,181,246        34.9


------------------------

*   Represents less than 1% of the outstanding Common Stock.

(1) Includes 779,336 shares of common stock owned by four trusts for which Mr. Baiada or his wife act as trustees and 12,321 shares of common stock issuable upon exercise of currently exercisable stock options. In addition to the shares of our common stock being sold in this offering as noted in the table above, Mr. Baiada has granted the underwriters the right to purchase 254,470 shares pursuant to the underwriters over-allotment option.


(2) Includes 50,644 shares of common stock underlying warrants. General Electric Capital Corporation is a subsidiary of the General Electric Company. In addition to the shares of our common stock being sold in this offering as noted in the table above, General Electric Capital Corporation has granted the underwriters the right to purchase 250,530 shares pursuant to the underwriters over-allotment option. The directors of General Electric Company are James I. Cash, Jr., Silas S. Cathcart, Dennis D. Dammerman, Paolo Fresco, Claudio X. Gonzalez, Andrea Jung, Kenneth G. Langone, Gertrude
    G. Michelson, Eugene F. Murphy, Sam Nunn, John D. Opie, Roger S. Penske,

    Frank H. T. Rhodes, Andrew C. Sigler, Douglas A. Warner III, and John F. Welch, Jr. The address for General Electric Capital Corporation is 260 Long Ridge Road, Stamford, Connecticut 06927.


(3) The directors and managing directors of Patricof & Co. Ventures, Inc. are Alan Patricof-Director, Co-Chairman, Patricia Cloherty-Director, Co-Chairman, Ronald Cohen-Director, Maurice Tchenio-Director, Robert Chefitz-Managing Director, Salem Shuchman-Managing Director, David Landau-Managing Director, Thomas Hirschfeld-Managing Director, George Jenkins-Managing Director, Greg Case-Managing Director, Paul Vais-Managing Director, George Phipps-Managing Director, and Janet Effland-Managing Director. The share amount is comprised of:

        (A) 1,600,315 shares held by The P/A Fund, L.P. Fostin Capital Partners II, L.P. and APA Pennsylvania Partners II, L.P. (a Patricof affiliate) are the general partners of The P/A Fund, L.P. The address of the P/A Fund, L.P. is 455 South Gulph Road, Suite 410, King of Prussia, PA 19406.

        (B) 3,060,645 shares held by APA Excelsior IV, L.P. Patricof & Co. Managers, Inc. is the general partner of APA Excelsior IV Partners, which is the general partner of APA Excelsior IV, L.P. The address of APA Excelsior IV, L.P. is 445 Park Avenue, New York, NY 10022.

        (C) 540,115 shares held by APA Excelsior IV/Offshore, L.P. Patricof & Co. Managers, Inc. is the general partner of APA Excelsior IV Partners, which is the general partner of APA Excelsior IV/Offshore, L.P. The address of APA Excelsior IV/Offshore, L.P. is c/o Patricof & Co. Ventures, Inc. 445 Park Avenue, New York, NY 10022.

        (D) 58,551 shares held by Patricof Private Investment Club, L.P. Patricof & Co. Managers, Inc. is the general partner of APA Excelsior IV Partners, which is the general partner of Patricof Private Investment Club, L.P. The address of Patricof Private Investment Club, L.P. is 445 Park Avenue, New York, NY 10022.

(4) Fostin Capital Partners II, L.P. is a general partner of The P/A Fund, L.P. The address for Fostin Capital Partners II, L.P. is 518 Broad Street, Sewickley, PA 15143. William C. Hulley and Joel P. Adams are general partners of Fostin Capital Partners II, L.P.

(5) Represents the total number of shares of our common stock issuable upon exercise of stock options which are currently exercisable and which are exercisable within 60 days after December 31, 1999.

(6) In addition to the shares of our common stock being sold in this offering as noted in the table above, Mr. Kilroy has granted the underwriters the right to purchase 20,000 shares pursuant to the underwriters over-allotment option.

(7) Includes 13,394 shares of common stock issuable upon exercise of currently exercisable stock options.

(8) Includes 103,874 shares of common stock issuable upon exercise of stock options which are currently exercisable and which are exercisable within 60 days after December 31, 1999.


(9) Includes 4,687 shares of common stock issuable upon exercise of stock options which are currently exercisable. Mr. Case is a Vice President of Patricof & Co. Managers, Inc., the general partner of each of APA Excelsior IV, L.P., APA Excelsior IV/Offshore, L.P. and Patricof Private Investment Club, L.P. Mr. Case is a Managing Director of Patricof & Co.
    Ventures, Inc., the investment advisor of APA Excelsior IV/Offshore, L.P. Mr. Case is a general partner of APA Pennsylvania Partners II, L.P., a general partner of The P/A Fund, L.P. Mr. Case shares voting and investment powers with respect to the shares owned by these funds.


(10) Includes 3,906 shares of common stock issuable upon exercise of currently exercisable stock options. Mr. Hulley is a general partner of Fostin Capital Partners II, L.P., which is a general partner of The P/A Fund L.P. Mr. Hulley shares voting and investment powers with respect to the shares owned by The P/A Fund L.P.

(11) Includes 72,378 shares of common stock issuable upon exercise of currently exercisable stock options.


(12) Includes 617,441 shares of our common stock issuable upon the exercise of stock options which are currently exercisable and which are exercisable within 60 days after December 31, 1999.

                           DESCRIPTION OF SECURITIES


    Our authorized capital stock as of December 31, 1999 consisted of 54,900,000 shares of common stock, par value $0.001 per share.


    The following is a summary of certain provisions of our common stock and our third amended and restated certificate of incorporation.

COMMON STOCK


    As of December 31, 1999, there were 18,234,517 shares of common stock outstanding held of record by 83 stockholders. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the applicable provisions of the Delaware General Corporation Law, stockholders holding a majority of the issued and outstanding shares entitled to vote constitute a quorum for the purposes of convening a stockholders' meeting. Accordingly, a majority of a quorum may elect directors standing for election, subject to the director election rights of the stockholders described below. Holders of common stock are entitled to receive ratably any dividends as may be declared on the common stock by the board of directors. Upon liquidation, dissolution or winding up of Bluestone, holders of common stock are entitled to receive ratably the net assets of Bluestone available for distribution after the payment of all debts and other liabilities, subject to the prior and superior liquidation preference rights of holders of preferred stock, if any shares of preferred stock are outstanding. Holders of common stock have no preemptive or subscription rights with respect to other issuances of securities. Our common stock has no conversion rights and is not redeemable.


ANTI-TAKEOVER EFFECTS OF BLUESTONE'S CERTIFICATE OF INCORPORATION AND BYLAWS AND PROVISIONS OF DELAWARE LAW

    Our certificate of incorporation, bylaws and the Delaware corporate law contain provisions that may hinder or delay a third party's attempt to acquire us. They may also make it difficult for the stockholders to remove incumbent management.

    CLASSIFIED BOARD OF DIRECTORS; VACANCIES. Our certificate of incorporation divides the board of directors into three classes. The directors' terms are staggered by class. Our classified board of directors is intended to provide continuity and stability in board membership and policies. However, the classified board of directors makes it more difficult for stockholders to change the board composition quickly. In addition, a majority of the directors then in office can increase the size of the board of directors and fill board of directors vacancies and newly created directorships resulting from any increase in the size of the board of directors. This is true even if those directors do not constitute a quorum or if only one director is left in office. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

    ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS OF DIRECTORS. Our bylaws provide for an advance notice procedure regarding nominations of directors by stockholders and other stockholder proposals. The advance notice procedure will not apply to nominations of directors by the board of directors. For matters a stockholder wishes to bring before an annual meeting of stockholders, the stockholder must deliver to us a notice, not less than 90 days nor more than 120 days, before the first anniversary of the preceding year's annual meeting of nominations and other business to be brought before our annual meeting. The stockholder must put information in the notice regarding:

    - the stockholder and its holdings;

    - the background of any nominees for director;

    - the written consent to being named as a nominee and to serving as a director if elected;

    - any business desired to be brought before the meeting;

    - the reasons for conducting the business at the meeting; and

    - any material interest of the stockholder in the business proposed.

    At a special meeting of stockholders called to elect directors, stockholders can make a nomination only if they deliver to us a notice that complies with the above requirements no later than the tenth day following the day on which public announcement of the special meeting is made. The bylaws could preclude a nomination for the election of directors or the conduct of certain business at a particular meeting if the proper procedures are not followed. This may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

    SPECIAL STOCKHOLDERS' MEETINGS. Our certificate of incorporation and bylaws permit special meetings of the stockholders to be called only by the board of directors, the chief executive officer or the president or holders of at least 75% of our securities that are outstanding and entitled to vote in an election of directors.

    AUTHORIZED BUT UNISSUED SHARES. We are able to issue shares of common stock without stockholder approval, up to the number of shares authorized for issuance in our certificate of incorporation, except as limited by Nasdaq rules. We can use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these additional shares could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

    SECTION 203 OF DELAWARE LAW. Section 203 of the Delaware General Corporation Law applies to us. This section prohibits us from engaging in a "business combination" with an "interested stockholder." This restriction applies for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes (1) mergers, (2) asset sales and (3) other transactions resulting in a financial benefit to an interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock. Section 203 could delay, defer or prevent a change in control of us. It might also reduce the price that investors might be willing to pay in the future for shares of common stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is StockTrans, Inc.

LISTING

    Our common stock is listed on the Nasdaq National Market under the trading symbol "BLSW."

                        SHARES ELIGIBLE FOR FUTURE SALE


    Based on the number of shares outstanding on December 31, 1999, upon completion of this offering we will have outstanding an aggregate of 20,262,359 shares of our common stock, excluding any exercises of outstanding convertible securities. Of these shares, all 3,500,000 of the shares sold in this offering and the 4,600,000 shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Other than shares issued upon exercise of options after our initial public offering, the remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.


    As a result of the lock up agreements described below and subject to the provisions of Rule 144, additional shares will be available for sale in the public market as follows:


                                 APPROXIMATE SHARES
DATE                          ELIGIBLE FOR FUTURE SALE
----                          ------------------------
Currently...................          5,134,517          Freely tradable shares sold in initial
                                                         public offering or issued more than one
                                                         year ago or issued under employee stock
                                                         option plan

At effectiveness of this
registration statement......          3,500,000          Shares sold in this offering

March 21, 2000..............            220,250          Expiration of initial public offering
                                                         lock-up agreements

91 days after the date of
this registration
statement...................          8,501,911          90 day lock-up expires; Rule 144
                                                         limitations apply

May 26, 2000................          2,878,144          Expiration of Series C preferred stock
                                                         holding period

September 24, 2000..........             27,537          Expiration of holding period applicable to
                                                         initial public offering underwriters'
                                                         affiliates


LOCK-UP AGREEMENTS

    In connection with our initial public offering, certain of our officers and directors and some of our stockholders have entered into lock-up agreements under which they agreed not to transfer or otherwise dispose of, directly or indirectly, without the consent of Deutsche Bank Securities Inc., any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock until March 21, 2000. In addition, certain officers, the directors and selling stockholders of Bluestone have agreed not to sell or otherwise dispose of an aggregate of 8,501,911 shares until 91 days after the date of this offering without the consent of Deutsche Bank Securities Inc.

    Transfers or dispositions can be made during the lock-up period in the case of gifts for estate planning purposes where the donee signs a lock-up agreement.

RULE 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


    - 1% of the number of shares of common stock then outstanding, which will equal approximately 202,624 shares immediately after this offering; or


    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 of the sale with the Securities and Exchange Commission.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701


    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement are eligible to resell their shares in reliance on Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.


REGISTRATION RIGHTS

    Holders of 9,100,346 shares of our common stock and warrants exercisable for 201,092 shares of our common stock are entitled to demand registration of their shares under the Securities Act. All of these holders have agreed not to demand registration of their common stock for one year after the date of our initial public offering. Therefore, those stockholders may not demand that we register their shares of our Common Stock under the Securities Act in this offering. After this one year period, the holders of a majority of the shares eligible for demand rights may require us, on not more than two occasions, to use our best efforts to file a registration statement under the Securities Act with respect to their shares eligible for demand rights if the gross offering amount would be expected to exceed $20.0 million. In addition, subject to the lock up agreements described above, if we propose to register any of our securities under the Securities Act in a public offering in excess of $1.0 million, for ourselves or for other holders, we will send notice of this registration to holders of the shares eligible for demand rights, as well as to Mel Baiada with respect to his shares of our common stock. Subject to limitations and conditions set forth in the agreements governing their registration rights, they may elect to register their eligible shares. Further, if we propose to file a registration statement on Form S-3, a short form registration statement, when we become eligible therefor, for an offering in excess of $1.0 million, the holders of shares eligible for demand rights and "piggyback" rights may register their common stock along with that registration. We will be responsible for the expenses incurred in connection with these registrations, other than underwriters' discounts or commissions, except that we will pay expenses of only one registration on Form S-3 at a holder's request per year. All registration rights expire five years from the date of our initial public offering.

STOCK OPTIONS


    Effective on October 6, 1999, we filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plan. We plan to amend our S-8 registration statement in the near future to cover the additional 3,459,672 shares reserved for issuance under our stock option plan on January 31, 2000 and also file an S-8 registration statement to cover 156,250 shares of common stock under our directors' compensation plan. As of December 31, 1999, options to purchase 2,461,395 shares of common stock were issued and outstanding under these plans, 835,551 of which are vested.

                              PLAN OF DISTRIBUTION

    Subject to the terms and conditions of the underwriting agreement, the underwriters, named below through their representatives Deutsche Bank Securities Inc., SoundView Technology Group, Inc., C.E. Unterberg, Towbin and Legg Mason Wood Walker, Incorporated have severally agreed to purchase from us and the selling stockholders the following respective numbers of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Deutsche Bank Securities Inc................................
SoundView Technology Group, Inc.............................
C.E. Unterberg, Towbin......................................
Legg Mason Wood Walker, Incorporated........................

                                                                -----------
    Total...................................................
                                                                ===========

    The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent and that the underwriters will purchase all of the shares of common stock offered hereby if any of the shares are purchased.

    We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the offering price set forth on the cover page of this prospectus and to certain
dealers at that price less a concession not in excess of $      per share. The
underwriters may allow to some other dealers, and those dealers may reallow, a
concession not in excess of $      per share. After the offering, the offering
price and other selling terms may be changed by the representatives of the underwriters.


    Certain stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option shares that the number of shares of common stock to be purchased by it in the above table bear to 3,500,000. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered in this offering. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,500,000 shares are being offered. If the underwriters fully exercise their option, net proceeds to the selling stockholders will be $48.5 million after the payment of $2.4 million of underwriting discounts.


    We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act.

    We, certain of our officers, our directors and the selling stockholders have each agreed not to offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock, or enter into an agreement for the sale of our common stock, for a period of 90 days after the date of our registration statement, of which this prospectus is a part, directly or indirectly, except as consideration for business acquisitions, on exercise of currently outstanding stock options or on the issuance of options to key employees and directors under our stock option plans and the exercise of such options, without the prior written consent of Deutsche Bank Securities Inc.

    Transfers or dispositions can be made during the lock-up period in the case of gifts for estate planning purposes where the donee signs a lock-up agreement.

    A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. Other than the prospectus in electronic format, the information on our affiliate's web site and any information contained on any other web site maintained by Wit Capital is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Bluestone Software, Inc. or any underwriter in its capacity as underwriter and should not be relied upon by investors.

    To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, creating a short position in the underwriters' syndicate account. Additionally, to cover the over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. The representatives of the underwriters, on behalf of the syndicate of underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the syndicate repurchases shares distributed by that underwriter or dealer.

    We paid $1.4 million and issued a warrant, exercisable for five years, to purchase up to 150,448 shares of common stock at an exercise price of $8.70 per share to Deutsche Bank Securities Inc. for providing placement agent services to us in connection with the offering of Series C preferred stock that was consummated on May 25, 1999. The exercise price was adjusted to $15.00 per share on September 23, 1999. The amount paid for these services was determined by arms' length negotiations between us and Deutsche Bank Securities Inc. We believe that this amount is within standard industry parameters for a transaction of that nature. The underwriters also participated in our initial public offering in September 1999 and received compensation for their underwriting services. The underwriters and their respective affiliates may, in the future, be lenders to, engage in transactions with and perform services for us in the ordinary course of business. The warrant issued to Deutsche Bank Securities Inc., 9,191 shares of Series C preferred stock held by James Moore and 18,346 shares of Series C preferred stock held by U.S. Development Capital Investment Co. were considered to be compensation in connection with our initial public offering and are subject to lock-up agreements under which they agreed not to transfer or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock until September 24, 2000, except to officers or partners of the underwriters and members of the selling group in the initial public offering and their officers or partners.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Pepper Hamilton LLP. Some legal matters related to this offering will be passed upon for the underwriters by Willkie Farr & Gallagher.

                                    EXPERTS


    Our financial statements as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-l pursuant to the Securities Act with respect to the common stock offered in this offering. The prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement. Statements contained in the prospectus as to the contents of any contract, agreement or other document filed with the registration statement as exhibits are necessarily summaries of such documents, but are complete in all material respects, and are qualified in their entirety by reference to the copy of the applicable document filed as an exhibit to the registration statement. For further information about us and the securities offered in this offering, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part of the registration statement.

    We are subject to the information requirements of the Exchange Act, and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. The registration statement, the exhibits and schedules forming a part of the registration statement and the reports and other information filed by us with the Securities and Exchange Commission in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Securities and Exchange Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of these materials may also be obtained from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy statements and other information.

                       [INSIDE BACK COVER OF PROSPECTUS]

GRAPHIC:

    Single page graphic containing five stones arranged one on top of the other and descending in size from top to bottom. The bottom three stones are flat and grey in color. The top two stones are circular, with the penultimate stone colored grey and the top stone colored blue. The middle right side of the graphic, positioned to the right of the middle stone, contains the statement "Bluestone rocks."

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2
Balance Sheets..............................................    F-3
Statements of Operations....................................    F-4
Statements of Mandatorily Redeemable Convertible
  Preferred Stock and Stockholders' Equity (Deficit)........    F-5
Statements of Cash Flows....................................    F-6
Notes to Financial Statements...............................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Bluestone Software, Inc.


    We have audited the accompanying balance sheets of Bluestone Software, Inc. (a Delaware corporation), formerly Bluestone Consulting, Inc., as of
December 31, 1998 and 1999, and the related statements of operations, mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestone Software, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                          /s/ Arthur Andersen LLP


Philadelphia, PA
  January 31, 2000

                            BLUESTONE SOFTWARE, INC.

                                 BALANCE SHEETS


                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------   ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,534,819   $ 66,159,785
  Accounts receivable, net of allowance of $44,473 and
    $134,985................................................    3,369,514      4,079,063
  Prepaid expenses and other................................      149,318      1,043,092
  Due from related party....................................           --             --
                                                              -----------   ------------
    Total current assets....................................    6,053,651     71,281,940
                                                              -----------   ------------
Property and equipment:
  Equipment.................................................    2,418,590      3,147,995
  Furniture and fixtures....................................      183,767        895,238
  Leasehold improvements....................................      131,845        420,173
                                                              -----------   ------------
                                                                2,734,202      4,463,406
  Less--Accumulated depreciation and amortization...........   (1,284,921)    (1,967,952)
                                                              -----------   ------------
    Net property and equipment..............................    1,449,281      2,495,454
                                                              -----------   ------------
Deposits....................................................       32,997        362,798
                                                              -----------   ------------
                                                              $ 7,535,929   $ 74,140,192
                                                              ===========   ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Line of credit............................................  $   473,365   $         --
  Current portion of long-term debt.........................      356,728        428,706
  Accounts payable..........................................    1,094,286      2,259,394
  Accrued wages.............................................      501,246        892,136
  Other accrued expenses....................................      555,371      2,099,469
  Due to related parties....................................      188,898         90,973
  Deferred revenues.........................................    3,223,338      1,966,110
                                                              -----------   ------------
    Total current liabilities...............................    6,393,232      7,736,788
                                                              -----------   ------------
Long-term debt..............................................      875,642        439,246
                                                              -----------   ------------
Subordinated notes due to related parties...................    1,000,000             --
                                                              -----------   ------------
Mandatorily redeemable convertible preferred stock..........   17,414,551             --
                                                              -----------   ------------
Commitments and contingencies (Note 13)
Stockholders' equity (deficit):
  Common stock, $.001 par value, 54,900,000 shares
    authorized, 2,815,039 and 18,234,517 shares issued and
    outstanding.............................................        2,816         18,235
  Common stock warrants.....................................           --      1,204,831
  Deferred stock-based compensation.........................           --     (1,133,550)
  Additional paid-in capital................................       11,871    100,790,252
  Accumulated deficit.......................................  (18,162,183)   (34,915,610)
                                                              -----------   ------------
    Total stockholders' equity (deficit)....................  (18,147,496)    65,964,158
                                                              -----------   ------------
                                                              $ 7,535,929   $ 74,140,192
                                                              ===========   ============


        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS


                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1997           1998           1999
                                                              -----------   ------------   ------------
Net revenues:
  Software license fees.....................................  $ 2,337,199   $  3,391,226   $ 11,653,817
  Services..................................................    2,178,664      3,619,997      3,992,959
  Third party products and related services.................    5,225,429      1,106,688             --
                                                              -----------   ------------   ------------
        Total revenues......................................    9,741,292      8,117,911     15,646,776
Cost of revenues:
  Software license fees.....................................      202,219        258,572        400,627
  Services..................................................    2,516,451      4,433,309      4,791,696
  Third party products and related services.................    2,797,656        643,120             --
                                                              -----------   ------------   ------------
        Total cost of revenues..............................    5,516,326      5,335,001      5,192,323
                                                              -----------   ------------   ------------
      Gross profit..........................................    4,224,966      2,782,910     10,454,453
Operating expenses:
  Sales and marketing.......................................    5,130,799      9,551,284     15,935,707
  Product development.......................................    1,295,148      2,473,771      4,537,332
  General and administrative................................    1,615,787      2,316,017      4,412,283
  Amortization of stock-based compensation..................           --             --        281,998
                                                              -----------   ------------   ------------
        Total operating expenses............................    8,041,734     14,341,072     25,167,320
                                                              -----------   ------------   ------------
        Operating loss......................................   (3,816,768)   (11,558,162)   (14,712,867)
Interest expense, net.......................................      (79,701)       (46,520)      (404,928)
                                                              -----------   ------------   ------------
Loss from continuing operations.............................   (3,896,469)   (11,604,682)   (15,117,795)
Income from discontinued operations.........................       98,898             --             --
                                                              -----------   ------------   ------------
Net loss....................................................   (3,797,571)   (11,604,682)   (15,117,795)
Accretion of preferred stock redemption value...............     (240,399)      (845,836)    (1,635,632)
                                                              -----------   ------------   ------------
Net loss available to common stockholders...................  $(4,037,970)  $(12,450,518)  $(16,753,427)
                                                              ===========   ============   ============
Basic and diluted net loss per share:
  Continuing operations.....................................  $     (1.39)  $      (4.12)  $      (2.18)
  Discontinued operations...................................         0.04             --             --
  Accretion of preferred stock redemption value.............        (0.09)         (0.30)         (0.24)
                                                              -----------   ------------   ------------
                                                              $     (1.44)  $      (4.42)  $      (2.42)
                                                              ===========   ============   ============
  Shares used in computing net loss per share...............    2,812,500      2,814,105      6,927,864
                                                              ===========   ============   ============


        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.

      STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

                         STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                        STOCKHOLDERS' DEFICIT
                                     SERIES A       SERIES B       SERIES C     --------------------------------------
                                    CONVERTIBLE   CONVERTIBLE    CONVERTIBLE        COMMON STOCK
                                     PREFERRED     PREFERRED      PREFERRED     ---------------------    COMMON STOCK
                                       STOCK         STOCK          STOCK         SHARES      AMOUNT       WARRANTS
                                    -----------   ------------   ------------   ----------   --------   --------------
Balance, December 31, 1996........  $       --    $         --   $         --    2,812,500   $ 2,813      $       --
  Spin-off of consulting division
    to majority stockholder.......          --              --             --           --        --              --
  Issuance of preferred stock, net
    of financing costs............   5,090,328              --             --           --        --              --
  Accretion of preferred stock
    redemption value..............     240,399              --             --           --        --              --
  Net loss........................          --              --             --           --        --              --
                                    -----------   ------------   ------------   ----------   -------      ----------
Balance, December 31, 1997........   5,330,727              --             --    2,812,500     2,813              --
  Issuance of preferred stock, net
    of financing costs............          --      11,237,988             --           --        --              --
  Accretion of preferred stock
    redemption value..............     341,612         504,224             --           --        --              --
  Exercise of common stock
    options.......................          --              --             --        2,539         3              --
  Net loss........................          --              --             --           --        --              --
                                    -----------   ------------   ------------   ----------   -------      ----------
Balance, December 31, 1998........   5,672,339      11,742,212             --    2,815,039     2,816              --
  Issuance of preferred stock, net
    of financing costs............          --              --     22,260,099           --        --              --
  Accretion of preferred stock
    redemption
    value.........................     249,008         529,382        857,242           --        --              --
  Issuance of options to purchase
    common stock below fair market
    value.........................          --              --             --           --        --              --
  Amortization of stock-based
    compensation..................          --              --             --           --        --              --
  Issuance of common stock options
    to
    non-employees.................          --              --             --           --        --              --
  Issuance of common stock
    warrants......................          --              --             --           --        --       1,900,000
  Exercise of common stock
    options.......................          --              --             --      613,288       613              --
  Exercise of common stock
    warrants......................          --              --             --       93,959        94        (695,169)
  Conversion of preferrred stock
    into common stock.............  (5,921,347)    (12,271,594)   (23,117,341)  10,493,481    10,493              --
  Conversion of related-party
    convertible subordinated note
    into common stock.............          --              --             --      218,750       219              --
  Issuance of common stock, net of
    offering expenses.............          --              --             --    4,000,000     4,000              --
  Net loss........................          --              --             --           --        --              --
                                    -----------   ------------   ------------   ----------   -------      ----------
Balance, December 31, 1999........  $       --    $         --   $         --   18,234,517   $18,235      $1,204,831
                                    ===========   ============   ============   ==========   =======      ==========

                                                        STOCKHOLDERS' DEFICIT
                                    -------------------------------------------------------------

                                      DEFERRED        ADDITIONAL      ACCUMULATED
                                    COMPENSATION    PAID-IN-CAPITAL     DEFICIT         TOTAL
                                    -------------   ---------------   ------------   ------------
Balance, December 31, 1996........   $        --     $      6,187     $(1,277,957)   $ (1,268,957)
  Spin-off of consulting division
    to majority stockholder.......            --               --        (395,738)       (395,738)
  Issuance of preferred stock, net
    of financing costs............            --               --              --              --
  Accretion of preferred stock
    redemption value..............            --               --        (240,399)       (240,399)
  Net loss........................            --               --      (3,797,571)     (3,797,571)
                                     -----------     ------------     ------------   ------------
Balance, December 31, 1997........            --            6,187      (5,711,665)     (5,702,665)
  Issuance of preferred stock, net
    of financing costs............            --               --              --              --
  Accretion of preferred stock
    redemption value..............            --               --        (845,836)       (845,836)
  Exercise of common stock
    options.......................            --            5,684              --           5,687
  Net loss........................            --               --     (11,604,682)    (11,604,682)
                                     -----------     ------------     ------------   ------------
Balance, December 31, 1998........            --           11,871     (18,162,183)    (18,147,496)
  Issuance of preferred stock, net
    of financing costs............            --               --              --              --
  Accretion of preferred stock
    redemption
    value.........................            --               --      (1,635,632)     (1,635,632)
  Issuance of options to purchase
    common stock below fair market
    value.........................    (1,415,548)       1,415,548              --              --
  Amortization of stock-based
    compensation..................       281,998               --              --         281,998
  Issuance of common stock options
    to
    non-employees.................            --          190,954              --         190,954
  Issuance of common stock
    warrants......................            --               --              --       1,900,000
  Exercise of common stock
    options.......................            --        1,864,873              --       1,865,486
  Exercise of common stock
    warrants......................            --          695,084              --               9
  Conversion of preferrred stock
    into common stock.............            --       41,299,789              --      41,310,282
  Conversion of related-party
    convertible subordinated note
    into common stock.............            --          499,781              --         500,000
  Issuance of common stock, net of
    offering expenses.............            --       54,812,352              --      54,816,352
  Net loss........................            --               --     (15,117,795)    (15,117,795)
                                     -----------     ------------     ------------   ------------
Balance, December 31, 1999........   $(1,133,550)    $100,790,252     $(34,915,610)  $ 65,964,158
                                     ===========     ============     ============   ============


        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS


                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1997           1998           1999
                                                       -----------   ------------   ------------
Operating activities:
  Net loss...........................................  $(3,797,571)  $(11,604,682)   (15,117,795)
  Adjustments to reconcile net loss to net cash used
    in operating activities-
    Depreciation and amortization....................      239,835        656,654        683,031
    Provision for doubtful accounts..................       95,883         32,800        204,536
    Accrued interest on subordinated notes...........      103,109        109,352         41,467
    Issuance of bridge loan warrants.................           --             --      1,100,000
    Amortization of stock-based compensation.........           --             --        281,998
    Issuance of common stock options to
      non-employees..................................           --             --        190,954
    Changes in operating assets and liabilities-
      Accounts receivable............................     (310,896)    (1,654,641)      (914,085)
      Prepaid expenses and other assets..............      (84,169)       130,619     (1,223,566)
      Accounts payable and accrued expenses..........      408,822        379,410      3,058,629
      Deferred revenues..............................      314,263      1,662,706     (1,257,228)
                                                       -----------   ------------   ------------
        Net cash used in operating activities........   (3,030,724)   (10,287,782)   (12,952,059)
                                                       -----------   ------------   ------------

Investing activities:
  Purchases of property and equipment................     (871,717)    (1,160,882)    (1,729,204)
                                                       -----------   ------------   ------------

Financing activities:
  Net proceeds from (repayments of) line of credit...      604,311     (1,137,196)      (473,365)
  Proceeds from long-term debt.......................      315,620        919,481             --
  Proceeds from (repayments of) subordinated notes...      250,000             --       (500,000)
  Repayments of long-term debt.......................     (122,056)       (40,758)      (364,418)
  Proceeds from issuance of preferred stock, net.....    4,840,328     11,237,988     23,060,099
  Restricted cash....................................     (400,000)       400,000             --
  Spin-off of consulting division to sole
    stockholder......................................     (274,538)            --             --
  Net advances from (repayments to) related party....      (66,532)       267,909        (97,925)
  Proceeds from exercise of common stock options.....           --          5,687      1,865,486
  Proceeds from issuance of common stock, net........           --             --     54,816,352
                                                       -----------   ------------   ------------
        Net cash provided by financing activities....    5,147,133     11,653,111     78,306,229
                                                       -----------   ------------   ------------
Net increase in cash and cash equivalents............    1,244,692        204,447     63,624,966
Cash and cash equivalents, beginning of period.......    1,085,680      2,330,372      2,534,819
                                                       -----------   ------------   ------------
Cash and cash equivalents, end of period.............  $ 2,330,372   $  2,534,819     66,159,785
                                                       ===========   ============   ============

Supplemental cash flow information:
  Cash paid for interest.............................  $   133,409   $    170,232   $    440,879
Non-cash investing and financing activities:
  Conversion of related party subordinated note to
    common stock.....................................           --             --        500,000
  Conversion of preferred stock and all accrued
    dividends thereon to common stock................           --             --     41,310,282


        The accompanying notes are an integral part of these statements.

                            BLUESTONE SOFTWARE, INC.


                         NOTES TO FINANCIAL STATEMENTS


1. BACKGROUND:


    Bluestone Software, Inc. (the "Company"), formerly Bluestone
Consulting, Inc., was incorporated in New Jersey on March 17, 1989. The Company develops, markets and supports web application server software products that enable its customers to deploy information across the World Wide Web in a controlled manner, supporting high volumes of users and interactions. On
April 17, 1997, in connection with the sale of Series A Convertible Preferred Stock (see Note 6), the Company spun off its consulting division to its then sole stockholder for no consideration. The Company reincorporated in Delaware as Bluestone Software, Inc. The consulting division was named Bluestone
Consulting, Inc. ("BCI") and in 1997 provided the Company with certain administrative services under a shared services agreement (see Note 12). The consulting division spin-off is reported in the accompanying financial statements as a discontinued operation (see Note 2).



    The Company has incurred significant losses, and as of December 31, 1999 had an accumulated deficit of $34.9 million. For the years ended December 31, 1997, 1998 and 1999 the Company's net losses were $3.9 million, $11.6 million and $15.1 million, respectively. The Company intends to invest heavily in product development, sales and marketing and the development of its administration organization. There can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future. However, the Company believes that its current cash and cash equivalents will be sufficient to sustain its operations through December 31, 2000.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS


    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.


PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is provided using the double declining balance method over the estimated useful lives of the related assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term.


OTHER ACCRUED EXPENSES



    Other accrued expenses at December 31, 1999 includes $505,733 for accrued bonuses and $628,307 for accrued payroll taxes.


PRODUCT DEVELOPMENT

    Product development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold,

                            BLUESTONE SOFTWARE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)


Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company has determined that technological feasibility for its products is generally achieved upon completion of a working model. Since software development costs have not been significant after the completion of a working model, all such costs have been charged to product development expense.

REVENUE RECOGNITION

    The Company primarily sells perpetual licenses to end-users and perpetual, annual and multi-year licenses to independent software vendors. The Company also sells its software through value added resellers and system integrators. The Company derives its services revenues from annual maintenance agreements, which consist of customer technical support services and unspecified product upgrades/ enhancements on a when-and-if-available basis, and consulting and training services.


    License fee revenue is generally recognized when a formal agreement exists, delivery of the product has occurred, the license fee is deemed fixed or determinable and collectibility is probable. License revenue from arrangements with resellers and system integrators is not recognized until the product is delivered to end-users. Maintenance revenue is recognized on a straight-line basis over the term of the contract. Revenues from training and consulting services are recognized as services are performed.



    Deferred revenues generally consist of advance customer payments on maintenance contracts. Certain of the Company's multi-year license agreements provide for payment terms that extend beyond 12 months. Revenues on such long-term arrangements are recognized when payments become due. Included in accounts receivable and deferred revenues at December 31, 1998 is $1,865,294 related to an extended term license fee where the Company received payment and recorded revenue in February 1999.


CONCENTRATION OF CREDIT RISK


    One customer accounted for approximately 11% of the Company's net revenues for the year ended December 31, 1998 and one customer accounted for approximately 55% of net accounts receivable at December 31, 1998. One customer accounted for approximately 13% of net revenues for the year ended December 31, 1999 and two customers accounted for approximately 12% and 14%, respectively, of net accounts receivable at December 31, 1999. No one customer accounted for greater than 10% of net revenues for the year ended December 31, 1997 or greater than 10% of net accounts receivable at December 31, 1997.


ADVERTISING COSTS


    The Company expenses advertising costs as incurred. Advertising expense for continuing operations for the years ended December 31, 1997, 1998 and 1999 was $615,374, $882,761 and $2,022,252, respectively, including $251,640, $549,487 and $1,040,189, respectively, related to attending trade shows.


INCOME TAXES


    Prior to April 17, 1997, the Company was taxed as a subchapter S corporation under the Internal Revenue Code for federal and state income tax purposes. Accordingly, all S Corporation taxable

                            BLUESTONE SOFTWARE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)



income or losses were included in the sole stockholder's tax return. In connection with the Series A Convertible Preferred Stock sale (see Note 6), the Company's subchapter S election was terminated.


    Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates. The Company accounts for certain income and expense items for financial reporting purposes differently than for income tax purposes. The principal differences relate to the Company's conversion to the accrual basis of accounting for income taxes and certain financial statement reserves that are not currently deductible for income tax purposes.

STOCK COMPENSATION


    The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee and director stock options. Under APB No. 25, if the exercise price of the Company's stock options equals or exceeds the market price of the underlying stock on the date of the grant, no compensation expense is recognized. If the exercise price of an option is below the market price of the underlying stock on the date of grant, compensation cost is recorded and is recognized in the statements of operations over the vesting period (see Note 10).


EARNINGS PER SHARE


    The Company follows SFAS No. 128, "Earnings Per Share," which requires a dual presentation of "basic" and "diluted" earnings per share ("EPS") on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted EPS includes the dilutive effect, if any, from the potential exercise or conversion of securities like stock options, which would result in the issuance of additional shares of common stock. For each of the three years in the period ended December 31, 1999, the impact of stock options was not considered as their effect on EPS would be anti-dilutive.


FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses are reflected in the accompanying financial statements at fair value due to the short-term nature of those instruments. The carrying amount of long-term debt obligations approximate fair value at the balance sheet dates.


RECAPITALIZATION



    In August 1999, the Company's Board of Directors authorized a 1-for-3.2 reverse split of its Common stock to be effected immediately prior to the Company's Initial Public Offering (see below). The reverse stock split has been retroactively reflected in the accompanying financial statements.



INITIAL PUBLIC OFFERING



    On September 29, 1999 the Company consummated an initial public offering of its Common stock (the "Initial Public Offering"). The company sold
4,000,000 shares of its Common stock at an initial

                            BLUESTONE SOFTWARE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)



public offering price of $15.00 per share. After deducting the underwriters' discount and other offering expenses, the net proceeds to the company were approximately $54.8 million.


DISCONTINUED OPERATIONS


    On April 17, 1997, in connection with the sale of Series A Convertible Preferred Stock (see Note 6), the Company spun off its consulting division, which operated as a separate segment, to its then sole stockholder for no consideration. The spin-off, which included cash of $274,538, has been recorded as a deemed distribution in the accompanying financial statements. The discontinued operation generated net revenues of $4,537,147 for the year ended December 31, 1997. The spin-off was treated as a tax-free reorganization for federal and state income tax purposes.



RECENT ACCOUNTING PRONOUNCEMENTS



    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS
No. 131 applies to all public companies and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. Subsequent to the spin-off of the consulting segment, management believes the Company operates in one business segment, therefore, the adoption of SFAS No. 131 had no impact on the financial statements.



    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company adopted SOP 98-1 in January 1999. The adoption had no material effect on the Company's financial position or results of operations.


RECLASSIFICATIONS

    Prior year financial statements have been reclassified to conform with the current year presentation.


3. LINE OF CREDIT:



    On December 8, 1997, the Company entered into an agreement with a bank that provides for a $1,750,000 revolving line of credit and a $500,000 equipment line (see Note 4). The revolver is collateralized by substantially all of the Company's assets and a $400,000 certificate of deposit at December 31, 1997. Borrowings under the line are subject to a borrowing base of 80% of eligible accounts receivable, as defined. The restricted certificate of deposit was sold in 1998 as it was no longer required collateral. The line bore interest at prime plus 1.5%, through August 16, 1998 at which date the interest rate was changed to prime plus .75% in conjunction with the equipment line modification (see
Note 4). The line is cross-defaulted and cross-collateralized with the equipment line. The loan agreement also requires the Company to maintain certain financial and nonfinancial covenants, as defined.

                            BLUESTONE SOFTWARE, INC.

3. LINE OF CREDIT: (CONTINUED)



    During December 1999, the Company amended the loan arrangement to increase the maximum available amount of the revolving line of credit to $3.0 million, extend the maturity date to December 1, 2000 and decrease the interest rate to prime plus .50%. At December 31, 1999, borrowings of approximately $1,572,000 were available under the line. Letters of credit of approximately $886,000, related to certain operating leases (see Note 13), were outstanding at December 31, 1999 and therefore have been deducted from available borrowings under the line. In conjunction with the December 1999 loan amendment, the Company entered into an agreement that provides for a separate $500,000 line of credit facility. Borrowings are subject to a borrowing base of 90% of eligible foreign accounts receivable.



    A warrant to purchase 9,766 shares of the Company's Common stock at $2.56 per share, as adjusted was issued to the bank in December 1997 in conjunction with the loan agreement. In October 1999, the Company issued 9,100 shares of common stock to the bank in exchange for the warrant.



4. LONG-TERM DEBT:



                                                                  DECEMBER 31,
                                                              ---------------------
                                                                 1998        1999
                                                              ----------   --------
Term note with bank.........................................  $1,157,101   $838,124
Capital leases..............................................      75,269     29,828
                                                              ----------   --------
                                                               1,232,370    867,952
Less- Current portion.......................................    (356,728)  (428,706)
                                                              ----------   --------
                                                              $  875,642   $439,246
                                                              ==========   ========



    At December 31, 1997, the Company's equipment line provided for borrowings of up to $500,000 for approved capital expenditures, as defined and interest payable monthly on the outstanding balance at a rate of prime plus 1.5%. In
June 1998, the outstanding borrowings as of that date of $237,620 converted to a term note payable in 36 monthly installments. On August 16, 1998, the Company and the bank modified the equipment line to provide for additional borrowings of up to $1,762,380 for approved capital expenditures, as defined. Interest is payable monthly on the outstanding balance at a rate of prime plus 1.25%. On March 31, 1999, the then outstanding balance of $959,086 was converted to a term note payable in 36 monthly installments and no additional borrowings are available under the equipment line. The term note under the equipment line is secured by equipment and is cross-defaulted and cross-collateralized with the Company's line of credit (see Note 3).



    At December 31, 1998 and 1999, property under capital leases totaled $130,897 with corresponding accumulated amortization of $90,900 and $117,565, respectively.



5. SUBORDINATED NOTES DUE TO RELATED PARTIES:



    In January 1996, the Company entered into a $1,000,000, subordinated 10% loan agreement with the brother of the Company's founder. The agreement, as amended in connection with the BCI spin-off, provided for BCI to assume $500,000 of the convertible note with the Company assuming the remaining $500,000 of the convertible note. To achieve an equal distribution of debt between BCI and

                            BLUESTONE SOFTWARE, INC.

5. SUBORDINATED NOTES DUE TO RELATED PARTIES: (CONTINUED)



the Company as part of the spin-off, the Company issued BCI a $500,000, 10% note. Interest on both notes is payable annually. Principal on the convertible note was due on December 31, 2002 and principal on the note with BCI was due on December 31, 2005. At December 31, 1998 and 1999 other accrued expenses includes $206,878 and $41,467, respectively, related to interest on the notes. On September 15, 1999, the $500,000 convertible subordinated note was converted into 218,750 shares of the Company's Common stock at the holder's request. In November 1999, the Company repaid the note to BCI in full without penalty or premium.



6. MANDATORILY REDEEMABLE SERIES A CONVERTIBLE PREFERRED STOCK:



    On April 18, 1997, the Company sold 5,526,316 shares of $0.001 par value Series A Convertible Preferred stock to certain venture capital investors, an individual investor and the Company's former sole shareholder for $5,250,000. This included 263,158 shares sold to the former sole stockholder in exchange for canceling a $250,000 note payable due him. The Series A Preferred stock was convertible into 0.3125 shares of Common stock, subject to adjustment, as defined, and was automatically convertible upon a public stock offering, as defined.



    Dividends on the Series A Preferred were cumulative at $0.057 per share per annum and the Series A Preferred had a liquidation preference of $0.95 per share. At December 31, 1997 and 1998 cumulative dividends accrued but not declared were $222,658 and $537,658, respectively. Beginning in April 2003, the holders would have been able to require the Company to redeem the Series A Preferred at $0.95 per share plus accrued dividends over a three-year period. The Series A Preferred stockholders would have been able to participate in Common stock dividends and had Common stock voting rights on an as converted basis. Upon completion of the Company's initial public offering in September 1999, all of the outstanding shares of Series A Preferred stock and the accrued dividends thereon were converted into Common stock.



7. MANDATORILY REDEEMABLE SERIES B CONVERTIBLE PREFERRED STOCK:



    On April 23, 1998, the Company sold 8,782,695 shares of Series B Convertible Preferred Stock to certain venture capital investors, including its original investors (see Note 6) for approximately $11.4 million in cash. The Series B Preferred was senior to the Series A Preferred and was originally convertible into 0.3125 shares of Common stock. In 1998, in accordance with the original terms of the Series B Preferred stock purchase agreement, the conversion ratio was adjusted so that each share of Series B Preferred was convertible into
0.6541 shares of Common stock. In addition, the Series B Preferred is automatically convertible upon a public stock offering, as defined.



    Dividends on the Series B Preferred were cumulative at $0.078 per share per annum and the Series B Preferred had a liquidation preference of $1.296 per share. At December 31, 1998, cumulative dividends accrued but not declared were $476,720. Beginning in October 2001, the holders may require the Company to redeem the Preferred at $1.296 per share plus accrued dividends over an eighteen-month period. The Series B Preferred stockholders would have been able to participate in Common stock dividends and had Common stock voting rights on an as converted basis. Upon completion of our initial public offering in September 1999, all of the outstanding shares of Series B Preferred stock and the accrued dividends thereon were converted into Common stock.

                            BLUESTONE SOFTWARE, INC.

8. MANDATORILY REDEEMABLE SERIES C CONVERTIBLE PREFERRED STOCK:



    On May 25, 1999, the Company sold 9,191,176 shares of Series C Convertible Preferred stock to certain venture capital investors, including certain
Series B Preferred investors for $25 million in cash. The Series C Preferred was senior to the Series A Preferred and Series B Preferred and was automatically convertible into Common stock upon a public stock offering, as defined. Dividends on the Series C Preferred were cumulative at $0.1632 per share per annum. The Series C Preferred stockholders would have been able to participate in Common stock dividends and had Common stock voting rights on an as converted basis. In conjunction with the sale of the Series C Preferred, the Company issued a warrant to purchase 150,448 shares of Common stock at $8.70 to the placement agent, valued at $800,000 using the black-scholes option pricing model and the following assumptions: volatility of 70%, a risk-free interest rate of 5.2%, fair market value of a share of Common stock of $8.70 and a term of 5 years. The value of the warrant was recorded as a cost of the Series C Preferred stock sale and, accordingly, deducted from the proceeds of the Series C Preferred stock. Upon completion of our initial public offering in September 1999, all of the outstanding shares of Series C Preferred stock and the accrued dividends thereon were converted into Common stock.



9. CONVERTIBLE SUBORDINATED NOTES AND WARRANTS:



    On January 21, 1999, the Company and substantially all of the Series B Preferred stockholders (collectively, the "Investors") entered into the Note and Warrant Purchase Agreement, whereby the Company could, from time to time before May 30, 1999, request that the Investors purchase 10% convertible subordinated secured notes totaling an aggregate of $5 million. Upon the purchase of a note, the Investors would be granted a warrant to purchase the number of shares of the Company's Common stock equal to the note amount multiplied by .1008, at an exercise price of $1.98 per share. The Company issued warrants to purchase an aggregate of 136,088 shares of Common stock in connection with notes purchased in April 1999 and May 1999. The Company also issued warrants to purchase an aggregate of 1,520 shares of Common stock at an exercise price of $8.70 per share related to interest on the notes. The warrants issued in connection with the notes and related interest thereon were valued at $1,100,000 using the black-scholes option pricing model and the following assumptions: volatility of 70%, risk-free interest rates of 5.2% to 5.3%, fair market value of a share of Common stock of $8.70 and a term of 10 years. The value of the warrants was charged to operations during 1999. The notes were converted into 496,322 shares of Series C Preferred stock on May 25, 1999. During December 1999, 84,859 shares of Common stock were issued to certain investors pursuant to their warrant exercises. At December 31, 1999, 50,644 warrants remain outstanding related to this Note and Warrant Purchase Agreement.



10. STOCK OPTION AND EMPLOYEE BENEFIT PLANS:


STOCK OPTION PLANS


    In 1996, the Company adopted the 1996 Incentive and Non-Qualified Stock Option Plan (the "1996 Plan") under which incentive and nonstatutory stock options to acquire shares of the Company's Common stock may be granted to officers, employees and consultants of the Company. Incentive stock options must be issued at an exercise price not less than the fair market value of the underlying shares on the date of grant. Options granted under the 1996 Plan are exercisable over a period of time, not to exceed ten years, and are subject to other terms and conditions specified in the individual option grants. In
April 1997, in connection with the sale of Series A Convertible Preferred stock (see Note 6),

                            BLUESTONE SOFTWARE, INC.

10. STOCK OPTION AND EMPLOYEE BENEFIT PLANS: (CONTINUED)



the 1996 Plan was amended and restated, increasing the total shares available under the plan to 781,250. On August 7, 1997, all outstanding options granted under the 1996 Plan were canceled and 151,219 were reissued at an exercise price of $2.24 per share. In April 1998, in connection with the sale of Series B Convertible Preferred stock (see Note 7), the 1996 Plan was amended and restated, increasing the total shares available under the plan to 1,406,250. In June 1999, the 1996 Plan was amended to increase the total shares available under the plan to 2,946,578 and in August 1999, the 1996 Plan was amended to increase the total shares available under the plan to 3,290,328. In January 2000, the 1996 Plan was amended to increase the total shares available under the plan to 6,750,000.


    Information relative to the 1996 Plan is as follows:


                                                                                          WEIGHTED
                                                              RANGE OF       AGGREGATE    AVERAGE
                                                              EXERCISES      EXERCISE     EXERCISE
                                                 SHARES        PRICES          PRICE       PRICE
                                                ---------   -------------   -----------   --------
Outstanding December 31, 1996.................    238,156   $        6.40   $ 1,524,200    $ 6.40
  Granted at fair market value................    512,545       2.24-9.60     1,279,200      2.50
  Canceled....................................   (334,688)      2.24-9.60    (1,871,530)     5.59
                                                ---------   -------------   -----------    ------
Outstanding December 31, 1997.................    416,013            2.24       931,870      2.24
  Granted at fair market value................    787,118       2.24-3.07     2,249,416      2.86
  Exercised...................................     (2,539)           2.24        (5,688)     2.24
  Canceled....................................    (18,523)           2.24       (41,493)     2.24
                                                ---------   -------------   -----------    ------
Outstanding December 31, 1998.................  1,182,069       2.24-3.07     3,134,105      2.65
  Granted at fair market value................  1,690,211     3.07-125.00    26,227,252     15.52
  Granted below fair market value.............    309,313       3.07-8.70     1,224,108      3.96
  Exercised...................................   (613,288)     2.24-15.00    (1,865,486)     3.04
  Canceled....................................   (117,846)     2.24-15.00      (598,303)     5.08
                                                ---------   -------------   -----------    ------
Outstanding December 31, 1999.................  2,450,459   $2.24-$125.00   $28,121,676    $11.48
                                                =========   =============   ===========    ======



    The options under the 1996 Plan generally vest over a four-year period. At December 31, 1999 there were options to purchase 824,615 shares of Common stock exercisable and options to purchase 224,042 shares of Common stock were available for future grant under the 1996 Plan prior to the January 2000 amendment. The weighted average remaining contractual life of the outstanding options at December 31, 1999 was 9.01 years.



    In connection with certain options granted to employees during 1999, the Company recorded $1,415,548 of deferred compensation. This amount represents the difference between the fair market value of the Company's Common stock on the date of grant and the exercise price of options to purchase 284,313 shares of the Company's Common stock. Deferred compensation is amortized over the vesting periods of the options, which range from immediate vesting to periods of up to four years. For the year ended December 31, 1999, $281,998 of deferred compensation was charged to expense. At December 31, 1999, the Company had $1,133,550 of deferred compensation to be amortized over the remaining vesting periods.



    Included in options granted below fair market value during the year ended December 31, 1999 are options to purchase 25,000 shares of Common stock issued to non-employees for consulting services. The Company recorded $190,954 in general and administrative expenses during 1999 related to these options.

                            BLUESTONE SOFTWARE, INC.

10. STOCK OPTION AND EMPLOYEE BENEFIT PLANS: (CONTINUED)



    In 1999, the Company established an executive bonus pool for issuance of Common stock options to the Chairman and to certain officers of the Company under the 1996 Plan. Grants of stock option awards under the bonus pool are contingent upon the Company meeting certain quarterly and annual performance goals. The Company granted 244,694 options under the bonus pool for the Company's quarterly operating results during the year ended December 31, 1999. On January 7, 2000, options to purchase 111,777 shares of Common stock were granted related to the achievement of annual goals for the year ended
December 31, 1999. Options granted in connection with the bonus pool vest immediately.



    In June 1999, the Company adopted the Directors' Compensation Plan under which non-qualified options to acquire shares of the Company's Common stock may be granted to non-employee directors of the Company. Options granted under the Directors' Compensation Plan vest immediately and are exercisable over a period of time not to exceed five years. The total number of shares reserved for issuance under the Directors' Compensation Plan is 156,250. As of December 31, 1999, 10,936 options were granted at a weighted average exercise price of $23.13 per share to non-employee directors of the Company pursuant to the Directors' Compensation Plan.



    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations, in accounting for its stock option plans. Had compensation cost for the plans been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS 123, the Company's net loss for the years ended December 31, 1997, 1998 and 1999 would have increased to the following pro forma amount:



                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1997           1998           1999
                                                       -----------   ------------   ------------
Net loss available to Common stockholders, as
  reported...........................................  $(4,037,970)  $(12,450,518)  $(16,753,427)
Net loss per share, as reported......................  $     (1.44)  $      (4.42)  $      (2.42)
                                                       ===========   ============   ============
Pro forma net loss...................................  $(4,111,949)  $(12,610,365)  $(18,568,724)
Pro forma net loss per share.........................  $     (1.46)  $      (4.48)  $      (2.68)
                                                       ===========   ============   ============



    The weighted average fair value of the options granted is estimated as $8.38 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected dividend yield, a volatility of 0% to 70%, a weighted average risk-free interest rate of 5.567% based on the rates in effect on the date of grant, and an expected life of seven years.


RETIREMENT SAVINGS PLAN


    The Company has a retirement savings plan (the "Plan") that qualifies under
Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15% of their annual compensation, as defined by the Plan. The Company contributes to the Plan at a rate of 10% of the employee's contributions up to a maximum of $1,000. The Company's contributions to the Plan were $22,009, $31,807 and $40,151 for the years ended December 31, 1997, 1998 and 1999, respectively.

                            BLUESTONE SOFTWARE, INC.

11. INCOME TAXES:


    The income tax provision consists of the following:


                                                                  YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                               1997         1998         1999
                                                            ----------   ----------   ----------
Current provision.........................................  $       --   $       --   $       --
Deferred benefit..........................................     (64,000)     (81,000)    (656,000)
Net operating loss not benefited..........................  (1,134,000)  (4,410,000)  (5,951,000)
Termination of S corporation status.......................    (121,000)          --           --
Increase in valuation allowance...........................   1,319,000    4,491,000    6,607,000
                                                            ----------   ----------   ----------
                                                            $       --   $       --   $       --
                                                            ==========   ==========   ==========


    The tax effect of the differences that give rise to deferred income taxes is as follows:


                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              ----------   ------------
Net operating loss carryforwards............................  $5,544,000   $ 11,495,000
Accounts receivable.........................................      18,000         54,000
Accrued expenses............................................     174,000        159,000
Property and equipment......................................      24,000         24,000
Deferred revenue............................................     252,000        786,000
Cash-to-accrual adjustment..................................    (202,000)      (101,000)
                                                              ----------   ------------
                                                               5,810,000     12,417,000
Less-Valuation allowance....................................  (5,810,000)   (12,417,000)
                                                              ----------   ------------
                                                              $       --   $         --
                                                              ==========   ============



    The Company has established a valuation allowance for the full amount of the net deferred tax asset due to the limited operating history of the Company and uncertainty surrounding realizability. At December 31, 1999, the Company had a net operating loss carryforward of approximately $29 million beginning to expire in 2012 for federal tax purposes and in 2004 for state tax purposes.



12. TRANSACTIONS WITH BCI:



    On April 17, 1997, in connection with the sale of the Series A Convertible Preferred stock (see Note 6), the Company spun off its consulting division, BCI, to its then sole stockholder, who is currently a director of the Company.


    In connection with the spin-off, the Company entered into the Intercompany Services Agreement with BCI, whereby BCI provided the Company certain administrative services at an allocated cost based on actual cost and usage. For the year ended December 31, 1997, general and administrative expense includes $871,784 for such services provided by BCI.


    The Company also sells certain software products and services to BCI and purchases certain consulting services from BCI. For the years ended
December 31, 1997, 1998 and 1999, the Company's sales to BCI totaled $40,448, $58,607 and $951,667, respectively, and total purchases from BCI were $47,088, $351,739 and $52,818, respectively. At December 31, 1998 and 1999, accounts receivable

                            BLUESTONE SOFTWARE, INC.

12. TRANSACTIONS WITH BCI: (CONTINUED)



includes $23,299 and $431,131, respectively, due from BCI and accounts payable includes $77,097 and $0, respectively, payable to BCI. In December 1999 the Company entered into a services agreement with BCI, whereby BCI will provide the Company two consultants during 2000 for $700,000 in the aggregate, payable quarterly during 2000.



    On March 31, 1998, the Company decided to no longer sell non-proprietary software products. In addition, the Company agreed to allow BCI to commence the sale and support of this product line, and sub-contracted support services to BCI related to previously sold maintenance contracts. The Company paid BCI $450,000 in 1998 and $150,000 in 1999, for the sub-contracted support services.



    The Company also sub-leases a portion of its operating facility to BCI (see
Note 13). Amounts charged to BCI, which reduced the Company's rent expense for the years ended December 31, 1997, 1998 and 1999, totaled $130,588, $74,165 and $93,510, respectively. During the years ended December 31, 1998 and 1999, the Company rented certain equipment from BCI, totaling $89,489 and $89,530, respectively.



    In connection with the Series A Convertible Preferred stock sale and spin-off of BCI, the Company issued a $500,000, 10% note payable to BCI (see
Note 5). In November 1999, the Company repaid this note in full.



13. COMMITMENTS AND CONTINGENCIES:



    The Company has operating leases on its office facilities (see Note 12) and certain equipment. Future minimum lease payments under such noncancelable operating leases are summarized as follows, as of December 31, 1999:



2000........................................................    2,229,489
2001........................................................    1,810,713
2002........................................................    1,806,477
2003........................................................    1,567,218
2004........................................................    1,105,428
2005 and thereafter.........................................    1,599,336
                                                              -----------
                                                              $10,118,661
                                                              ===========



    On October 29, 1999, the Company entered into a seven and one-half year lease for additional office facilities. The lease is secured by a $600,000 letter of credit (see Note 3). During November 1999, we entered into a master operating lease agreement with an equipment leasing company that provides for an equipment lease line of up to $1,000,000. Assets under operating leases on the lease line will be secured with a letter of credit equal to 60% of the asset amount. As of December 31, 1999, approximately $523,000 was available on the equipment lease line. Letters of credit of approximately $286,000 (see Note 3) were outstanding to secure the outstanding assets on the equipment lease line.



    Rent expense for continuing operations was $551,832, $691,615 and $868,683 for the years ended December 31, 1997, 1998 and 1999, respectively.



    The Company is involved in certain legal actions arising in the ordinary course of business. Management believes that the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.

    You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of the prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                            ------------------------

                               TABLE OF CONTENTS


                                          Page
                                        --------
Prospectus Summary....................       1
Risk Factors..........................       5
Forward-looking Statements............      13
Use of Proceeds.......................      14
Dividend Policy.......................      14
Price Range of Common Stock...........      14
Capitalization........................      15
Dilution..............................      16
Selected Financial Data...............      17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      18
Business..............................      29
Management............................      41
Certain Transactions..................      50
Principal and Selling Stockholders....      56
Description of Securities.............      59
Shares Eligible For Future Sale.......      61
Plan of Distribution..................      64
Legal Matters.........................      65
Experts...............................      65
Where You Can Find More Information...      66
Index to Financial Statements.........     F-1


                            ------------------------

                                3,500,000 Shares

                                     [LOGO]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                             ---------------------

Deutsche Banc Alex. Brown


Wit SoundView


C.E. Unterberg, Towbin

Legg Mason Wood Walker
                Incorporated

                                           , 2000

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission registration fee.........  $ 95,502
NASD and Blue Sky fees and expenses.........................    40,500
Nasdaq National Market additional securities listing fee....    17,500
Accountants' fees and expenses..............................   150,000
Legal fees and expenses.....................................   100,000
Transfer Agent's fees and expenses..........................     1,500
Printing and engraving expenses.............................   150,000
Miscellaneous...............................................    19,998
                                                              --------
Total Expenses..............................................  $575,000
                                                              ========



ITEM 14: INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 145 of the Delaware General Corporation Law permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article VI of Bluestone's bylaws provides that Bluestone, to the full extent permitted by Section 145 of the Delaware General Corporation Law, shall indemnify all past and present directors, officers, employees and agents of Bluestone who were or are parties or are threatened to be made parties to or are involved in any action, suit or proceeding against all expenses, liability and losses in connection with such proceeding. Such expenses may be paid by Bluestone in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

    As permitted by Section 102(b)(7) of the Delaware General Corporation Law,
Article IX of Bluestone's certificate of incorporation provides that no director of Bluestone shall be liable to Bluestone for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Bluestone or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends on or redemption of Bluestone's capital stock, or (iv) for any transaction from which the director derived an improper personal benefit.

    Bluestone has obtained a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will provide for indemnification by the Underwriters of Bluestone and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, Bluestone has sold the securities set forth below which were not registered under the Securities Act:

    Pursuant to a stock purchase agreement dated April 18, 1997, Bluestone issued 5,526,316 shares of Series A preferred stock to institutional and accredited investors for a total purchase price of $5.25 million or $0.95 per share, including 263,158 shares of Series A preferred stock to Mel Baiada.

No underwriters were used for such offering. Each share of Series A preferred stock was converted into 0.3125 shares of common stock at Bluestone's initial public offering.

    In connection with Bluestone's credit facility with Silicon Valley Bank, Bluestone issued to Silicon Valley Bank a warrant dated November 24, 1997 to purchase up to 9,766 shares of common stock at an exercise price equal to $2.56 per share. The warrant may be exercised at any time prior to November 24, 2004. The exercise price of the warrant and the number of shares of common stock into which the warrant was exercisable were subject to proportionate adjustment in the event of stock dividends payable in shares of common stock and combinations and splits of common stock. In addition, pursuant to an antidilution agreement between Bluestone and Silicon Valley Bank dated November 24, 1997, the exercise price of the warrant and the number of shares of common stock into which the warrant was exercisable were subject to adjustment on a broad-based weighted average basis for issuance of securities after November 24, 1997 for less than the then applicable exercise price for the warrant. In October 1999, Bluestone issued 9,100 shares of common stock to Silicon Valley Bank upon the cashless exercise of the warrant.

    Pursuant to a stock purchase agreement dated April 22, 1998, Bluestone issued 8,782,695 shares of Series B preferred stock to institutional and accredited investors for a total purchase price of $11.4 million, or $2.72 per share. No underwriters were used for such offering. Each share of Series B preferred stock was converted into 0.6541 shares of common stock at Bluestone's initial public offering.

    On January 21, 1999, Bluestone entered into the Note and Warrant Purchase Agreement with substantially all of the holders of the Series B preferred stock (the "Investors"). Under the Note and Warrant Purchase Agreement, the Investors agreed to provide subordinated secured debt financing of up to $5.0 million (the "Committed Principal Amount"). Bluestone drew down $1.35 million of such debt and issued 10% Convertible Subordinated Secured Notes and warrants to purchase up to 136,088 shares of common stock at an exercise price equal to $1.98 per share to the Investors. The outstanding $1.35 million of the Committed Principal Amount was converted into Series C preferred stock as part of issuance of 9,191,178 shares of Series C preferred stock at $2.72 per share on May 25, 1999. In December 1999, Bluestone issued 84,859 shares of common stock to entities affiliated with Patricof & Co, Ventures, Inc. upon the cashless exercise of their warrants.

    Pursuant to a stock purchase agreement dated May 25, 1999, Bluestone issued 9,191,178 shares of Series C preferred stock to institutional and accredited investors for a total purchase price of $25.0 million, or $2.72 per share. Deutsche Bank Securities Inc. acted as the placement agent for such offering for which it received $1.4 million and a warrant to purchase up to 150,448 shares of common stock at $2.72 per share. Each share of Series C preferred stock was converted into 0.3125 shares of common stock at Bluestone's initial public offering.

    From March 1, 1996 to October 6, 1999, Bluestone granted stock options to purchase 3,038,666 shares of common stock at exercise prices ranging from $2.24 to $23.13 per share to employees, consultants and directors pursuant to its Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan.

    Between March 1998 and October 6, 1999, 80,808 shares of common stock of Bluestone have been issued to current and former employees pursuant to the exercise of stock options.

    Bluestone believes that, prior to October 6, 1999, all grants of stock options or sales of common stock made pursuant to the exercise of stock options were made in reliance upon Rule 701 under the Securities Act or on Section 4(2) of the Securities Act. Bluestone believes that all of the transactions described above were exempt from registration under Section 3(b) or 4(2) of the Securities Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated, accredited investor or to have had a pre-existing business or personal relationship with Bluestone or its management and to have been purchasing for investment without a view to further distribution. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about Bluestone.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) The following exhibits are filed herewith or incorporated herein by reference:


       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1**           Form of Underwriting Agreement.
        2.1*            Contribution and Distribution Agreement, dated April 17,
                        1997, between Bluestone and Bluestone Consulting, Inc.
        3.1**           Amended and Restated Certificate of Incorporation of
                        Bluestone.
        3.2**           Bylaws of Bluestone.
        4.1*            Specimen Common Stock Certificate of Bluestone.
        5.1             Opinion of Pepper Hamilton LLP.
       10.1*+           1996 Incentive and Non-Qualified Stock Option Plan of
                        Bluestone, as amended and restated, including forms of
                        Incentive Stock Option Agreement, Non-Qualified Stock Option
                        Agreement and Stock Purchase and Restriction Agreement.
       10.2*+           Directors Compensation Plan of Bluestone.
       10.3*+           Forms of Employee Confidentiality Agreements of Bluestone.
       10.4*+           Executive Employment Agreement, dated April 18, 1997,
                        between Mel Baiada and Bluestone.
       10.5*+           First Amendment to Executive Employment Agreement, dated
                        January 13, 1999, between Mel Baiada and Bluestone.
       10.6*+           Executive Employment Agreement, dated April 24, 1997,
                        between Robert Bickel and Bluestone.
       10.7*+           Severance Agreement, dated September 17, 1998, between P.
                        Kevin Kilroy and Bluestone.
       10.8*+           Severance Agreement, dated September 17, 1998, between
                        Robert Bickel and Bluestone.
       10.9*+           Severance Agreement, dated September 17, 1998, between John
                        H. Capobianco and Bluestone.
       10.10*+          Severance Agreement, dated September 17, 1998, between
                        Enrico J. Ballezzi and Bluestone.
       10.11*           Consulting Agreement, dated as of May 3, 1994, between
                        Andrew J. Filipowsli and Bluestone.
       10.12*           Reseller Agreement, dated January 1, 1998, between Bluestone and Bluestone Consulting, Inc.
       10.13*           Subcontract Agreement, dated April 23, 1998, between
                        Bluestone and Bluestone Consulting, Inc.
       10.14*           Intercompany Services Agreement, dated April 17, 1997,
                        between Bluestone and Bluestone Consulting, Inc.
       10.15*           Service Mark License Agreement, dated April 17, 1997,
                        between Bluestone and Bluestone Consulting, Inc.
       10.16*           $500,000 Amended and Restated Convertible and Subordinated
                        Note, dated April 17, 1997, by Bluestone in favor of Mark
                        Baiada.
       10.17*           $500,000 Promissory Note, dated April 17, 1997, by Bluestone in favor of Bluestone Consulting, Inc.
       10.18*           Sublease Agreement, dated as of April 30, 1997 between
                        Bluestone (as sublandlord) and Bluestone Consulting, Inc.
                        (as subtenant).
       10.19*           Equipment Lease, dated September 5, 1997, between Bluestone and Colonial Pacific Leasing.
       10.20*           Loan and Security Agreement, dated as of December 8, 1997, between Silicon Valley Bank and Bluestone.
       10.21*           First Loan Modification Agreement, dated as of August 16,
                        1998, between Silicon Valley Bank and Bluestone.
       10.22*           Second Loan Modification Agreement, dated as of January 21,
                        1999, between Silicon Valley Bank and Bluestone.

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
       10.23*           Third Loan Modification Agreement, dated as of March 30,
                        1999, between Silicon Valley Bank and Bluestone.
       10.24*           Negative Pledge Agreement, dated as of August 16, 1998,
                        between Silicon Valley Bank and Bluestone.
       10.25*           Warrant to purchase 31,250 shares of Common Stock of
                        Bluestone, dated as of November 24, 1997, issued by
                        Bluestone to Silicon Valley Bank.
       10.26*           Antidilution Agreement, dated as of November 24, 1997,
                        between Silicon Valley Bank and Bluestone.
       10.27*           Registration Rights Agreement, dated as of November 24,
                        1997, between Silicon Valley Bank and Bluestone.
       10.28*           Warrant to purchase 481,434 shares of Common Stock of
                        Bluestone, dated as of April 28, 1999, issued by Bluestone to Deutsche Bank Alex.Brown
       10.29*           Series A Preferred Stock Purchase Agreement, dated as of
                        April 18, 1997, between Bluestone and the investors listed therein.
       10.30*           Series B Preferred Stock Purchase Agreement, dated as of
                        April 22, 1998, between Bluestone and the investors listed therein.
       10.31*           Convertible Subordinated Secured Note and Warrant Purchase
                        Agreement, dated as of January 21, 1999, between Bluestone and the investors listed therein.
       10.32*           Form of Warrant issued to the investors under the
                        Convertible Subordinated Secured Note and Warrant Purchase
                        Agreement dated January 21, 1999.
       10.33*           Series C Preferred Stock Purchase Agreement dated as of May
                        25, 1999, between Bluestone and the purchasers listed
                        therein.
       10.34*           Second Restated First Refusal and Co-Sale Agreement, dated as of May 25, 1999, between Bluestone and the investors and stockholders listed therein.
       10.35*           Second Restated Investors' Rights Agreement, dated as of May
                        25, 1999, between Bluestone and the investors and
                        stockholders listed therein, as amended by the First
                        Amendment dated as of June 16, 1999.
       10.36*           Restated Voting Agreement, dated as of April 23, 1998,
                        between Bluestone and the investors and founders listed
                        therein, as amended by the First Amendment dated as of June
                        16, 1999.
       10.37*           Real Estate Lease for 1000 Briggs Road, Mount Laurel, New
                        Jersey, dated February 1, 1998, with Liberty Properties as landlord.
       10.38*+          Senior Management Compensation Policy 1999.
       10.39*+          Executive Management Compensation Policy 1999.
       10.40**          Lease for Philadelphia, Pennsylvania headquarters.
       10.41**          Lease for Redwood Shores, California office.
       10.42**          Fourth Loan Modification Agreement between Silicon Valley
                        Bank and Bluestone.
       23.1             Consent of Arthur Andersen LLP.
       23.2             Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
       23.3**           Consent of International Data Corporation.
       24.1**           Powers of Attorney (included in the signature page to the
                        Registration Statement).
       27.1             Financial Data Schedule (in electronic format only).


------------------------

* Incorporated herein by reference to the corresponding exhibit to Bluestone's Form S-1, as amended, filed with the Securities and Exchange Commission on July 2, 1999.


**  Previously filed.


+   Management contract or compensatory plan.

    (b) The following financial statement schedules are filed herewith:

Schedule II - Valuation and Qualifying Accounts (and the report thereon).

ITEM 17. UNDERTAKINGS

    (a) Bluestone hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Bluestone pursuant to the foregoing provisions, or otherwise, Bluestone has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Bluestone of expenses incurred or paid by a director, officer or controlling person of Bluestone in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Bluestone will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) Bluestone hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by Bluestone pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on the 14th day of February, 2000.


                                                       BLUESTONE SOFTWARE, INC.

                                                       BY:             /S/ P. KEVIN KILROY
                                                            -----------------------------------------
                                                                         P. Kevin Kilroy
                                                              President and Chief Executive Officer


    Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                          *                            Chairman of the Board of
     -------------------------------------------         Directors                   February 14, 2000
                   P. Melan Baiada

                                                       President and Chief
                 /s/ P. KEVIN KILROY                     Executive Officer and
     -------------------------------------------         Director (Principal         February 14, 2000
                   P. Kevin Kilroy                       Executive Officer)

                                                       Senior Vice President Chief
                  /s/ S. CRAIG HUKE                      Financial Officer
     -------------------------------------------         (Principal Financial and    February 14, 2000
                    S. Craig Huke                        Accounting Officer)

                          *                            Director
     -------------------------------------------                                     February 14, 2000
                   Gregory M. Case

                          *                            Director
     -------------------------------------------                                     February 14, 2000
                  William C. Hulley

                          *                            Director
     -------------------------------------------                                     February 14, 2000
                Andrew J. Filipowski

                          *                            Director
     -------------------------------------------                                     February 14, 2000
                   Paul E. Blondin



*                      /s/ P. KEVIN KILROY
             --------------------------------------
                         P. Kevin Kilroy
                       AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX



       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1**           Form of Underwriting Agreement.
        2.1*            Contribution and Distribution Agreement, dated April 17,
                        1997, between Bluestone and Bluestone Consulting, Inc.
        3.1**           Amended and Restated Certificate of Incorporation of
                        Bluestone.
        3.2**           Bylaws of Bluestone.
        4.1*            Specimen Common Stock Certificate of Bluestone.
        5.1             Opinion of Pepper Hamilton LLP.
       10.1*+           1996 Incentive and Non-Qualified Stock Option Plan of
                        Bluestone, as amended and restated, including forms of
                        Incentive Stock Option Agreement, Non-Qualified Stock Option
                        Agreement and Stock Purchase and Restriction Agreement.
       10.2*+           Directors Compensation Plan of Bluestone.
       10.3*+           Forms of Employee Confidentiality Agreements of Bluestone.
       10.4*+           Executive Employment Agreement, dated April 18, 1997,
                        between Mel Baiada and Bluestone.
       10.5*+           First Amendment to Executive Employment Agreement, dated
                        January 13, 1999, between Mel Baiada and Bluestone.
       10.6*+           Executive Employment Agreement, dated April 24, 1997,
                        between Robert Bickel and Bluestone.
       10.7*+           Severance Agreement, dated September 17, 1998, between P.
                        Kevin Kilroy and Bluestone.
       10.8*+           Severance Agreement, dated September 17, 1998, between
                        Robert Bickel and Bluestone.
       10.9*+           Severance Agreement, dated September 17, 1998, between John
                        H. Capobianco and Bluestone.
       10.10*+          Severance Agreement, dated September 17, 1998, between
                        Enrico J. Ballezzi and Bluestone.
       10.11*           Consulting Agreement, dated as of May 3, 1994, between
                        Andrew J. Filipowsli and Bluestone.
       10.12*           Reseller Agreement, dated January 1, 1998, between Bluestone and Bluestone Consulting, Inc.
       10.13*           Subcontract Agreement, dated April 23, 1998, between
                        Bluestone and Bluestone Consulting, Inc.
       10.14*           Intercompany Services Agreement, dated April 17, 1997,
                        between Bluestone and Bluestone Consulting, Inc.
       10.15*           Service Mark License Agreement, dated April 17, 1997,
                        between Bluestone and Bluestone Consulting, Inc.
       10.16*           $500,000 Amended and Restated Convertible and Subordinated
                        Note, dated April 17, 1997, by Bluestone in favor of Mark
                        Baiada.
       10.17*           $500,000 Promissory Note, dated April 17, 1997, by Bluestone in favor of Bluestone Consulting, Inc.
       10.18*           Sublease Agreement, dated as of April 30, 1997 between
                        Bluestone (as sublandlord) and Bluestone Consulting, Inc.
                        (as subtenant).
       10.19*           Equipment Lease, dated September 5, 1997, between Bluestone and Colonial Pacific Leasing.
       10.20*           Loan and Security Agreement, dated as of December 8, 1997, between Silicon Valley Bank and Bluestone.
       10.21*           First Loan Modification Agreement, dated as of August 16,
                        1998, between Silicon Valley Bank and Bluestone.
       10.22*           Second Loan Modification Agreement, dated as of January 21,
                        1999, between Silicon Valley Bank and Bluestone.
       10.23*           Third Loan Modification Agreement, dated as of March 30,
                        1999, between Silicon Valley Bank and Bluestone.
       10.24*           Negative Pledge Agreement, dated as of August 16, 1998,
                        between Silicon Valley Bank and Bluestone.
       10.25*           Warrant to purchase 31,250 shares of Common Stock of
                        Bluestone, dated as of November 24, 1997, issued by
                        Bluestone to Silicon Valley Bank.
       10.26*           Antidilution Agreement, dated as of November 24, 1997,
                        between Silicon Valley Bank and Bluestone.
       10.27*           Registration Rights Agreement, dated as of November 24,
                        1997, between Silicon Valley Bank and Bluestone.

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
       10.28*           Warrant to purchase 481,434 shares of Common Stock of
                        Bluestone, dated as of April 28, 1999, issued by Bluestone to Deutsche Bank Alex.Brown
       10.29*           Series A Preferred Stock Purchase Agreement, dated as of
                        April 18, 1997, between Bluestone and the investors listed therein.
       10.30*           Series B Preferred Stock Purchase Agreement, dated as of
                        April 22, 1998, between Bluestone and the investors listed therein.
       10.31*           Convertible Subordinated Secured Note and Warrant Purchase
                        Agreement, dated as of January 21, 1999, between Bluestone and the investors listed therein.
       10.32*           Form of Warrant issued to the investors under the
                        Convertible Subordinated Secured Note and Warrant Purchase
                        Agreement dated January 21, 1999.
       10.33*           Series C Preferred Stock Purchase Agreement dated as of May
                        25, 1999, between Bluestone and the purchasers listed
                        therein.
       10.34*           Second Restated First Refusal and Co-Sale Agreement, dated as of May 25, 1999, between Bluestone and the investors and stockholders listed therein.
       10.35*           Second Restated Investors' Rights Agreement, dated as of May
                        25, 1999, between Bluestone and the investors and
                        stockholders listed therein, as amended by the First
                        Amendment dated as of June 16, 1999.
       10.36*           Restated Voting Agreement, dated as of April 23, 1998,
                        between Bluestone and the investors and founders listed
                        therein, as amended by the First Amendment dated as of June
                        16, 1999.
       10.37*           Real Estate Lease for 1000 Briggs Road, Mount Laurel, New
                        Jersey, dated February 1, 1998, with Liberty Properties as landlord.
       10.38*+          Senior Management Compensation Policy 1999.
       10.39*+          Executive Management Compensation Policy 1999.
       10.40**          Lease for Philadelphia, Pennsylvania headquarters.
       10.41**          Lease for Redwood Shores, California office.
       10.42**          Fourth Loan Modification Agreement between Silicon Valley
                        Bank and Bluestone.
       23.1             Consent of Arthur Andersen LLP.
       23.2             Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
       23.3**           Consent of International Data Corporation.
       24.1**           Powers of Attorney (included in the signature page to the
                        Registration Statement).
       27.1             Financial Data Schedule (in electronic format only).


------------------------


* Incorporated herein by reference to the corresponding exhibit to Bluestone's Form S-1, as amended, filed with the Securities and Exchange Commission on July 2, 1999.



**  Previously filed.



+   Management contract or compensatory plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Bluestone Software, Inc.


    We have audited, in accordance with generally accepted auditing standards, the financial statements of Bluestone Software, Inc. included in this registration statement and have issued our report thereon dated January 31, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial statement schedule is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          /s/ ARTHUR ANDERSEN LLP


Philadelphia, PA
January 31, 2000

                            BLUESTONE SOFTWARE, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS:


                                          BALANCE AT    CHARGED TO   SPIN-OFF OF                BALANCE AT
                                         BEGINNING OF   COSTS AND    CONSULTING                   END OF
                                            PERIOD       EXPENSES     DIVISION     WRITE-OFFS     PERIOD
                                         ------------   ----------   -----------   ----------   ----------
1999...................................     $44,473      $204,536     $      --    $(114,024)    $134,985
1998...................................      37,012        32,800            --      (25,339)      44,473
1997...................................      77,090        95,883      (104,372)     (31,589)      37,012


                                      S-2